Exhibit 99.1

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

WORLD CLASS EASTERN CHARM
HOSPITALITY WITH ANNUAL REPORT 2017 (A joint stock limited company incorporated in the People’s Republic of China with limited liability) Stock Code : A Share : 600115 H Share : 00670 ADR : CEA

CHINA EASTERN

Contents

2	Definitions
5	Company Introduction
6	Company Profile
8	Financial Highlights (Prepared in accordance with International Financial Reporting Standards)
9	Summary of Accounting and Business Data (Prepared in accordance with PRC Accounting Standards)
10	Summary of Major Operating Data
13	Fleet Structure
16	Milestones 2017
20	Chairman's Statement
28	Review of Operations and Management's Discussion and Analysis
49	Report of the Directors
77	Corporate Governance
97	Report of the Supervisory Committee
100	Social Responsibilities
105	Financial Statements prepared in accordance with International Financial Reporting Standards
	• Independent Auditor's Report
	• Consolidated Statement of Profit or Loss and Other Comprehensive Income
	• Consolidated Statement of Financial Position
	• Consolidated Statement of Changes in Equity
	• Consolidated Statement of Cash Flows
	• Notes to the Financial Statements
220	Supplementary Financial Information

Definitions In this report, unless the context otherwise requires, the following expressions have the following meanings: AFK Articles Available freight tonne-kilometres (AFTK) Available seat-kilometres (ASK) Available tonne-kilometres (ATK) Board CAAC CASC CEA Holding CES Finance CES Global CES Leasing China Cargo Airlines China Eastern Airlines, CEA, or the Company China United Airlines Code Code-share CSRC Ctrip Delta * For identifi cation purpose only. means Air France-KLM, the Company’s connected person pursuant to the Shanghai Listing Rules means the articles of association of the Company means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance ? own for every route means the sum of the maximum number of seats made available for sale multiplied by the distance ? own for every route means the sum of capacity available for the carriage multiplied by the distance ? own for every route means the board of directors of the Company means the Civil Aviation Administration of China. Please refer to its of? cial website www.caac.gov.cn/ for more details about the CAAC means (China Aviation Supplies Co., Limited*), a connected person of the Company pursuant to the Shanghai Listing Rules means (China Eastern Air Holding Company Limited*), formerly known as (China Eastern Air Holding Company*), which changed its name to China Eastern Air Holding Company Limited in December 2017, the controlling Shareholder and a connected person of the Company means (CES Finance Holding Co., Limited), a controlled subsidiary of CEA Holding and a substantial Shareholder and connected person of the Company means (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CES Finance and a substantial Shareholder and connected person of the Company means (CES International Financial Leasing Corporation Limited), a controlled subsidiary of CEA Holding and a connected person of the Company means (China Cargo Airlines Co., Limited), a controlled subsidiary of Eastern Logistics and a connected person of the Company means (China Eastern Airlines Corporation Limited) means (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company means the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules means a widely adopted marketing arrangement for all airlines across the world. Pursuant to the code-share agreements entered into with other airlines, an airline may conduct sales for the seats of code-share ? ights operated by other airlines as its own products means the China Securities Regulatory Commission. Please refer to its of? cial website www.csrc.gov.cn/ for more details about the CSRC means (Ctrip Computer Technology (Shanghai) Co., Limited), the controlling shareholder of (Shanghai Licheng Information Technology Consulting Co., Ltd.), a Shareholder Delta Air Lines Inc., (IATA Code: DL), a substantial Shareholder 2 China Eastern Airlines Corporation Limited 2017 Annual Report

Definitions

Directors	means the directors of the Company
Eastern Air Finance	means 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Limited), a controlled subsidiary of CEA Holding and a connected person of the Company
Eastern Airlines Industry Investment	means 東方航空產業投資有限公司 (Eastern Airlines Industry Investment Company Limited), a wholly-owned subsidiary of CEA Holding and a connected person of the Company
Eastern Air Jiangsu	means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited), a controlled subsidiary of the Company
Eastern Air Yunnan	means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited), a controlled subsidiary of the Company
Eastern Air Wuhan	means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited), a controlled subsidiary of the Company
Eastern E-Commerce	means 東方航空電子商務有限公司 (China Eastern Airlines E-Commerce Co., Limited), a wholly-owned subsidiary of the Company
Eastern Investment	means 上海東航投資有限公司 (Shanghai Eastern Airline Industry Investment Co., Limited), a wholly-owned subsidiary of CEA Holding and a connected person of the Company
Eastern Logistics	means 東方航空物流有限公司 (Eastern Airline Logistics Co., Limited), a controlled subsidiary of CEA Holding and a connected person of the Company
Eastern Technology	means 東方航空技術有限公司 (China Eastern Airlines Technology Co., Limited), a wholly-owned subsidiary of the Company
Freight tonne-kilometres yield	means the ratio of the sum of freight transportation and related revenue to freight traffic volume
Frequent flyer program	means the strategic initiative which offers reward miles to passengers who frequently fly the airlines by accumulating flight kilometers or points thereby enhancing customers' satisfaction level and loyalty
HKSCC	means Hong Kong Securities Clearing Company Ltd., which operates the Central Clearing and Settlement System (CCASS) of Hong Kong. HKSCC is a wholly-owned subsidiary of Hong Kong Stock Exchange, where the shares of H shares investors are deposited in HKSCC
Hong Kong Listing Rules	means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
Hong Kong Stock Exchange	means The Stock Exchange of Hong Kong Limited
IATA	means International Air Transport Association, a major international organization formed by airlines of different countries worldwide, which coordinates and communicates government policies through aviation transportation enterprises and deals with actual operations issues. Please refer to the website http://www.iata.org/ for more details
IFRSs	means International Financial Reporting Standards
Model Code	means the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules
NDRC	means the National Development and Reform Commission. Please refer to its official website www.ndrc.gov.cn/
NYSE	means the New York Stock Exchange

3

Definitions

Overall load factor	means the ratio of total traffic volume to ATK
Passenger-kilometres yield	means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume
Passenger load factor	means the ratio of passenger traffic volume to ASK
PRC	means the People's Republic of China
Qantas	Qantas Airways Limited (IATA Code: QF)
Reporting Period	means 1 January 2017 to 31 December 2017
Revenue freight tonne-kilometres (RFTK)	means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the distance flown for every route
Revenue passenger-kilometres (RPK)	means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route
Revenue tonne-kilometres (RTK)	means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route
Revenue tonne-kilometres yield	means the ratio of the sum of transportation and related revenue to total traffic volume
SASAC	means State-owned Assets Supervision and Administration Commission of the State Council
SFO	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
Shanghai Airlines	means 上海航空有限公司 (Shanghai Airlines Co., Limited), a wholly-owned subsidiary of the Company
Shanghai Airlines Tours	means 上海航空國際旅遊(集團)有限公司 (Shanghai Airlines Tours, International (Group) Co., Limited), a wholly-owned subsidiary of the Company
Shanghai Flight Training	means 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Limited), a wholly-owned subsidiary of the Company
Shanghai Listing Rules	means the Rules Governing the Listing of Stocks on Shanghai Stock Exchange
Shareholder(s)	means the shareholder(s) of the Company
SkyTeam Airline Alliance	means the SkyTeam Airline Alliance, one of the three major airline alliances in the world. Please refer to the website http://www.skyteam.com/ for more details about the SkyTeam Airline Alliance
Supervisors	means the supervisors of the Company
Supervisory Committee	means the supervisory committee of the Company
The end of the Reporting Period	means 31 December 2017
The Group	means the Company and its subsidiaries
TravelSky	means 中國民航信息網絡股份有限公司 (TravelSky Technology Limited), the Company's connected person pursuant to the Shanghai Listing Rules
USA	means the United States of America
Weight of freight carried	means the actual weight of freight carried

4 China Eastern Airlines Corporation Limited | 2017 Annual Report

Company Introduction As a member of SkyTeam Airline Alliance, the Group has extended its flight network from Shanghai to 1,074 cities in 177 countries via close cooperation with SkyTeam Airline Alliance member airlines. Our Eastern Miles frequent flyer program now has 33.36 million members. Headquartered in Shanghai, the Company is one of China’s three major state-owned airlines. It originated from the fi rst squadron established by former Civil Aviation Administration of Shanghai in January, 1957. The Company was the first Chinese airline to be listed on the New York, Hong Kong and Shanghai stock markets in 1997. As at the end of 2017, the Group operated a modernized fleet comprised of 637 passenger aircraft, including 10 business aircraft held under trust, with an average fleet age of 5.5 years for the major models, being one of the youngest and the most streamlined fleet among the global large-size international airlines. As a member of Skyteam Airline Alliance, the Company has extended its flight network to 177 countries around the world and 1,074 destinations. Passenger capacity exceeded 110 million in 2017, ranked the seventh around the world. Members of “Eastern Miles” can enjoy members’ benefits and use any one of the 600 VIP airport lounges of all of the
20 SkyTeam Airline Alliance member airlines across the world. The Group has been striving to build a world-class excellent modern integrated aviation services and logistics services provider that is “Cherished by Staff, Preferred by Customers, Satisfied by Shareholders and Trusted by Society”. As at the end of 2017, the Company was awarded the “China Securities Golden Bauhinia Award” for six consecutive years, recognized as one of the “Top 30 Most Valuable Chinese Brands” by Wire & Plastic Products Group (WPP), the world’s largest brand communication group, and awarded as one of the “World’s 500 Most Valuable Brands” by the famous brand appraisal organization Brand Finance for two consecutive years. As at 2017, the Company received “Gold Ranking” accredited by IATA, and was granted awards such as “Feike Travel Awards”, “Best Employer Award in Aviation Industry”, “The Most Admired Company in China”, “2017 Top 10 Infl uencing Airlines”, “Top 50 Chinese Brand with Overseas Social Infl uence” and “The Best Performing Airline” by various authoritative institutions. With the concept of “World-Class Hospitality with Eastern Charm”, the Group will create splendid travel experiences for global customers with “Accurate, Exquisite and Refi ned” service quality.
5

Company Profile

Company Information

Chinese name of the Company	中國東方航空股份有限公司
English name of the Company	China Eastern Airlines Corporation Limited
Abbreviated English name of the Company	CEA
Legal representative of the Company	Liu Shaoyong

Basic Profile

Registered address of the Company	66 Airport Street, Pudong New District, Pudong International Airport, Shanghai
Postal code of the Company's registered address	201202
The Company's website	www.ceair.com
Mobile application (APP)	東方航空
Mobile website	m.ceair.com
Email address	ir@ceair.com
Service hotline	+86 95530
Sina Weibo	http://weibo.com/ceair
Weixin public subscription ID	東方航空訂閱號
Weixin ID	donghang_gw
Weixin QR code	

Shares of the Company

A shares Place of listing: The Shanghai Stock Exchange	Abbreviation: CEA	Code: 600115
H shares Place of listing: The Stock Exchange of Hong Kong	Abbreviation: China East Air	Code: 00670
ADR Place of listing: NYSE	Abbreviation: China Eastern	Code: CEA

Other Relevant Information

Domestic auditor engaged by the Company	**Name**	Ernst & Young Hua Ming LLP
	Office address	Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing, China
	Signing accountants	Yuan Yongmin, David Meng
International auditor engaged by the Company	**Name**	Ernst & Young
	Office address	22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Sponsor authority performing duties of continuous supervision during the Reporting Period	**Name**	China International Capital Corporation Limited
	Office address	32/F, Azia Center 1233, Lujiazui Ring Road, Shanghai
	Signing Sponsor Representatives	Xia Yuyang, Xu Huifen
	Period of continuous supervision	June 2016 to December 2017

6 China Eastern Airlines Corporation Limited | 2017 Annual Report

Company Profile DIRECTORS Liu Shaoyong (Chairman) Ma Xulun (Vice Chairman, President) Li Yangmin (Director, Vice President) Gu Jiadan (Director) Tang Bing (Director, Vice President) Tian Liuwen (Director, Vice President) Yuan Jun (Employee Representative Director) Li Ruoshan (Independent Non-executive Director) Ma Weihua (Independent Non-executive Director) Shao Ruiqing (Independent Non-executive Director) Cai Hongping (Independent Non-executive Director) Note: In February 2018, Xu Zhao has resigned from his position as a Director and Yuan Jun was appointed as an employee representative Director. SUPERVISORS Xi Sheng (Chairman of the Supervisory Committee) Ba Shengji (Supervisor) Hu Jidong (Supervisor) Feng Jinxiong (Supervisor) Jia Shaojun (Supervisor) SENIOR MANAGEMENT Wu Yongliang (Vice President, Chief Financial Offi cer) Feng Liang (Vice President) Feng Dehua (Vice President) Jiang Jiang (Vice President) Wang Jian (Board Secretary, Company Secretary) COMPANY SECRETARY Wang Jian AUTHORIZED REPRESENTATIVE Liu Shaoyong Wang Jian LEGAL ADVISERS
Hong Kong: Baker & McKenzie USA: Baker & McKenzie China: Beijing Commerce & Finance Law Office
PRINCIPAL BANKS Industrial and Commercial Bank of China, Shanghai Branch China Construction Bank, Shanghai Branch The Bank of China, Shanghai Branch Agricultural Bank of China, Shanghai Branch SHARE REGISTRAR Hong Kong Registrars Limited Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong The Bank of New York Mellon 101 Barclay Street New York, NY 10286 USA China Securities Depository and Clearing Corporation Limited, Shanghai Branch 3/F, 166 East Lu Jiazui Road, Pudong New District, Shanghai PRINCIPAL PLACE OF BUSINESS IN HONG KONG Unit D, 19/F, United Centre, 95 Queensway, Hong Kong 7

Financial Highlights

(Prepared in accordance with IFRSs)

Expressed in RMB million

	2013	2014	2015	2016	2017
Year ended 31 December					
Revenues	88,245	90,185	93,969	98,904	**102,475**
Other operating income and gains	2,725	3,685	5,269	5,469	**7,481**
Gain/(loss) on fair value changes of derivative financial instruments	18	11	6	2	**(311)**
Operating expenses	(89,412)	(87,823)	(86,619)	(91,889)	**(100,214)**
Operating profit	1,576	6,058	12,625	12,486	**9,431**
Finance income/(costs), net	576	(2,072)	(7,110)	(6,176)	**(1,072)**
Profit before income tax	2,217	4,113	5,667	6,497	**8,610**
Profit for the year attributable to the equity holders of the Company	2,373	3,410	4,537	4,498	**6,342**
Earning per share attributable to the equity holders of the Company (RMB)[1]	0.20	0.27	0.35	0.33	**0.44**
At 31 December					
Cash and cash equivalents	1,995	1,355	9,080	1,695	**4,605**
Net current liabilities	(40,472)	(42,887)	(51,309)	(52,194)	**(62,035)**
Non-current assets	127,458	147,586	174,914	196,436	**211,434**
Non-current borrowings, including current portion	(36,175)	(41,210)	(43,675)	(29,749)	**(28,842)**
Obligations under finance leases, including current portion	(23,135)	(38,695)	(52,399)	(61,041)	**(66,868)**
Equity attributable to the equity holders of the Company	26,902	29,974	37,411	49,450	**55,360**

(1) The calculation of earnings per share for 2013 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,091,881,000 ordinary shares in issue. The calculation of earnings per share for 2014 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,674,269,000 ordinary share in issue. The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary shares in issue. The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary shares in issue. The calculation of earnings per share for 2017 is based on the profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue.

Revenues

(RMB millions)


88,245
90,185
93,969
98,904
102,475
2013
2014
2015
2016
2017

Operating Profit

(RMB millions)


1,576
6,058
12,625
12,486
9,431
2013
2014
2015
2016
2017

8 China Eastern Airlines Corporation Limited | 2017 Annual Report

Summary of Accounting and Business Data (Prepared in accordance with PRC Accounting Standards) Profit for the year ended 31 December 2017 Net profit Income from main operations, net Income from other operations, net Income from investments Non-operating income, net RMB million 6,820 10,369 1,067 2,054 1,374 Major Accounting Data & Financial Indicators (RMB million) 2016 2017 1. Operation revenue 98,560 101,721 2. Net profit attributable to the equity holders of the Company 4,508 6,352 3. Total assets 210,051 227,464 4. Shareholders’ equity 50,096 56,518 5. Earnings per share (RMB) 0.33 0.44 6. Net assets per share (RMB) 3.01 3.47 Note: 1. Calculation of major financial indicators: Earnings per share = profit attributable to the equity holders of the Company + weighted average number of ordinary shares outstanding Net assets per share = shareholders’ equity at the end of the year + weighted average number of ordinary shares outstanding 9

Summary of Major Operating Data

	As at 31 December		
	2017	2016	Change
Passenger transportation data			
ASK (available seat – kilometres) ***(millions)***	**225,996.28**	206,249.27	9.57%
– Domestic routes	**141,067.10**	129,459.68	8.97%
– International routes	**78,980.87**	71,177.37	10.96%
– Regional routes	**5,948.32**	5,612.22	5.99%
RPK (revenue passenger – kilometres) ***(millions)***	**183,181.98**	167,529.20	9.34%
– Domestic routes	**117,033.08**	106,361.13	10.03%
– International routes	**61,390.58**	56,821.42	8.04%
– Regional routes	**4,758.33**	4,346.64	9.47%
Number of passengers carried ***(thousands)***	**110,811.40**	101,741.64	8.91%
– Domestic routes	**92,621.36**	84,201.92	10.00%
– International routes	**14,676.05**	14,323.71	2.46%
– Regional routes	**3,513.99**	3,216.02	9.27%
Passenger load factor ***(%)***	**81.06**	81.23	-0.17pts
– Domestic routes	**82.96**	82.16	0.80pts
– International routes	**77.73**	79.83	-2.10pts
– Regional routes	**79.99**	77.45	2.54pts
Passenger – kilometres yield ***(RMB)*** **(including fuel surcharge)**[Note 1]	**0.521**	0.517	0.77%
– Domestic routes	**0.539**	0.534	0.94%
– International routes	**0.470**	0.471	-0.21%
– Regional routes	**0.724**	0.712	1.69%
Passenger – kilometres yield ***(RMB)*** **(excluding fuel surcharge)**[Note 1]	**0.486**	0.482	0.83%
– Domestic routes	**0.539**	0.534	0.94%
– International routes	**0.370**	0.374	-1.07%
– Regional routes	**0.655**	0.638	2.66%

10 China Eastern Airlines Corporation Limited | 2017 Annual Report

Summary of Major Operating Data

	As at 31 December			
	2017	2016 (comparable basis)[Note 2]	Change	2016 (non-comparable basis)[Note 2]
Freight transportation data				
AFTK (available freight tonne – kilometres)				
(millions)	7,057.28	6,535.18	7.99%	9,439.85
– Domestic routes	2,277.61	2,163.17	5.29%	2,220.52
– International routes	4,592.09	4,224.47	8.70%	6,949.25
– Regional routes	187.57	147.54	27.13%	270.08
RFTK (revenue freight tonne – kilometres)				
(millions)	2,663.01	2,495.43	6.72%	4,875.20
– Domestic routes	895.56	927.40	-3.43%	963.57
– International routes	1,722.73	1,530.17	12.58%	3,786.02
– Regional routes	44.73	37.86	18.15%	125.61
Weight of freight carried *(million kg)*	933.33	929.26	0.44%	1,395.01
– Domestic routes	647.86	668.64	-3.11%	707.17
– International routes	247.91	228.59	8.45%	584.79
– Regional routes	37.56	32.03	17.27%	103.04
Freight tonne – kilometres yield *(RMB)*				
(including fuel surcharge)[Note 1]	1.363			1.250
– Domestic routes	1.100			1.066
– International routes	1.444			1.239
– Regional routes	3.555			2.977
Freight tonne – kilometres yield *(RMB)*				
(excluding fuel surcharge)[Note 1]	1.295	N/A	N/A	1.173
– Domestic routes	1.012			0.987
– International routes	1.388			1.165
– Regional routes	3.376			2.850
Consolidated data				
ATK (available tonne – kilometres) *(millions)*	27,396.94	25,097.62	9.16%	28,002.28
– Domestic routes	14,973.65	13,814.54	8.39%	13,871.89
– International routes	11,700.37	10,630.43	10.06%	13,355.21
– Regional routes	722.92	652.64	10.77%	775.18

11

Summary of Major Operating Data
2017 As at 31 December
2016
(comparable
basis)Note 2 Change 2016 (noncomparable
basis)Note 2
RTK (revenue tonne—kilometres) (millions) 18,856.10 17,333.11 8.79% 19,712.88
— Domestic routes 11,251.85 10,362.29 8.58% 10,398.46
— International routes 7,139.59 6,548.92 9.02% 8,804.77
— Regional routes 464.66 421.89 10.14% 509.65
Overall load factor (%) 68.83 69.06 -0.23pts 70.40
— Domestic routes 75.14 75.01 0.13pts 74.96
— International routes 61.02 61.61 -0.59pts 65.93
— Regional routes 64.28 64.64 -0.36pts 65.75
Revenue tonne—kilometres yield (RMB)
(including fuel surcharge)Note 1 5.254 4.705
— Domestic routes 5.698 5.559
— International routes 4.392 3.575
— Regional routes 7.756 6.807
Revenue tonne—kilometres yield (RMB)
(excluding fuel surcharge)Note 1 4.900 N/A N/A 4.388
— Domestic routes 5.691 5.552
— International routes 3.514 2.912
— Regional routes 7.037 6.140
Notes:
1. In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.
2. Under comparable basis, the operating data of the Group in 2016 did not include the whole cargo freight data of the Group during the period from February to December 2016;
Under non-comparable basis, the operating data of the Group in 2016 comprised of the whole cargo freight data of the Group for the full year of 2016.
12 China Eastern Airlines Corporation Limited | 2017 Annual Report

Fleet Structure

The Group has been continuously optimising its fleet structure in recent years. In 2017, the Group introduced a total of 73 aircraft of major models and a total of 18 aircraft retired. With the introduction of B737-8MAX series aircraft and the gradual retirement of B767 series aircraft, the Group's fleet age structure has maintained to be younger.

As at 31 December 2017, the Group operated a fleet of 637 aircraft, which included 627 passenger aircraft and 10 business aircraft held under trust. As the Company completed the transfer of 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment on 8 February 2017, the fleet of the Group ceased to include the nine freighters operated by China Cargo Airlines.

Units

		Fleet structure as at 31 December 2017				
No.	**Model**	**Self-owned**	**Under finance lease**	**Under operating lease**	**Sub-total**	**Average fleet age (Years)**
1	B777-300ER	9	11	–	20	1.9
2	A330-300	1	17	7	25	6.9
3	A330-200	15	15	3	33	5.3
4	B767	4	–	–	4	19.5
Total number of wide-body aircraft		**29**	**43**	**10**	**82**	**5.6**
5	A321	38	39	–	77	4.4
6	A320	79	52	48	179	7.1
7	A319	13	20	2	35	4.7
8	B737-800	46	62	84	192	3.9
9	B737-700	42	13	1	56	8.6
10	B737-8MAX	–	6	–	6	0.1
Total number of narrow-body aircraft		**218**	**192**	**135**	**545**	**5.5**
Total number of aircraft		**247**	**235**	**145**	**627**	**5.5**
Total number of aircraft held under trust					**10**	
Total number of aircraft					**637**	

13

Fleet Structure

Major Operations

Model	Passenger traffic volume (10 thousand)	Passenger load factor (%)	Overall load factor (%)	Daily utilisation (hours)
B777-300ER	252.46	81.30	58.42	14.12
A330 series	1,019.14	79.75	56.66	11.27
B767	104.25	85.05	64.10	7.34
A320 series	5,391.93	81.49	71.54	9.55
B737 series	4,313.36	79.86	76.41	8.83

Fleet Condition

As at 31 December 2017, the Group operated a total of 637 passenger aircraft, including 10 business aircraft held under trust. The details of each model are as follows:

Model	B777-300ER			
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	9	2.1	14.04	46,124.09
Under finance lease	11	1.7	14.19	48,075.59
Total	20	1.9	14.12	94,199.68

Model	B767			
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	4	19.5	7.34	14,417.59
Total	4	19.5	7.34	14,417.59

Model	A330 series			
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	16	4.6	13.00	75,929.74
Under finance lease	32	4.9	11.68	118,344.36
Under operating lease	10	11.6	9.97	33,981.08
Total	58	6.0	11.78	228,255.18

Note: A330 series aircraft included A330-200 and A330-300 aircraft.

14 China Eastern Airlines Corporation Limited | 2017 Annual Report

Fleet Structure

Model	A320 series			
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	130	9.0	9.44	446,261.35
Under finance lease	111	4.1	9.72	371,576.37
Under operating lease	50	3.1	10.12	157,268.35
Total	291	6.1	9.65	975,106.07

Note: A320 series aircraft included A319, A320 and A321 aircraft

Model	B737 series			
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	88	6.8	8.61	274,916.28
Under finance lease	81	2.8	9.42	230,635.15
Under operating lease	85	4.7	8.88	251,730.97
Total	254	4.8	8.93	757,282.40

Note: B737 series aircraft included B737-700, B737-800 and B737-8MAX aircraft.

Fleet Plan

Introduction and Retirement Plan of Aircraft for 2018 to 2020

Units

Model	2018		2019		2020	
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
A350 Series	2	–	5	–	4	–
A330 Series	8	10	–	–	–	–
A320 Series	16	–	25	–	30	–
B777 Series	–	–	–	–	–	–
B787 Series	4	–	6	–	3	–
B767 Series	–	4	–	–	–	–
B737 Series	37	1	26	–	24	10
Total	67	15	62	–	61	10

Notes:

1. As at 31 December 2017, according to confirmed orders, the Group planned to introduce 15 aircraft and retire 11 aircraft in 2021 and future years.

2. The abovementioned models, quantity and timing for the introduction and retirement of aircraft will be subject to adjustment based on market conditions and flight capacity allocation of the Group.

15

Milestones 2017 60th Anniversary of CEA
Over the past sixty years, we have overcome difficulties and made achievements. The year 2017 is the 60th anniversary of the development of CEA. Over the past 60 years, in face of the Chinese economic reform, CEA has been growing strong and developing ambitiously and steadily. The six- decade development of CEA is also a history of arduous entrepreneurship, bold advancement, grand reform, passionate innovation and glorious contribution.
Creating a New Hub in Beijing
The construction of base at the new airport in Beijing is the biggest and the most important construction project of CEA during the 13th Five-Year Plan period. Being the main airline based at the new airport in Beijing, we will construct our base according to the target that we will be responsible for 40% of the traffic flow of the new airport in Beijing. In the future, CEA will introduce 150 to 200 large wide-body and narrow-body aircraft to operate in the new airport in Beijing, and introduce routes that connect Europe, America and Australia with Japan, Korea, Southeast Asia, Hong Kong, Macao and Taiwan, forming a dual air network connecting the world with Beijing and Shanghai as the hubs.
Strategically Investing in AFK, Moving towards the Center Stage of the World Airline Industry Live Wi-Fi Broadcast of the “19th National Congress” on Board
On 28 July 2017, CEA Holding together with Delta strategically invested in AFK, each holding 10% of the equity interest of AFK, respectively. The three outstanding airlines from Asia, America and Europe together form a close strategic cooperative partnership and actively build up a brand new landscape in the global airline industry.
During the 19th National Congress, CEA utilised over 70 wide-body aircraft equipped with Wi-Fi services to provide real-time information of the 19th National Congress to approximately 30,000 passengers daily, covering all intercontinental routes and major business routes of Europe, America and Australia.
16 China Eastern Airlines Corporation Limited 2017 Annual Report

Milestones 2017

The 20th Boeing B777-300ER Aircraft


20

On 23 July 2017, a Boeing B777-300ER aircraft with the code of B-7882 arrived in Shanghai, from Seattle after passing through the "Watergate" ceremony, and became part of the CEA fleet. This symbolized the successful delivery of all the 20 Boeing B777-300ER aircraft that were purchased in April 2012 by CEA.

Flying with C919



The C919 large aircraft carries the "Dream of Large Planes" ("大飛機之夢") of the country and the people and is the key element to achieve the "Dream of China" ("中國夢"). CEA regards supporting and developing national aviation industry as one of the most important responsibilities and has signed the letter of intent for procurement for 20 units of C919 aircraft. Being the first user of C919, on 5 May 2017, with the successful first flight of domestic-built large aircraft C919, CEA became the focus of the public attention by offering the first flight, being the first user and providing the first flight crew.

The Opening of High-End Check-In Area of Shanghai Hongqiao International Airport


大宾之礼
大宾之礼

On 18 August 2017, the leaders of CEA and the spokesperson of CEA, the famous actor Hu Ge, together pushed the starting lever to mark the opening of the high-end check-in area of CEA in Shanghai Hongqiao International Airport, symbolized the further improvement of CEA's high-end tourists service system and demonstrated the conception of CEA's brand of "World-Class Hospitality with Eastern Charm".

CEA Brings You Home



From 28 September to 1 October 2017, with less than 24 hours to prepare, CEA assigned two aircraft and battled non-stop for 72 hours in order to pick up 381 fellow countrymen from Antigua and Barbuda who were stranded by the Caribbean hurricane. In November 2017, in response to the eruption of Mount Agung in Bali, CEA immediately activated the emergency program, being the Chinese airline that provided the fastest response, designated the most number of flights and picked up the highest number of stranded tourists, which demonstrated the strength of the country and efficiency of CEA.

17

18 China Eastern Airlines Corporation Limited 2017 Annual Report

Chairman’s Statement
Dear shareholders,
I am pleased to present the report on the ? nancial results of the Group for the year ended 31 December 2017. On behalf of the entire staff of the Group, I would like to extend my sincere thanks to the Shareholders.
Chairman
Liu Shaoyong
20 China Eastern Airlines Corporation Limited 2017 Annual Report

Chairman's Statement

Business Review

In 2017, the global economy had a steady recovery. Simultaneous economic growth were shown in developed economies, major emerging economies and developing countries. China's economy had a steady to good growth which was better than expected. The economic structures continued to optimize and the contributions of the service industry continued to increase. Benefited from the favourable continual recovery of the global economy, the global aviation industry had a continuous rise in the demand of travelers. The growth of China's civil aviation maintained its relatively fast growth rate in double-digit, yet the industry also faced challenges such as intensifying market competition, enhanced impact of the China High-Speed Rail, increasing fuel prices and restrictions on the increase of flight capacity.

The management and all staff of the Group have made concerted efforts, pushed forward and pro-actively promoted the development in various works such as production, operation, reform and transformation. The Group highly emphasized its works on and has taken full initiatives in corporate party building. On the premise of ensuring safe operations, the Group has strengthened its marketing, enhanced its service quality, proactively promoted multi-level external partnerships and expedited the pace of its business transformation, made new achievements in all aspects, achieved desirable operating results and further enhanced its overall competitiveness.



In 2017, the Group achieved total annual traffic volume of 18,856 million tonne – kilometres representing an increase of 8.79% over the same period last year (hereafter refers to the 2016 data after eliminating the data of Eastern Logistics from February to December 2016), and served 111 million travelers, representing an increase of 8.91% over the same period last year. The Group recorded revenue of RMB102,475 million, increased by 3.61% compared to last year, and operation cost of RMB100,525 million, increased by 9.40% compared to last year, of which the cost of fuel increased RMB5,505 million compared to last year. The profit attributable to the equity holders of the Company amounted to RMB6,342 million, representing an increase of 41.00% compared to last year.

Review of Operations

Safe Operation

The Group places great emphasis on striving to ensure safe operation. Through the formulation of safety management responsibility list, the Group strengthened procedure management and enforced safety management responsibilities. It also carried out safety management system effectiveness evaluation to enhance its abilities in identifying and managing material operational risks. In addition, the Group improved its emergency handbooks and emergency flows to enhance its ability in handling contingencies, as well as conducted comprehensive safety inspections and adopted specific prevention measures targeting material risk-prone areas to strengthen risk management. The Group made use of information technology to disseminate safety information and risk alerts quickly and strengthened the application of technology in safety management. It developed air defense information system to promote the integration of air security and ensured the safety of air defense.

In 2017, the Group's fleet had 2,073,000 safe flying hours in total, which have increased by 8.02% over the same period last year. The Group's fleet had 879,700 take-off and landing flights, which have increased by 6.97% compared to last year.

Marketing

Faced with unstable factors such as intensifying industry competition and geopolitical instability around the globe, as well as challenges such as expansion and acceleration of the formation of the China High-Speed Rail railway network, the Group flexibly adjusted its allocation of flight capacity, strengthened its management of revenue and air fares, continuously enhanced its direct sales ability and steadily expand its customer resources.

The strategy of the Group was to focus on hub network. Efforts have been made to foster the construction of hubs in Shanghai, Kunming and Xi'an to increase the value of hub network. The

21

Chairman's Statement

Group actively secured key market resources, improved flight schedules and created more opportunities for transits. The Group strengthened the research on the route network planning of Beijing's new hub, and actively promoted the construction project of CEA's base in the new airport in Beijing. The Group conducted seasonal improvements and adjustments on transportation capacity, and introduced Beijing-Hangzhou-Sydney, Kunming-Sydney and Wuhan-Sydney routes in accordance with the characteristics of European, American and Australian markets in recent years. In view of the changing demand for the Korean market, the Group reduced transportation capacity and changed to use smaller aircraft. It also introduced routes such as Shanghai-Jakarta, Shanghai-Cebu, Xi'an-Prague and Shenzhen-Krabi so as to be in line with the State's "One Belt One Road" initiative. As at the end of 2017, with the matching route networks with the SkyTeam Airline Alliance members, the route networks of the Group reached 177 countries and 1,074 destinations.

With effective implementation of "increasing direct sales and reducing agency sales", the value-added business of the Group had an apparent boost, enhancing revenue management. To expand direct sales channels effectively, the Group launched "Air Tickets Market" offline while strengthened online sales channels on its official website and mobile user terminals, continued to enhance its ability in direct sales. The Group's revenue from direct sales increased significantly by 34.3% as compared to last year, representing 51.2% of revenue, which increased 11 percentage points as compared to last year while agency fee expenses reduced continuously. The Group also made efforts in developing various transforming products and value-added products and actively promoted product upgrade and sales transformation. Through the continuous expansion of multimodal transport products, improvement of "Priority Seats" and "Class-upgrade Products" and a diversified selection of packaged products and point redemption products, the revenue from transforming and value-added products increased significantly, with an increase of 53% compared to last year. Furthermore, the Group upgraded its revenue management and fare management systems to provide cutting-edge management tools for sustaining revenue growth. The launch of online overall distance (OD) yield management system encouraged the transformation of yield management model and the development of intelligent pricing system which further enhanced the accuracy and efficiency of fare management, achieving fare management intelligence.

The Group placed emphasis on the services and experiences provided to its frequent flyers, as well as actively maintained and developed the frequent flyer member base and the Group's customer resources. As at the end of 2017, frequent flyer members of "Eastern Miles" of the Group reached 33.36 million, increased by 14.3% compared to last year. The Group actively launched marketing campaigns such as "Members' Day" and "818 Big Sale", as well as increased the diversity of non-aviation point redemption channels and products, boosted the loyalty of its customers such that the ratio of frequent flyer members repeated their flights raised to 31.71%, representing an increase of 1.37 percentage points. Meanwhile, the Group placed emphasis on and strengthened the cooperation with travel management companies ("TMC"), online travel agency's (OTA) agents and major customers. Sales revenue from TMC increased by 38.92% compared to last year. The Group also actively expanded and carefully maintained high-end customers. Revenue from direct corporate customers increased by 25.07% compared to last year, the number of direct corporate customers increased to 4,027, increased by 27.1% compared to last year.

External Partnerships

We have comprehensively strengthened and upgraded our partnerships with SkyTeam Airline Alliance members and further improved the quality of the partnership. In 2017, CEA Holding, the controlling shareholder of the Company, strategically invested in AFK, the Group also comprehensively upgraded its business partnership with AFK where the Company built up global strategic partnerships with Delta and AFK in SkyTeam Airline Alliance, which further built up our international brand and enhanced our influence. The Group deepened the comprehensive partnership with Delta by further expanding the Code-share coverage and jointly deepened marketing cooperation by expanding channels and markets. The Group also enhanced tourist experience of transit services by shortening the waiting time for transit and reduced the rate of mishandled baggage during transit. It promoted "Double-Hundred Plan" (the Company and Delta jointly signed with 100 corporate customers in the China market and the US market, respectively) to attract customers jointly. It also enhanced communication and actively increased training and exchanges on areas such as marketing, information technology and operation. The Group strengthened its business partnership with AFK by further expanding its Code-share coverage with AFK. With the improvement of the tourists service information system, time for transit was reduced while the success rate in inter-airline transit increased. The Group also optimized the rules on ticket returns and rebookings which effectively enhanced tourist experience. Capitalized on the cooperation platform of SkyTeam Airline Alliance, the Group has newly launched Code-share cooperation with Air Europa Líneas Aéreas, S.A.U. (IATA code: UX) from Spain and Czech Airlines j.s.c. (IATA code: OK).

The Group attached importance to and continued to strengthen the cooperation with airlines which are not members of SkyTeam Airline Alliance. In collaborating with Qantas, the Group launched enhanced cooperation in joint operation and sales, and points earning and redeeming of frequent flyer programme. The Group

22 China Eastern Airlines Corporation Limited | 2017 Annual Report

Chairman's Statement

commenced to launch code-sharing cooperation with Jet Airways (India) Ltd. (IATA code: 9W) and Air Mauritius Limited (IATA code: MK), and discussion on bilateral cooperation of frequent flyers with WestJet Airlines Limited (IATA code: WS).

As at the end of 2017, the Group has launched code-sharing cooperation for 1,028 routes in 723 destinations with 28 companies. In 2017, the revenue from partnership with overseas airlines amounted to RMB7,558 million, representing an increase of 22.4% compared to last year.

The Group actively expanded cooperation with renowned brands of the global tourism industry and reached multi-area marketing cooperation with Ctrip. It deepened the cooperation with Shanghai Disneyland Resort by carrying out joint marketing projects through multi-channel sales such as official website and mobile application of the Disneyland products.

Customer Service

The Group is dedicated to offering sincere services so as to improve its brand image. The Group continued to adhere to the service philosophy of "Customer-Oriented and Dedicated Service", with which the Group provided services that specifically catered to the demand of customers. The Group continuously improved service software and hardware to optimize customer experiences throughout the trip. It strengthened service controls, improved service standards and business flows, improved service standards for platinum card members, promoted value-added services among corporate customers and improved service experiences for high-value customers. The Group also optimized digitalized experiences by increasing the usage rate of self check-in via mobile phones, internet and in overseas, of which the usage rate in the PRC reached 71.19%, representing an increase of 8.38 percentage points compared to last year, and the international usage rate amounted to 22.70%, representing an increase of 6 percentage points compared to last year. The Group developed special online services such as "seat reservation" and launched innovative service modes such as "service robots". It optimized in-flight service experiences by improving service quality, ranging from the service characteristics of routes, choices of in-flight supplies on aircraft to the quality of food items in-flight, where "Taste of Home" and "Taste of Mum" became our signature food brands. It opened the self-operated VIP lounge at Beijing Capital International Airport, the SkyTeam Airline Alliance VIP lounges at Terminal 2 of Beijing Capital International Airport, VIP lounge at Terminal 1 of Shanghai Hongqiao International Airport and high-end check-in area at Island F of Shanghai Hongqiao International Airport in order to enhance customer experience during check-in and boarding.

Reform and Transformation

The Group focused on the operation and development of the passenger transportation business, which served as a motivation to carry out reform and transformation. The Group continued to optimize e-commerce platform functions, enhanced the operations of China United Airlines, a low-cost airline, deepened the market reform of supporting business, and continued to enhance the effect of reform and transformation on production and operation.

For e-commerce, the Group expedited the construction of its in-flight internet connection platform. The scale of the aircraft fleet with Wi-Fi installed ranked at the top nationwide and the Group took the lead in allowing the use of portable electronic devices on flight in the PRC. As at the end of 2017, internet access has become available in all of the Group's 74 wide-body aircraft with the coverage of major business routes in Europe, the USA, Australia and China. "Internet Access In the Air" enhanced customers' in-flight experience. The Group also upgraded and improved its 11 overseas websites, and a total of 12 updates were made to its mobile application. Furthermore, the Group introduced new service products such as pre-flight ordering of in-flight meals via mobile application, with an aim to optimize service experiences of customers. It strengthened the shopping mall points operations by introducing diversified point redemption products such as oversized baggage redemption and continued to increase the revenue from the sales of non-aviation points, where the revenue from the sales of non-aviation points increased by 149% compared to last year.

In terms of low-cost airline, remarkable transformation of China United Airlines was witnessed. In 2017, the net profit of China United Airlines grew by 72.86% compared to last year. Through improving its official website, optimizing the functions and settings of mobile applications and launching brand marketing through self-owned media, direct sales channels of China United Airlines were further broadened. The revenue of China United Airlines contributed by direct sales represented 74.67% of the Group's total revenue. The Group actively expanded value-added services such as accommodation, transportation and insurance, to increase its revenue from non-aviation businesses. Revenue from non-aviation businesses increased by 23.11% as compared to last year.

Regarding the protective marketization reform and corporate reform, the Group further deepened the change from protective assets to operating assets and expanded the market of cooperative partners. Eastern Technology, a subsidiary of the Group, maintained a clear vision of "Professional, Productive, Market-oriented, International" and continued to strengthen the cooperation with overseas airlines by adding seven new customers such as Scoot Tigerair Pte Ltd. and UPS Airlines,

23

Chairman’s Statement
gradually transforming to profi t center from expenses-recurring. The ground service department gave full play of the dynamics from internal market reform, and labour productivity rate such as rate of working hours, utilization rate and output rate further increased. The Group actively and stably proceeded with reform for marketing service system, performing customer-centered reconstructions on marketing functions and establishing commerce committee, sales committee and customer committee, to explore new models of commerce, marketing and customer service management.
Party Building and Corporate Culture
The Group placed great emphasis on corporate party building, further promoted the comprehensive tightening of party discipline and stressed on the construction of corporate culture, with an impressive mission statement of “A happy CEA, Construct Jointly and Share”. To put the guiding principles of “Xi Jinping Thought on Socialism with Chinese Characteristics for a New Era” and 19th National Congress into action, the Group learnt the principles and further promoted the normalization and systematization of corporate party building, rigorously implementing the requirements under the comprehensive tightening of party discipline and persistently strengthening the construction of politics, and the building of a culture of integrity in the party. In pursuing the vision of a “World-class and Happy CEA”, the Group pushed ahead with the construction of corporate culture to create a harmonious labour relationship and to increase employees’ recognition and loyalty towards the Group, which in turn fi rmly fostered and created a sound atmosphere for the successful launching and continuous improvement in areas including safe operation, customer services, marketing and sales, and reform and development of the Group.
Social Responsibilities and Awards
The Group insisted on the fi ve development visions of “Innovation, Coordination, Green Development, Openness, Sharing” and actively engaged in economic, social and environmental responsibilities. The Group insisted on the vision of green development and promoted green aviation by eliminating the entire use of paper in the cockpit, which resulted in a reduction in the emission of carbon dioxide for more than 400,000 tons, and the Group was awarded the “International Carbon-Value Award — Social Citizen Award” — by the World Economic and Environmental Conference . The Group also insisted on the vision of sharing, and strived to achieve targeted poverty alleviation and targeted poverty elimination by continuously performing fi xed-point poverty alleviation works in Shuangjiang and Qang Yin in Yunnan. The Group was rated as a “State-owned Enterprise Poverty Alleviation and Development Unit” and a “Targeted Poverty Alleviation Demonstration Enterprise”
by the World Charity Forum . The successful emergency transfer of Chinese citizens who were stuck in the Commonwealth of Dominica and Bali, Indonesia gained social recognition. The Group’s large-scale charitable programme “Love at CEA” continued to spread positive messages to society. The Group launched 836 projects in total, with 59,069 participants from our staff team, provided 170,906 hours of services and served a total of 65,733 people.
As at 31 December 2017, the Group was granted “China Securities Golden Bauhinia Award” for six consecutive years, recognized as one of the “Top 30 Most Valuable Chinese Brands” by Wire & Plastic Products Group (WPP), the world’s largest brand communication group. It was also awarded as one of the “World’s 500 Most Valuable Brands” for two consecutive years, by the famous brand appraisal organization Brand Finance. Participants of the Group joined the WorldSkills Competition and received excellent results that they were awarded “Grand Slam” in the fi rst Aircraft Maintenance WorldSkills Competition of civil aviation industry in the PRC, showing craftsmanship of the Group.
Outlook for 2018
The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for 2018 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from these forward-looking statements which, therefore, do not constitute any commitment by the Group to the future operating results.
Looking into 2018, according to the analysis and researches of relevant international institutions, the global economy is expected to continue to resume growth, though facing uncertainties, such as the rise of trade protectionism and the occasional occurrence of geopolitical risks. China’s economy basically maintains its long term growth trend, the Chinese economy has changed from high speed growth stage to high quality development stage. China has an enormous potential to thrive, where new urbanization, service industry, high-end production industry and increase of consumption have rooms for development. China’s civil aviation is experiencing the period in which ample opportunities are available and rapid growth can be achieved. The increase in consumption brought about by the continuous growth of disposable income of the Chinese residents, the new reform on ticket price published by the National Development and Reform Commission and CAAC, the principle “Keep Control Over the Aggregate Volume and Adjust the Structure” promoted by CAAC to support supply-side structural reforms, and the release of the ban on the use of portable electronic devices on aircraft will bring positive
24 China Eastern Airlines Corporation Limited 2017 Annual Report

Chairman's Statement

impacts to the development of civil aviation industry. Meanwhile, aviation industry suffers greater impact with heightened industry competition and the network layout and speed acceleration of China High-Speed Rail. The limited resources for development of airlines and the increase in oil prices and finance costs will also bring pressure and challenges to the operations of airlines.

In view of a relatively complicated external environment and intensifying competition, the Group will embrace challenges by seizing new development opportunities such as the "One Belt One Road" initiative, free trade port in Shanghai, the construction of the new airport in Beijing, and the full access to electronic devices on aircraft while promoting "Earnestness, Efficiency, Enthusiasm, Excellence", the corporate spirit of the Group. The Group will take the initiatives and dare to innovate, commencing solid works in areas such as safe operation, marketing, customer services, deepening reform, and transformation and development with an aim to bring better operating results to the shareholders of the Company and society. In 2018, the Group will focus on the following areas:

1. The Group will perform comprehensive implementation of responsibility system for production safety, further improve the construction of safety management system, refine the closed-loop management of flight training system, promote analysis and application of safety big data, continuously improve safety management, and persistently ensure the safe operation of the Group. The Group will stably promote the integration of flights and continue to increase operation efficiency and quality.

2. The Group will make use of big data to enhance its ability of market projection and the accuracy of allocating flight capacity, to foster its control on hub markets. Seizing opportunities brought forward by the reform of marketing system, the Group will further promote sales transformation comprehensively to enhance its ability of securing high-value customers. It will also strengthen the sales and service functions of self-channels to optimize service contents. The Group will expedite the marketing and localization of overseas talents and foster revenue management of international routes to enhance the international operating quality at a steady pace.

3. The Group will enhance its control on each key operational aspect and strengthen the interaction and coordination with each related party with a view to increasing on schedule rate of flights. It will also promote convenient services throughout the entire process and enrich the content of value-added services to enhance the quality of services delivered. The Group will continue to improve the consumption experiences on mobile application and the official website to expand consumption and service settings. The tourist service system will be upgraded to enhance the overall experiences of customers and to deliver high quality services, so as to fulfill the demand of people in pursuit of a good life and to build a brand image of quality services.

4. The Group will deepen the comprehensive reform and transformation and promote the progress of projects of significance at a steady pace. It will upgrade e-commerce platform, payment platform and overseas website, as well as establish in-flight internet payment standard system, to enhance its ability in creating in-flight internet value. The Group will also refine the non-aviation products of China United Airlines and integrate online and offline marketing to promote internet marketing. It will enhance the ability of Eastern Technology in overhaul repair and actively source new market customers, along with the reform of marketing service system to invigorate the organizational reform. The Group will solidly promote the construction of the base project at the new airport in Beijing and make plans for operations in advance.

5. The Group will make use of financial management and focus on enhancing cost control capabilities. There will be strict review of material investment projects to enhance cost control at source. The Group will revitalize stocks such as aviation supplies in flight and in lounges to reduce the waste of resources. It will also adopt sophisticated scientific management to strictly control material costs such as consumption of aircraft fuel, repair of aircraft and aircraft supplies. The Group will enhance the analysis of market benchmarks of personnel remunerations and perform strict assessment management to continuously control personnel costs. Different methods will be adopted to expand finance channels to reduce finance costs and innovative leasing models will be explored to reduce leasing costs.

6. The Group will further strengthen the Party's discipline comprehensively and focus on the construction of party branch of the lower rank, with a view to persistently strengthening party building and fully leveraging the supporting and guiding function of party building in the production, operations, reform and development of the Group, to provide solid political and organizational assurance for the ongoing healthy development of the Group.

25

26 China Eastern Airlines Corporation Limited 2017 Annual Report

Review of Operations and
Management’s Discussion and Analysis
Review of Operations and Management’s Discussion and Analysis
Vice Chairman, President
Ma Xulun
28 China Eastern Airlines Corporation Limited 2017 Annual Report

Review of Operations and
Management's Discussion and Analysis

Major Businesses and Operation Model

The scope of principal business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods.

The Group adheres to its principle of deepening its comprehensive reforms, led by internationalization and application of internet, centered on reformation development, brand construction and ability enhancement, striving to realize the development objective of "Establishing a World-Class and Happy CEA", accelerated to change from a traditional air carrier to a modern aviation integrated services provider. The Group built up a streamlined while efficient modernized fleet, operating 637 passenger aircraft, including 10 business aircraft held under trust, with an average fleet age of 5.5 years. Surrounding Shanghai core hub and Kunming and Xi'an hub being the center, we expanded our flight network to 177 countries and 1,074 destinations with the help of the cooperation platform of SkyTeam Airline Alliance, thereby providing quality and convenience air transport and extended services to worldwide travelers and customers.

Current Development of Aviation Industry

The demand of global aviation travel continued to rise. According to the estimated data published by IATA, the global aviation industry in 2017 had a rise of 7.5% in total passenger traffic volume compared to last year, the total cargo and mail traffic volume increased by 9.3% compared to last year. The number of passengers carried was 4,081 million, representing an increase of 7.11% from last year. Cargo and mail traffic volume was 59.90 million tonnes, representing an increase of 9.11% from last year. The annual average passenger load factor has reached 81.2%. It is estimated that the total passenger traffic volume will increase by 6.0% in 2018; the number of passengers carried will reach 4,311 million, representing an increase of 5.6% from last year; the annual average passenger load factor will reach 81.4%. It is expected that in 2018, the overall profit of airlines will increase by 11% to USD38.4 billion. As indicated by the IATA report, in 2018, the domestic passenger transportation market of the PRC will experience steady growth, the focus of the global air passenger transportation market in the future will shift to developing countries in the future. The PRC air passenger transportation market will be benefited by the continuously improving global economic situation and the intensive growth of revenue passenger-kilometers in the Asia-Pacific region, and will rank first in the world in 2022.

In 2017, the aviation industry in the PRC fully implemented the "13th Five Year" plan, the safety situation of the civil aviation industry maintained steady, and the demand of the air passenger market was strong. According to information published by CAAC, in 2017, the civil aviation transportation industry achieved a total annual traffic volume of 108.31 billion tonne-kilometres, representing an increase of 12.5% from last year; passenger traffic volume amounted to 951.28 billion passenger-kilometres, representing an increase of 13.5% from last year and maintained a double-digit rapid growth; freight turnover volume amounted to 24.35 billion tonne-kilometres, representing an increase of 9.5% from last year; the number of passengers carried amounted to 551.568 million, representing an increase of 13.0% from last year; freight traffic volume amounted to 7.058 million tonnes, representing an increase of 5.7% from last year; passenger load factor amounted to 83.2%, which was the highest rate in the recent years. In 2018, the civil aviation industry in the PRC will guarantee safe production. It is expected that the passenger traffic volume indicator will exceed 600 million, representing an increase of 11.4% from last year.

Being one of the three major state-owned airlines, the Company strives to enhance its competitive advantages in the industry and proactively capitalized on the opportunities derived from the "One Belt One Road" initiative promoted by the State, upgrade of consumption level of residents, development of tourism economy, the construction of Xiongan New District, and the new airport in Beijing to actively deal with challenges such as changes in geopolitical instability around the globe, fluctuation of exchange rate, interest rate and oil price, deepen the multi-dimensional cooperation with well-known airlines such as Delta, AFK and Qantas, as well as with well-known international travel brands such as Ctrip and Disney, and thereby maintaining relatively strong market influence in the hub market and core market.

29

Review of Operations and
Management's Discussion and Analysis

Core Competitiveness Analysis

1. Advantages of Locating in Prosperous Developed Area in Shanghai and the Yangtze River Delta

The Group has a relatively strong location advantages. Being one of the major three state-owned aviation holding companies, our headquarters and main operation bases are located in the super-size international city – Shanghai. Located at the foremost point of Asia-Europe-America triangle flight route, the time it takes to fly to Europe and west coastal North America is about 10 hours, the time it takes to fly to major cities of Asia is within 2 to 5 hours, which is moderate. The resources within the 2 hours flying circle are rich, covering 80% of China's top 100 cities, 54% of the land resources, 90% of the population, 93% of the origins of gross domestic product (GDP) and most areas of East Asia. In 2017, Shanghai has become the largest aviation market in the PRC. The number of carried travelers in Shanghai Pudong International Airport and Shanghai Hongqiao International Airport throughput exceeded 0.13 billion.

The Group has the biggest market share in Shanghai Hongqiao International Airport and Shanghai Pudong International Airport: The Eastern Air Jiangsu and Zhejiang Branch under the Company has base operational advantages and relatively strong brand influence in Jiangsu and Zhejiang provinces, respectively. The development of the Group will be benefited by the implementation of Yangtze River Economic Zone and China (Shanghai) Free Trade Zone, and the promotion of the construction of five centers, namely "Economic, Financial, Shipping, Trading, Technology Innovation", and the expected establishment of a free trade port in Shanghai. The Group actively establishes the Shanghai core hub, optimize and improve the structure of flight network and further enhance its influence in Shanghai and even in the Yangtze River Delta air transportation market.

2. Development Opportunities Brought About by the New Airport in Beijing and Integration of Beijing, Tianjin and Hebei

According to the "Approval of the Feasibility Study Report of the Construction of New Airport in Beijing" (《關於北京新機場工程可行性研究報告的批覆》) by the NDRC and the "Notice Regarding the Matters of the Construction of Airline Base Project at the New Airport in Beijing" (《關於北京新機場航空公司基地建設方案有關事項的通知》) by CAAC, the new airport in Beijing is located along the north bank of Yongding River, and between Yufa Town and Lixian Town, Daxing District, Beijing and Guangyang District, Langfang, Hebei Province. The recent construction is designed and constructed based on the target of passenger transportation volume of 72 million, cargo and mail transportation of 2 million tonnes and take-off and landing volume of 620,000 times in 2025. Being the major airline base of the new airport in Beijing, the Company will undertake base construction according to the target of bearing 40% of the traffic flow of the new airport in Beijing.

In February 2017, the Company has gained the approval from the NDRC in relation to the base project at the new airport in Beijing. After the commencement of operation of the new airport in Beijing in 2019, the Group will grasp the development opportunities derived from the coordinated development of Beijing, Tianjin and Hebei, especially from the construction of Xiongan New District by the State, to actively strive for routes and time slot resources. Leveraging on the SkyTeam Airline Alliance platform, the Group will construct international coverage of its route networks to provide convenient, highly efficient and quality outbound travelling services for travelers.

3. Reasonable and Balanced Hub and Network Layout

The Group chose Shanghai, a place with highly-developed economy and keen demand on outbound travelling, as its core hub. While Kunming (the gateway of South East Asia) and Xi'an (the gateway of North West under the "One Belt One Road" initiative) as regional hub. Through the cooperation with the members of SkyTeam Airline Alliance, the Group established and improved the flight transportation network that covers the whole country and expanded to the world.

For the domestic route, the Company set up subsidiaries in 15 provinces and cities including Shanghai, Beijing, Yunnan, Shaanxi, Jiangsu, Zhejiang, Anhui, Jiangxi,

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Shandong, Hubei, Shanxi, Gansu, Sichuan, Hebei, Guangdong. The Group's flight routes can reach to all capital cities in the PRC and specifically designated cities; for the international route, the Group's flight routes network can reach international metropolitans such as Hong Kong, Macau, Taiwan, Japan, Korea, major well-known cities and travel destination of South East Asia, Paris, London, Frankfurt, Roma, Moscow, Prague, Amsterdam, Madrid, St. Petersburg in Europe; New York, Los Angeles, San Francisco, Chicago, Hawaii, Vancouver, Toronto in America; Sydney, Melbourne, Auckland in Australia. In addition, the Group has increased the chances of interline transit through the cooperation with members within or outside the SkyTeam Airline Alliance, expanding the international flight layout, enhancing the cooperation centred at interline operations, code-sharing and interline transit with world famous aviation companies, such as Delta, AFK and Qantas in North America, Europe, Australia respectively. By connecting our light network with that of the partners of SkyTeam Airline Alliance, the Group's flight network was expanded to 177 countries and 1,074 destinations.

4. Streamlined and Efficient Fleet Structure

The Group has always strived on updating and optimizing the fleet structure, introducing new aircraft continually, retiring out model aircraft. As at the end of 2017, the Group's average fleet age was 5.5 years, ranking among the top in the world, thereby becomes one of the biggest aviation companies equipped with the most streamlined and the most efficient fleet among the world's large airline companies. The Group mainly introduces long-haul B777 series aircraft in trans-Pacific routes; mid-to-long-haul A330 series aircraft in China-Europe routes, China-Australia and domestic business routes; A320 series and B737 series aircraft in domestic and surrounding countries and regions route, enhancing the matching level between fleet model and route, transportation capacity and market. From 2018, the Group will start to introduce the new generation A350-900 and B787-9 long-haul wide-body aircraft, striving to further increase the operational ability and income level of international long-haul flight route, optimizing the flight experience of travelers continuously and providing more comfortable air-travel services to travelers, thereby facilitating the implementation of the Group's strategy of globalization.

5. Informatization Leads to the Continual Enhancement of Operational Management and the Ability of Reform and Innovation

The Group strives to promote informatization, digitizing and making use of the Internet, and had become the first batch of standard testing corporates for the combination of industrialization and informatization. Business automation covering rates has exceeded 97% through the promotion of the construction of digitizing nine major business sectors such as marketing, services and operation. The market analysis, decision power and level of revenue control and management level has also enhanced with the help of technology means including mega data and cloud calculating; the control of capital was enhanced through the comprehensive budget control system, thereby lower the financial cost effectively; improved the online services integration, promoted in-flight internet access, enhanced services quality continuously and optimized traveler's flight experience.

The Group insists on driving development through innovation and keeps on exploring on mechanism and system reform and business model innovation, thereby realizing the operational vitality. The Group responded to market demand and promoted the transformation of China United Airlines to low-cost airline, opening the door to the dual operational model of "all-rounded service – low cost"; established Eastern E-Commerce and utilized an "Internet+" business model, established an e-commerce platform, promoting resources integration in the upper and lower streams of the industry chain and increasing non-aviation revenue; developed services center of CEA technology and ground services, cater to the market, thereby probing the possibility of gradually turning supporting assets to operating assets.

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6. A Brand with Strong Scent of Oriental and Quality Services
The Group upholds the service ideology of “Customer Oriented and Dedicated Service” and continuously improves service quality, optimizes customer experiences and creates exclusive service brand. In recent years, the Company pushed forward online service integration construction and promoted self-service check-in, baggage query platform, abnormal fl ight information release platform, and expanded the function and variety of the Company’s offi cial website and mobile application online services. We constantly improve hardware service facilities and upgraded Shanghai Pudong International Airport’s high-end check-in area. Capitalized on the opportunities derived from the introduction of B787-9 and A350-900 long-haul wide-body aircraft, the Group focused on the optimisation of in-fl ight catering, upgrade of aviation supplies and development of entertainment to commence the upgrade of new cabin service system. The well-received private kitchen and “Taste of Home” were promoted in business and economy class cabins and “Taste of Mum” was available in economy class cabin. The “Eastern Miles” platinum card was introduced, which further forged a brand for dedicated high-end services.
The Company is committed to promoting related work such as brand image management, communications and promotion, brand maintenance. After years of efforts, the Group established a high quality brand image in market and received the Gold Bauhinia Award for the sixth consecutive years and received “Gold Ranking” accredited by IATA, won the 5th “Feike Travel Awards”, coined as the “2017 Best Employer Award in Aviation Industry”, and was awarded “The Most Admired Company in China”, “Top 10 Infl uencing Airlines”, “Top 50 Chinese Brand with Overseas Social Infl uence” and “The Best Performing Airline”, etc.
7. High Quality Customer Cluster and Outstanding Partners
The Group continued to strengthen the construction of hubs by constructing route network covering the PRC and cities around the world. The Group continued to enhance the service quality and service experiences of travelers, with an aim to provide quality and convenient aviation transportation and extended services to travelers worldwide. In 2017, the Company carried a total of 110.81 million passengers, representing a year-on-year increase of 8.9%. As of the end of 2017, the total number of frequent passenger members of the Group reached 33.36 million and group customers reached 5,727.
The Group strengthened the cooperation with member and non-member airlines of the SkyTeam Airline Alliance. The equity investment with Delta and AFK encouraged a more solid and comprehensive business partnership to establish route in the Sino-US and the Sino-Euro markets together. The concerted efforts in expanding route network and optimising transit opportunities through the gateways of the PRC, the USA and Europe enhanced customer experiences in aspects such as shortened minimum transit time, shared and improved resources and facilities of airport services, standardization of service standard and procedures for travelers, achieved interline check-in and established smooth traveler and baggage procedures. High quality non-aviation resources were shared and frequent fl yer programmes were further upgraded. A closer strategic partnership among the Company, Delta and AFK will be formed. The three companies are complementary, mutually benefi cial and the cooperation will achieve a win-win situation that they will build an airline network with global coverage.
The Group actively expanded cooperation with renowned brands of the global tourism industry and reached multi- area cooperation with Ctrip. It established “Airline+Internet” cooperation new model and reached strategic cooperation with Shanghai Disneyland Resort, launched passenger aircraft painted with Disney theme and “fl ight ticket+tourist spot ticket” and actively carried out special area sales and marketing on offi cial website.
Competitive Landscape and Development Trend of the Industry
During the “13th Five Year” period, the economic development of China had steady to good growth. The State promoted the opening up and regional development strategies such as “One Belt One Road” initiative, coordinated development of Beijing, Tianjin and Hebei, the Yangtze River economic zone, bringing new development opportunities for aviation transportation industry; at the same time, along with the optimization and upgrade of economic structure and deepening of supply side reform, consumption further enhance the economic well-being, the per capita disposable income could probably increase
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further. With public traveling became more and more popular, the travelling demand and payment ability of the public rise significantly. It is expected that the total traffic volume and passenger traffic volume during the "13th Five year" period will maintain a double-digit average annual growth. The portion of passenger traffic volume in integrated transportation system will further enhance.

Domestic and overseas competition in the aviation industry was vigorous. In relation to medium-and-short-haul routes, the fast-growing low-cost airlines in the past 15 years actively expanded their market shares and the acceleration and expansion of the China High-Speed Rail railway network strengthened its replacement effect during medium-and-short-haul transportation. In relation to long-haul routes, major international airlines sped up the introduction of new aircraft models, with a long-term optimistic view on the Asia Pacific market, thereby expediting the introduction of intercontinental flights. In addition, the agreement of "Full Opening of the Aviation Market" (開放天空) between the PRC and Australia has intensified the competition in the Australian market, yet, it has also caused the Group to strengthen its cooperation within the SkyTeam Airline Alliance, especially with its cooperative partner, Qantas, in expanding the route network and share the infrastructure and resourcess of the main bases of both parties.

Under the enormous development opportunity and intense competition, the industry development shows the following five trends: first, from the perspective of development scope, the dominant position of large International aviation companies keeps on enhancing. SkyTeam Airline Alliance cooperation and joint operation continue to expand, producing more globalized products. Second, from the perspective of business model, low-cost aviation maintain fast pace development, traditional comprehensive services airlines keep on expanding to low-cost airlines, mixed operational model will become the new development trend of large aviation companies. Third, from the perspective of distribution of industries, the development of traditional cargo aviation suffered greater impact with the possibility of corporate merger by logistic and courier companies. The rise of cross-border e-commerce provided chances for traditional air cargo transportation to transform. Fourth, from the perspective of revenue model, non-aviation revenue is becoming the important sources of income for airlines. Value-added-service such as check-in luggage, food sales on plane, upgrading expand the income sources of airlines. Fifth, from the perspective of operation, the trend of digitizing is changing the traditional business model. The main purpose of the constructing of the digitalized facilities by aviation companies is mainly to regain the control of marketing channels. Not only did they have to compete with tradition agents, they also have to compete with third parties such as online traveling services providers. With the fast development of mobile internet, promoting mobile applications became the important means to increase direct sales, improve services and optimize experiences.

Development Strategy

The Group adheres to its principle of deepening its comprehensive reforms, led by globalization and internet-based development, centering at transformation and development, brand establishment, ability enhancement, strives to realize the development objective of "Establishing a World-Class and Happy CEA". The Group further implements the five main strategies "Hub Networking, Cost Controlling, Brand Building, Fine Management and Digitize", fully utilizing the Internet thinking, operational ideology of customers and analysis method of mega data, enhancing customer's experiences and fostering the transformation from traditional aviation transportation corporate to modern aviation integrated services provider.

Hub network strategy

The Group continues to implement the "Hub Network Operational Strategy". Setting foot in the core hub Shanghai, while solidifying the regional hub Xi'an and Kunming as the aviation company base in order to foster the construction projects of Beijing new airport bases; the Group continues to optimize the flight network and maintain a relatively strong market influence in the hub markets in Shanghai, Kunming and Xi'an, while the competitiveness in core markets such as Beijing, Nanjing, Chengdu and Qingdao also keep getting stronger. The Group controls core markets and enhances key markets through solidifying the hub markets, increasing flight and increasing airways destination so as to expand the flight network; the Group continues to enhance the network connection with airlines within and outside the alliance. The current flight route has extended to cover 177 countries and regions around the world with 1,074 cities.

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Cost control strategy

The Group continues to improve the cost structure through enhancing the comprehensive budget management, strictly control the expense of each cost; combining the introduction of new aircraft and the retirement of old aircraft so as to streamline the model of fleet, optimizing the fleet structure and allocation; control the number of new staff members and improve the quitting mechanism of staff and continue to lower the staff to aircraft ratio, strictly control the labour cost; focusing on core and key market, optimizing the capacity resources allocation structure, enhance the efficiency of resources usage; improve the integrated management mechanism for operational control and cabin, increasing the working efficiency of staff; make use of assets management platform through promotion, revitalizing the existing assets.

Brand operation strategy

Through the implementation of brand operation strategy, the Group's brand value of "World-class Hospitality with Eastern Charm" won recognition of travellers and different social parties. As a modern aviation enterprise, the Group continues to pursue service quality improvement and provides customers with safe, comfortable and convenient air transport services and accurate, exquisite and refined personalized service, and create "World-Class Hospitality with Eastern Charm" brand core value together with customers. Seizing opportunities brought forward by logo change in 2014, introduction of new generation long-haul wide-body aircraft B777-300ER and operation of air Internet network services, the Group fully built a new generation of service brand image, push forward developing airport VIP room and high-end service product system on aircraft, continually optimize customer waiting and boarding experience. By strengthening brand promotion efforts we further enhance the Group's brand awareness and reputation. In addition, the Group took the initiative to take social responsibility, spreading a good social brand image.

Delicate management strategy

The Group steadily promoted delicate management strategy and operation and management level rose continuously. Through the implementation of strategic decoding, optimization of performance and remuneration management as well as optimization of business process and enhancement of foundational management, we ascertained main targets of the Group's operation and improved the Group's performance management system, launching delicate management. Through establishing integrated management in such systems as marketing, flight, operation control and air and ground services, we unified key production factors and enhanced resource use efficiency of the Group. Through technical measures such as mega data and cloud calculation we enhanced marketing analysis ability and scientifically arrange flight plans. We continuously optimized capacity allocation, strengthening flight route revenue analysis and executing delicate revenue management.

Digitizing strategy

The Group is committed to creating "Informatized China Eastern Airlines" and realized the leading effect of informatization. Through the implementation of information technology strategy, we continuously enhance IT project construction and control capabilities and have formed digitizing system for major businesses such as marketing, service, operation control, aircraft affairs and management control. Coverage rate of automation in major business areas has exceeded 97%, effectively enhancing the Group operation efficiency.

The Group vigorously promoted online service integration construction and steadily pushed up service quality and enhanced the experience of travailed services; expanded coverage scope of self-service check-in and the rate of self-service check-in in the PRC exceeded 71%, bringing great convenience to passenger travel. We promoted luggage inquiry system and luggage transport assurance was straightened noticeably. We optimized abnormal flight information release platform and further made up for shortcomings of service.

Risk Analysis

1. Macro-economic Risk

The aviation transportation industry is closely connected to the macro-economic environment. The civil aviation transportation industry is more sensitive to macro-economic climate, which directly affects the development

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of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for passenger and cargo services. Meanwhile, the scale of the international airline transportation operations of the Group is relatively large, the international macroeconomy will also affect the demand for the Group's passenger and cargo services. If the macro-economic climate worsens or trading dispute and conflicts are created, the Group's results of operations and financial condition may be adversely affected.

The Group paid close attention to the changes in international and national macro-economic conditions and proactively capitalized on the opportunities derived from the "One Belt One Road" initiative promoted by the State, the construction of Xiongan New District, economic restructuring, upgrade of consumption level of residents, development of tourism economy and the new airport in Beijing to optimize allocation of flight capacity, production structure and marketing and sales, in order to achieve favorable results of operations.

2. Policy and Regulation Risk

The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of the aviation industry could result in the relevant laws and regulations and industry policies being adjusted accordingly. Such changes may, to a certain extent, result in uncertainties in the future business development and operating results of the Group.

With respect to industrial policies and regulations, the Group played an active role in various discussions concerning formulation and refinement, and considered the latest changes so as to seize the development opportunities arising from such updates and prudently respond to the uncertainties arising from the changes in policies and regulations.



3. Flight Safety Risk

Flight safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Group.

The Group regularly convened flight safety meetings, analyzed and reported on the Group's flight status in a timely manner and planned for flight safety management. Through strengthening safety responsibilities and commenced effective evaluation on safety management system, the Group established effective measures such as the comprehensive flight training control mechanism to enhance its capabilities of preventing flight safety risks and to ensure the Group continuously operates safely.

4. Terrorist Attack Risk

International terrorist attacks targeting aircraft and airport not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place. The Group strictly adhered to the requirements of aviation security of CAAC by amending the "Aviation Security Plan" to improve the Group's aviation security system. With reference to the typical cases regarding aviation security in recent years, the Group commenced simulation trainings and anti-terrorism

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practices on flight, with a view to enhancing the Group's aviation security team's ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. The launch of the electronic information platform of the aviation security system initiated the establishment of the aviation security information system, which enhanced the quality of aviation security information.

With reference to terror cases in recent years, the Group demonstrated fire drills and provided scenario trainings and specific trainings for weapons and firearms onboard, with a view to enhancing the aviation security team's ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. In the future, the Group will combine aviation security and safety audit, introduce aviation security assessment standards on routes, establish the communication link mechanism on the basis of the aviation security communication system and put spotlight on the primarily-focused regional routes for the formulation of specific aviation security proposals.

In light of the shrunken demand for passenger transportation induced by the domestic and overseas terrorist attacks, the Group will rely on the dynamic marketing analysis mechanism so as to study, optimize and adjust the flight capacity of the relevant routes in a timely manner.

5. Core Resources Risk

The rapid growth in the industry has caused competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the core resources reserves of the Group fail to adequately support the rapid growth of the Group's operational scale, the business and operations of the Group may be adversely affected.

The Group promoted the building of corporate culture of "Love at CEA" and further improved its incentive scheme for core technical staff to promote loyalty of core personnel. The Group proactively developed a core back-up workforce through providing training programs to a pool of multi-tier back-up management personnel and launching of core technical staff recruitment plan. Meanwhile, the Group proactively coordinated with the industry regulators with respect to air traffic rights and time slot resources, by actively initiating the application of international air traffic rights, and proactively participating in the market competition for time slot resources. In the future, as a main airline base, the Group will further seize the opportunities of the commencement of operation of the new airport in Beijing and make use of the SkyTeam Airline Alliance platform to continuously enrich and optimize route networks.

6. Competition Risk

With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines' increasing addition of flight capacity in the China market, future competition in the domestic and overseas aviation transportation industries may intensify and may bring uncertainty to the Group's resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Group may be adversely affected accordingly.

There is a certain level of overlap between railway transportation, highway transportation, ship transportation and air transportation in certain markets. As the impact from railway, highway and ship transportation on the domestic civil aviation market has become normalised and internet-based, certain route of the Group will experience larger competitive pressure.

The Group actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and consolidated and expanded market share in the three large hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, the Group enhanced its strategic cooperation with Delta and AFK, and strengthened the cooperation with non-member airlines of the SkyTeam Airline Alliance such as Qantas to develop a highly efficient and convenient flight network which covered the whole of China and connected to the whole world.

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Under the impact of other means of transportation, the Group focused on the three large hubs and core and key markets, refined its route network and reinforced complete access to the network and the sale of international interline transit products. Meanwhile, the Group put great efforts into improving its punctuality rate and capitalized on the speed advantage of aviation transportation.

7. Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group's revenue from fuel surcharge and accordingly the Group's results of operations.

In 2017, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,257 million. In 2017, the Group has not conducted aviation fuel hedging activities.

In 2017, the Group seized the opportunities arising from the low international fuel prices, actively boosted its flight capacity and optimized the production structure. As a result, the Group achieved favorable results of operations. The Group will actively review the trend of oil prices and, with mandates from the Board, carefully conduct aviation fuel hedging activities.

8. Exchange Rate Fluctuation Risk

As the Group's foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will therefore generate a large amount of foreign exchange loss/gain, which directly affects the Group's profit for that period and causes larger impact on the Group's operating results.

As at 31 December 2017, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group's net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on profit or loss		Effect on other comprehensive income	
	Appreciation	Depreciation	Appreciation	Depreciation
USD exchange rates	-260	260	41	-41

In 2017, the Group expanded its financing channels by means of issuing short-term debentures and acquiring RMB borrowings to bring in RMB finance, and proactively optimized the mix of currency denomination of the Group's debts. As at 31 December 2017, the Group's proportion of USD-denominated debts made up of the Group decreased to 28.17%.

In the future, the Group will reinforce its review on the foreign exchange market, further expand the variety of its RMB financing instruments and improve the Group's debts and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Group's operations.

9. Interest Rate Fluctuation Risk

The majority of the Group's liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group's existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group's finance costs.

As at 31 December 2017, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group's net profit and other comprehensive income would have been as follows:

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Unit: RMB million

	Effect on profit or loss		Effect on other comprehensive income	
	Increase	Decrease	Increase	Decrease
Floating rate instruments	-142	142	17	-17

The Group intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Group will make good use of the trend of the RMB interest rate to minimise RMB finance costs.

10. Information Technology Safety Risk

The development of all businesses in the Group's operational process is closely related to the information network system which imposes new requirements on traditional management and work processes of the Group. If there are any design discrepancies, operational default or interruption in the network information system of the Group, or if it experiences external network attacks, the Group's business and operations may be affected or result in leakage of customers' data. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Group. Future upgrades of information technology that are required will challenge the reliability of the Group's existing systems.

The Group based on the "Three Centers in Two Places" plan to promote its work on the construction of the Xi'an data and disaster backup facility and the construction of a globalized basic assurance and service system. It optimized the multi-dimensional security protection system on the internet and the data centre to prevent the attack of the "WANNACRY" ransomware effectively. The Group conducted information system emergency response training and relied on security code quality analysis to implement security code review and security protection. It also commenced security review for information system and enhanced emergency response of internet security, optimized the multi-dimensional security protection system on the internet and the data centre and safeguarded the security of key information infrastructure, elevating the overall security protection standard on the Group's information system.

11. Development and Transformation Risk

While the Group expands to new international markets, carries out external investments, mergers and acquisitions and adjusts the structure of its existing businesses and assets, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Group.

During the process of transformation, the Group explores the e-commerce market to reduce aviation operation costs and innovative asset management methods, and adjusts the structure of its existing businesses and assets, with new requirements for the overall operating management abilities of the Group. Some of the Group's transforming projects or adjusted businesses may be unable to achieve expected goals.

The Group has been making improvements to the foreign investment management system and will enhance the research and substantiation of projects and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets, external investment and acquisition and mergers, and adjustments to the structure of its existing businesses and assets.

12. Suppliers Risk

The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralized purchases to reduce operating costs. If the Group's major suppliers are adversely affected, this may have an adverse impact on the business and operations of the Group.

The Group has been focusing on the suppliers who are closely related to the Group's production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Group paid close attention to the changing market conditions of the types of material highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the Group's procurement department.

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13. Securities Market Fluctuations Risks

The Company's share price is not only dependent on its current results and projection for future operations, but also on factors including policy environment, macroeconomy, flow of market capital and investor sentiment etc. The Company's share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will reduce the travel demand from business travelers and affect the Group's capital operations and implementation of projects.

The Group continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Group strengthened the communication between the capital markets and various investors, paid close attention to the Company's share price performance and media coverage, gave timely response to the market and made every effort to avoid unusual price movement of the shares of the Company.

14. Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and geopolitical instability around the globe may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increased safety and insurance costs may adversely affect the business and operations of the Group.

The Group strove to develop and refine its emergency response mechanism and emergency response plan in order to mitigate the adverse impacts arising from other force majeure and unforeseeable risks.

Operating Revenues

In 2017, the Group's passenger revenues amounted to RMB91,564 million, representing an increase of 9.56% from last year, and accounted for 96.19% of the Group's traffic revenues. Passenger traffic volume was 183,181.98 million passenger-kilometres, representing an increase of 9.34% from last year.

The passenger traffic volume of domestic routes was 117,033.08 million passenger-kilometres, representing an increase of 10.03% from last year. The revenue amounted to RMB60,180 million, representing an increase of 11.16% from last year, and accounted for 65.72% of the passenger revenues.

The passenger traffic volume of international routes was 61,390.58 million passenger-kilometres, representing an increase of 8.04% from last year. The revenue amounted to RMB27,964 million, representing an increase of 6.08% from last year, and accounted for 30.54% of the passenger revenues.

The passenger traffic volume of regional routes was 4,758.33 million passenger-kilometres, representing an increase of 9.47% from last year. The revenue amounted to RMB3,420 million, representing an increase of 11.11% from last year, and accounted for 3.74% of the passenger revenues.

In 2017, the Group's cargo and mail traffic revenues amounted to RMB3,623 million, accounted for 3.81% of the Group's traffic revenues. Cargo and mail traffic volume was 2,663.01 million tonne-kilometres.

In 2017, the Group's other revenues were RMB7,288 million, representing a decrease of 22.05% from last year.

Operating Expenses

In 2017, the Group's total operating cost was RMB100,525 million, representing an increase of 9.40% from last year. Under the influence of further expansion of the Group's operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, the Group's various costs such as take-off and landing costs, food and beverages, and depreciation and amortisation increased from last year. Analysis of the changes in items under operating costs of the Group is set out as follows:

Aircraft fuel costs accounted for the most substantial part of the Group's operating costs. In 2017, the Group's total aircraft fuel cost was RMB25,131 million, representing an increase of 28.05% from last year, mainly due to an increase in the volume of refueling of 4.50% from last year for the Group, leading to an increase in aircraft fuel costs by RMB883 million. However, as the average price of fuel increased by 22.53%, aircraft fuel costs increased by RMB4,622 million.

In 2017, the Group's take-off and landing charges amounted to RMB13,254 million, representing an increase of 7.94% from last year, and was primarily due to the increase in the number of take-offs and landings of the Group. The Group increased the frequency of various international long-haul routes such as Europe, the USA and Australia, resulting in a rise in international take-off and landing charges, whereas domestic take-off and landing charges increased due to the adjustment of pricing standards of China's airports (CAAC 2017 Notice No.18).

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Management's Discussion and Analysis

In 2017, the Group's catering supply expenses were RMB3,090 million, representing an increase of 7.97% from last year, and was primarily due to the increase in the number of passengers in carriage and the rise in the standards required for the provision of catering.

In 2017, the Group's wages, salaries and benefits amounted to RMB20,320 million, representing an increase of 11.99% from last year, and was primarily due to the combined effect of the increase in the number of flight-crew and maintenance personnel, the increase in flight hours and the rise in the standard flight hour fees.

In 2017, the Group's depreciation and amortisation amounted to RMB13,969 million, representing an increase of 14.93% from last year, and was primarily due to the net addition of 45 aircraft (self-owned and under finance leases) to the Group's fleet in 2017. The increase in the number of aircraft and engines led to an increase in the original value of fixed assets and a corresponding increase in depreciation.

In 2017, the Group's aircraft maintenance expenses amounted to RMB5,346 million, representing an increase of 7.78% from last year, and was primarily due to the net addition of 9 wide-body aircraft and 46 narrow-body aircraft (self-owned, under finance leases and under operating leases), which led to an increase in maintenance fees for aircraft and engines.

In 2017, the Group's aircraft operating lease rentals amounted to RMB4,318 million, representing a decrease of 9.65% from last year, and was primarily due to the decrease of 7 cargo aircraft under operating leases upon the disposal of the equity interest in Eastern Logistics.

In 2017, the Group's other operating lease rentals amounted to RMB836 million, representing a decrease of 3.69% from last year, and was primarily due to the decrease of fees for ground assets under lease.

In 2017, the Group's selling and marketing expenses were RMB3,294 million, representing an increase of 5.14% from last year.

In 2017, the Group's civil aviation development fund paid to the CAAC amounted to RMB2,080 million, representing an increase of 6.94% compared to last year. This was primarily due to the increase in the length of miles flown during the year.

In 2017, the Group's ground service and other expenses were RMB3,248 million, representing a decrease of 35.78% from last year. The Group's indirect operating expenses were RMB4,837 million, representing a decrease of 20.06% as compared to last year, which was primarily due to the disposal of 100% equity interests in Eastern Logistics by the Group in February 2017. Excluding the effect of disposal, ground service and other expenses decreased by 8.04% from last year after eliminating the data of Eastern Logistics from February to December 2016, primarily due to the decrease in travel business expenses of the Group.

Other Operating Income and Gains

In 2017, the Group's other operating income amounted to RMB7,481 million, representing an increase of 36.79% from last year, primarily due to the growth in revenue from partnered routes of the Group and the gains from transfer of 100% equity interests in Eastern Logistics by the Group, as well as the gains from the disposal of fixed assets and government subsidies.

Finance Income/Costs

In 2017, the Group's finance income was RMB2,112 million, representing an increase of RMB2,016 million from last year. Finance costs amounted to RMB3,184 million, representing a decrease of RMB3,088 million from last year, primarily due to the RMB2,001 million net exchange gains arising from the appreciation of RMB during the year. In 2016, the depreciation of RMB resulted in net exchange losses amounted to RMB3,543 million.

Profit

Profit attributable to equity holders of the Company in 2017 was RMB6,342 million, representing an increase of 41.00% from last year. The earnings per share attributable to ordinary equity holders of the Company were RMB0.44.

Liquidity and Capital Structure

As at 31 December 2017, the Group had total assets of RMB229,727 million, an increase of 8.20% from the end of 2016. Its debt ratio was 74.41%, representing a 0.93 percentage point decrease from the end of 2016.

In particular, the Group's total current assets amounted to RMB18,293 million, accounted for 7.96% of the total assets and represented a decrease of 15.14% from the end of 2016. The Group's non-current assets amounted to RMB211,434 million, accounted for 92.04% of the total assets and represented an increase of 7.64% from the end of 2016.

As at 31 December 2017, the Group had total liabilities of RMB170,949 million, comprising current liabilities of RMB80,328 million which accounted for 46.99% of total liabilities, and non-current liabilities of RMB90,621 million which accounted for 53.01%.

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, short-term debentures, long-term bank borrowings due within one year and obligations under finance leases due within one year) amounted to RMB48,331 million or an increase of 36.96% from the end of 2016.

40 China Eastern Airlines Corporation Limited | 2017 Annual Report

Review of Operations and
Management's Discussion and Analysis

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and obligations under finance leases) amounted to RMB82,338 million or a decrease of 0.18% from the end of 2016.

In 2017, the Group proactively adjusted the structure of its foreign currency obligations by substantially cutting down its USD-denominated obligations in response to exchange fluctuations in order to lower its exchange rate risk. As at 31 December 2017, the breakdown of the Group's interest-bearing obligations by currencies is as follows:

Unit: RMB million

	RMB equivalent				
	2017		2016		
Currency		Percentage		Percentage	Movement
	Amount	(%)	Amount	(%)	(%)
USD	36,809	28.17	52,866	44.89	-30.37
RMB	83,880	64.19	57,793	49.07	45.14
Others	9,980	7.64	7,114	6.04	40.29
Total	130,669	100	117,773	100	10.95

As at 31 December 2017, the Group's interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and short-term debentures equivalent to RMB63,801 million, an increase of 12.46% from RMB56,732 million as at 31 December 2016. The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent		
			Movement
Currency	2017	2016	(%)
USD	7,555	7,953	-5.00
SGD	2,435	—	N/A
EUR	4,921	4,215	16.75
KRW	1,058	1,008	4.96
RMB	47,832	43,556	9.82
Total	63,801	56,732	12.46

As at 31 December 2017, the Group's interest-bearing liabilities included obligations under finance leases equivalent to RMB66,868 million, an increase of 9.55% from RMB61,041 million as at 31 December 2016. The Group's obligations under finance leases were mostly based on floating-rate. The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent		
			Movement
Currency	2017	2016	(%)
USD	29,254	44,913	-34.87
SGD	627	739	-15.16
JPY	264	326	-19.02
HKD	675	840	-19.64
RMB	36,048	14,223	153.45
Total	66,868	61,041	9.55

Interest Rate Fluctuation

The Group's total interest-bearing liabilities (including long-term and short-term bank borrowings, short-term debentures, bonds payable and obligations under finance leases) as at 31 December 2016 and 31 December 2017 were equivalent to RMB117,773 million and RMB130,669 million, respectively, of which short-term interest-bearing liabilities accounted for 29.96% and 36.99%, respectively. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both the short-term liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

The Group's interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2016 and 31 December 2017, the Group's liabilities denominated in USD accounted for 44.89% and 28.17%, respectively, of total liabilities while liabilities denominated in RMB accounted for 49.07% and 64.19%, respectively, of total liabilities. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group's finance costs.

As at 31 December 2016, the outstanding foreign currency interest rate swap contracts held by the Group amounted to a notional amount of USD1,636 million. Such amount was USD1,420 million as at 31 December 2017, and these contracts will expire between 2018 and 2025.

41

Review of Operations and
Management's Discussion and Analysis

Exchange Rate Fluctuation

As at 31 December 2017, the Group's total interest-bearing liabilities denominated in foreign currencies, amounted to RMB46,789 million, of which USD liabilities accounted for 78.67% of the total amount. Therefore, a significant fluctuation in the USD exchange rates will subject the Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenues generated from flight ticket sales and expenses required to be paid in foreign currencies. The hedging contracts for foreign currencies mainly involve the sales of RMB and the purchase of USD at fixed exchange rates. As at 31 December 2016, the outstanding foreign currency hedging contracts held by the Group amounted to a notional amount of USD440 million. Such amount was USD829 million as at 31 December 2017, and will expire in 2018. In 2016, the Group's net exchange losses amounted to RMB3,543 million as compared to the net exchange gains of RMB2,001 million in 2017.

Analysis on Investment

1. Significant equity investment

(1) Investment in securities

Type of securities	Stock Code	Stock abbreviation	Initial investment (RMB)	Shareholdings (share)	Closing book value at the end of the Reporting Period	Percentage of total investment at the end of the Reporting Period (%)	Profit and loss during the Reporting Period (RMB)
Share	00696	TravelSky	18,503,000	29,055,000	569,287,604	82.20	—
Share	600000	Pudong Development Bank	122,144,004	9,790,691	123,264,800	17.80	—
Other securities investments held at the end of the Reporting Period			/	/	/	/	/
Profit and loss on securities investments sold during the Reporting Period			/	/	/	/	3,766,225
Total				/	692,552,404	100	3,766,225

(2) Equity held in unlisted financial enterprises

Unit: RMB'000

Name of investee	Initial amount of investment	Number of shares held (shares)	Percentage of equity in the company	Carrying amount at the end of the Reporting Period	Profit or loss during the Reporting Period	Change in owner's equity during the Reporting Period	Accounting item	Source of share
Eastern Air Finance	486,902	—	25%	632,124	140,671	155,405	Investment in associates	investment
Total	486,902	—	25%	632,124	140,671	155,405	/	/

42 China Eastern Airlines Corporation Limited | 2017 Annual Report

Review of Operations and
Management's Discussion and Analysis

2. Explanation of changes in assets measured at fair value and major asset measurement attributes

Unit: RMB'000

Item name	Balance at the beginning of the Reporting Period	Balance at the end of the Reporting Period	Change for the period	Profit for the period
Interest rate swap contracts	89,086	137,477	48,391	-63,181
Forward foreign exchange contracts	72	-310,880	-310,952	-487,451
Total	89,158	-173,403	-262,561	-550,632

3. Material disposal of assets and equity interest

On 29 November 2016, the Company entered into the eastern logistics equity transfer agreement with Eastern Airlines Industry Investment, in relation to the transfer of 100% equity interests in Eastern Logistics held by the Company to Eastern Airlines Industry Investment. The aforementioned equity interests transfer connected transaction has been considered and approved at the 2017 first extraordinary meeting of the Company. As of 8 February 2017, the Company has transferred its 100% equity interests in Eastern Logistics to Eastern Airlines Industry Investment, and has completed the industrial and commercial registration. After the completion of the equity interest transfer, the Group will concentrate on its air passenger transportation business, further enhance the reform and transformation, improve its management ability in its major aviation business in order to create better return for the Shareholders. For details, please refer to the announcements of the Company dated 29 November 2016, 17 January and 10 February 2017 published on the website of Hong Kong Stock Exchange.

4. Analysis on major subsidiaries and joint ventures

Unit: RMB million

Name of subsidiaries and joint ventures	Revenue	Year-on-year increase (%)	Net profit	Year-on-year increase (%)	Total assets	Net assets	Gearing Ratio (%)
Eastern Air Jiangsu	8,257	13.14%	577	12.92%	10,437	3,782	63.76%
Eastern Air Wuhan	4,289	15.73%	446	3.00%	7,126	3,483	51.12%
Eastern Air Yunnan	8,939	-1.27%	695	-10.21%	17,401	6,648	61.80%
Shanghai Airlines	12,461	8.93%	1,204	44.19%	16,695	2,344	85.96%
China United Airlines	5,033	18.81%	809	72.86%	9,006	3,238	64.05%
Shanghai Flight Training	788	17.09%	339	34.52%	2,044	1,155	43.49%
Eastern Technology	7,246	7.56%	112	-27.74%	6,455	4,017	37.77%
Shanghai Airlines Tours	2,316	-18.34%	27	-250.00%	502	56	88.84%

43

Review of Operations and
Management’s Discussion and Analysis
(1) Eastern Air Jiangsu
The Company’s controlling subsidiary Eastern Air Jiangsu was established in 1993, with a registered capital of RMB2,000 million. In 2017, Eastern Air Jiangsu achieved revenue of RMB8,257 million, representing a 13.14% increase from last year. Its net profit achieved RMB577 million, representing a 12.92% increase from last year. Passenger traf?c volume was 16,001.98 million passenger-kilometres, representing a 16.88% increase from last year. The passengers carried were 11,682,500 persons, representing a 14.07% increase from last year. As of the end of 2017, Eastern Air Jiangsu operated a total of 59 A320 series aircraft.
(2) Eastern Air Wuhan
The Company’s controlling subsidiary Eastern Air Wuhan was established in 2002, with a registered capital of RMB1,750 million. In 2017, Eastern Air Wuhan achieved revenue of RMB4,289 million, representing a 15.73% increase from last year. Its net profit achieved RMB446 million, representing a 3.00% increase from last year. Passenger traf?c volume was 6,742.28 million passenger-kilometres, representing a 14.17% increase from last year. The passengers carried were 6,015,800 persons, representing a 14.66% increase from last year. As of the end of 2017, Eastern Air Wuhan operated a total of 30 B737 series aircraft.
(3) Eastern Air Yunnan
The Company’s controlling subsidiary Eastern Air Yunnan was established in 2010, with a registered capital of RMB3,662 million. In 2017, Eastern Air Yunnan achieved revenue of RMB8,939 million, representing a 1.27% decrease from last year. Its net profit achieved RMB695 million, representing a 10.21% decrease from last year. Passenger traf?c volume was 15,406.97 million passenger-kilometres, representing a 1.03% increase from last year. The passengers carried were 11,818,500 persons, representing a 0.14% decrease from last year. As of the end of 2017, Eastern Air Yunnan operated a total of 76 A330 series and B737 series aircraft.
(4) Shanghai Airlines
The Company’s wholly-owned subsidiary Shanghai Airlines was established in 2010, with a registered capital of RMB500 million. In 2017, Shanghai Airlines achieved revenue of RMB12,461 million, representing a 8.93% increase from last year. Its net profit achieved RMB1,204 million, representing a 44.19% increase from last year. Passenger traf?c volume was 22,611.58 million passenger-kilometres, representing a 10.17% increase from last year. The passengers carried were 15,398,900 persons, representing a 7.57% increase from the previous year. As of the end of 2017, Shanghai Airlines operated a total of 95 A330 series, B737 series and B767 aircraft.
(5) China United Airlines
The Company’s wholly-owned low-cost airline China United Airlines was established in 1984, with a registered capital of RMB1,320 million. In 2017, China United Airlines achieved revenue of RMB5,033 million, representing a 18.81% increase from last year. Its net profit achieved RMB809 million, representing a 72.86% increase from last year. Passenger traf?c volume was 9,413.07 million passenger-kilometres, representing a 11.02% increase from last year. The passengers carried were 7,665,500 persons, representing a 13.82% increase from the previous year. As of the end of 2017, China United Airlines operated a total of 39 B737 series aircraft.
Pledges on Assets and Contingent Liabilities
As at 31 December 2016, the value of the Group’s assets used to secure certain bank loans was equivalent to RMB17,559 million. As at 31 December 2017, the value of the Group’s assets used to secure certain bank loans was equivalent to RMB11,207 million, representing a decrease of 36.18% compared to last year.
As at 31 December 2017, the Group had no signi?cant contingent liabilities.
44 China Eastern Airlines Corporation Limited 2017 Annual Report

Review of Operations and
Management’s Discussion and Analysis
Capital Expenditure
The foreseeable capital requirements of the Group are primarily from maintaining its daily operations, purchase of aircraft, engines and equipment and investment in ? xed assets projects, among which ? xed assets investment mainly comprise infrastructure projects such as the CEA base (West district) phase II ancillary project at Shanghai Hongqiao International Airport, the CEA base project at the Beijing new airport, the CEA base project at the Chengdu new airport, the CEA base phase I project at the Qingdao new airport and the business of? ce at the Guangzhou Baiyun International Airport.
Introduction of Aircraft and Related Equipment and Financing Plan
(1) Capital expenditure plan and delivery plan of aircraft
and related equipment in the future 3 years
According to the agreements entered into in relation to aircraft and engines, as at 31 December 2017, the Group expected its future capital expenditures on aircraft and engines to be, in the aggregate, approximately RMB87,030 million, including expected capital expenditure of approximately RMB28,322 million, RMB27,516 million and RMB19,273 million, respectively from 2018 to 2020.
The capital requirements of the Group may vary due to factors such as entering into new purchase contracts for aircraft, engines and other flight equipment, amendments to the original contracts and changes in price index.
(2) Fund distribution for introduction of aircraft and related equipment
In 2017, the Group met the needs of the introduction of aircraft and related equipment through operating income, existing bank credit limit, bank loans, leasing arrangements and other external ? nancing methods. We introduced 47 aircraft through self-purchase or ? nancial leasing and introduced 26 aircraft through operating lease.
(3) The maintenance policy, expenses and depreciation
costs of aircraft
In 2017, the repair cost of aircraft and engine of the Group was RMB5.346 billion and depreciation cost of aircraft and engine was RMB12.456 billion.
Material Asset Impairment
The Company has not recorded any material asset impairment
during 2017.
Route Network
In 2017, the Group launched new routes including routes from Pudong, Shanghai to Cebu and Jakarta, routes to Prague from Pudong, Shanghai via Xi’an, from Shenzhen to Krabi, from Xi’an to Okinawa, from Dalian to Osaka, from Nanjing to Sapporo, and routes to Sydney from Xi’an via Wuhan, and cancelled routes including routes from Zhengzhou to Bangkok, from Beijing to Asahikawa and from Beijing to Jeju. As of the end of 2017, through connection with route network of partners of SkyTeam Airline Alliance, the Company’s route network reached 1,074 destinations in 174 countries.
In 2018, the Group will comprehensively assess factors including macroeconomy, geopolitics, market demand, aviation right resources and the Group’s development strategy, hub construction and route network overall layout, etc. Through opening new routes such as from Shanghai Pudong to Stockholm and Dubai and from Xi’an to St. Petersburg, increasing current routes and launching multi-level cooperation with both internal and external partners of SkyTeam Airline Alliance in code sharing and route joint operation, we will continuously expand and optimize the Group’s route network.
Human Resources
As at 31 December 2017, the Group had 75,277 employees, the majority of whom were located in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses. The Group was not involved in any major labour disputes with its employees, nor did it experience any signifi cant turnover of employees or encounter any dif? culties in recruiting new employees.
Total number of staff 75,277
Number of staff of the Company 41,741
Number of staff of major subsidiaries 33,536
Number of retired staff whose expenses
are committed by the Company and
major subsidiaries 6,614

Review of Operations and
Management's Discussion and Analysis

Composition of professionals

Category of Professionals	Number of Professionals
Pilots	7,332
Flight attendants and other aircrew	18,916
Maintenance personnel	11,847
Ground services and others	25,904
Operation control	2,057
Information technology	920
Sales and marketing	4,378
Management	3,923
Total	**75,277**

Education level

Category of Education Level	Number of Staff
Master and above	1,828
Bachelor	30,701
Non-degree tertiary	28,134
Other	14,614
Total	**75,277**

Pilot training conditions and changes

In 2017, the Group added a total of 573 pilots, among which 327 captains and 206 new deputy pilots were added. As at the end of 2017, the Company has a total of 7,332 pilots. The annual average flight hours of captains were 867 hours and the annual average flight hours of deputy pilots were 789 hours.

Remuneration policies

In order to cater for the demand for the Group's strategic development, the Group improved the structure of its remuneration distribution system, optimized the protection and motivation effects of salaries, and reasonably protected the legal rights of the Group's employees and the Group. According to the Labour Contract Law of the PRC and the relevant laws and regulations, the Group has established the work position and remuneration system, namely the Ground Crew work position and remuneration system and Flight-crew work position and remuneration system. The salaries of ground crew compose of basic salary, wage for seniority, position-points salary scheme, performance bonus, allowances and benefits. The salaries of flight-crew compose of basic salary, flight hour fees, flight benefits and other incentives.

The International Society for Performance Improvement is the only professional association in the sector of performance improvement around the world, as well as the best-known professional institution in respect of performance improvements. In 2017, the Company declared its first precedent for performance improvement being put into practice. The Group was awarded the "Best Performing Performance Improvement Award" (績效改進最佳實踐獎) in the seventh China Performance Improvement Forum (中國績效改進大會), and was the only civil aviation enterprise awarded with the prize.

Training program

✈ **Management Personnel Training**

In 2017, the Group continued to optimize the training system for its management personnel. Based on rankings, management personnel were divided into personnel of basic, medium, medium-high and high ranks; based on terms of office, they were divided into personnel on-board,

46 China Eastern Airlines Corporation Limited | 2017 Annual Report

Review of Operations and
Management’s Discussion and Analysis
during employment and before promotion, resulting in twelve dimensions of the training project of management personnel. 76 tranches of training of internal management personnel have been completed with up to 2,766 trainees. The Group has also optimized the “Sail Plan for Talents Development” (            ), a training program for new management trainees incorporating closed-door training with seminars, experiencing and inspiring teaching, lasted for 8.5 days, with three phases completed and 69 trainees. The Group has also promoted overseas study projects. 26 people have completed the class for General Electric Company (“GE”) middle management cadres; 25 people have completed the class for Rolls-Royce middle management cadres; 19 people have completed the class for Airbus high management cadres; 27 people completed the class for Airbus middle management cadres; 6 people have completed the Lean Six Sigma black belt training Certification; 14 people have completed the Rolls-Royce management improvement study project; 15 people have completed the GE high management improvement study project and 20 people have completed the DuPont safety management overseas study project.
Core Technician Training
The Group ensured positive results from large-scale trainings through organizing and coordinating resources, reasonably setting up courses and optimising training cycles. The Group focused on different professional trainings, concentrated on the development of talents for the key positions and set up clear development and training plans for the targeted personnel.
In 2017, the Group has completed 62 themed courses for upgrading the capabilities of flight personnel and nine emergency mission courses such as B737MAX and A320NEO. The Group has promoted bilingual courses in order to satisfy the needs of foreign flight personnel training. Altogether 49,663 people have completed trainings, 980 people dispatched; 205 tranches or 3,620 people have completed the five required trainings in the transportation industry, which are dispatch, information, fl ight operations, on-the-spot affairs and capabilities; 3,134 flight attendant trainees of the Group have completed 107 training tasks from the beginner class for the new flight attendants. In respect of business talents training, the training department for flight attendants carried out 18 experimental training projects called “Encounter” ( ) with 230 participants. In respect of ground services, the Group carried out comprehensive departure system training to ensure normal operations of flights and successful departure in the terminals. The Group has also created a series of international mobile learning courses and face-to-face courses related to the strategies of the Group and the demand for various professions.
Backup Talents Training
The Group places great emphasis on the establishment of backup talents pool by formulating the corresponding training plan for staff at different levels and business segments. In 2017, the Group continued to carry out the “Yan”, “Yi”, “Xiang” and “Ying” schemes for developing backup talents, which provided technical supports for the backup talents training projects conducted by the branches and subsidiaries. By developing a multi-dimensional and multi-level leadership developing project model, the Group further boosted the commencement and implementation of workshop projects for different levels of the Group.
In 2017, 16 people completed the first phase of “Ying” scheme; 22 people completed “Xiang” scheme; 23 people completed “Yi” scheme. The backup talents training project was successfully finished. 17 people further continued with the second phase of “Yan” scheme, and entered the self-chosen stage of further job rotation and supervision by senior management. The domestic courses and international courses of the second phase of “Ying” scheme, the third phase of “Xiang” scheme, the second phase of “Yi” scheme and the third phase of “Yan” scheme, which are training projects for backup talents, have been commenced. The training of tutors made ground-breaking tries and completed two phases of intensive training and discussions.

Review of Operations and
Management’s Discussion and Analysis
Enhancement of Learning Platform
In 2017, the entire training system of the Group has been upgraded to become China Eastern Airlines Technology Application Research Center Co., Limited and an integrated development platform has been established incorporating production, learning and research. The operation system of corporate university was gradually refined and the integration and upgrade of online learning platform was maintained. Through the development of intelligent timetabling system, a platform was established with abilities in managing multiple bases and intelligently and automatically adjusting resources for different training businesses. The Group also initiated to construct an aviation operation research laboratory, being the first state key laboratory, and completed the construction and commencement of the CEA Library.
Critical Accounting Policies
Critical accounting policies are defined as those which reflect significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.
Our audited consolidated financial statements have been prepared in accordance with IFRSs. Our principal accounting policies are set forth in Note 2 to our audited consolidated financial statements. IFRSs requires that we adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates and assumptions made in the preparation of these financial statements are identified and set forth in Note 4 to our audited consolidated financial statements.
Taxation
The Company is subject to income tax at a rate of 25% (2016: 25%). Our effective tax rate, however, may be lower than the rate of 25% because certain subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 16.5% or 15% rather than 25%. We had carried forward tax losses of approximately RMB167 million as at 31 December 2017 (2016: RMB1,637 million), which can be used to set off future taxable income between 2018 and 2022.
Enterprise Income Tax of Overseas NonResident Enterprises
In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of HKSCC Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.
Individual Income Tax of Overseas Individual Shareholders
In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) ( ( [1994]020 )) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.
48 China Eastern Airlines Corporation Limited 2017 Annual Report

Report of the Directors
The Board is pleased to present the audited ? nancial report of the Group for the year ended 31 December 2017.
Group Results
For further discussion and analysis on the business of the Group for the year ended 31 December 2017, including a fair review of the business of the Group, description of the principal risks and uncertainties facing the Group and highlight of the Group’s business development in the future is set out in Chairman’s Statement from page 20 to page 25 and Review of Operations and Management’s Discussion and Analysis from page 28 to page 49 of this annual report.
The Company, with its headquarters in Shanghai, is one of the three largest airlines in the PRC in terms of the total tonne-kilometres and number of passengers carried in 2017. The results of the Group for the year ended 31 December 2017 and the ? nancial position of the Company and the Group as at that date, prepared in accordance with IFRSs and PRC Accounting Standards, are set out in the ? nancial statements.
The geographical analysis of the Group’s revenue from its business is as follows:
Revenue
PRC Accounting
Standards IFRSs
RMB million RMB million
Domestic 67,712 67,923
Regional (Hong Kong, Macau and Taiwan) 3,577 3,624
International 30,432 30,928
Total 101,721 102,475
Dividend
On 29 March 2018, the Board considered and approved the 2017 annual pro? t distribution proposal. It was recommended by the Board that the 2017 annual distribution be approximately RMB740.25 million in cash. Based on the total share capital of 14,467,585,682 shares of the Company, the cash distribution per share would be RMB0.051 (before tax) in cash which will be distributed to holders of A shares of the Company in RMB and to holders of H shares of the Company in HKD.
The independent non-executive Directors are of the view that the aforesaid annual pro? t distribution proposal is in line with the objective situation of the Company, in the long-term interests of the Company and the Shareholders, in compliance with relevant laws, regulations and the Articles, and not detrimental to the interests of investors (especially minority shareholders) of the Company.
The aforesaid pro?t distribution proposal of the Group is subject to consideration and approval by the shareholders at the 2017 annual general meeting of the Company. If such proposal is approved at the annual general meeting of the Company, the Company expects that the cash distribution will be paid on 1 August 2018. The notice convening the annual general meeting of the Company, containing details of the period and procedures of the closure of register of members, will be published and despatched to Shareholders of the Company in due course.

Report of the Directors

Share Capital

As at 31 December 2017, the share structure of the Company is set out as follows:

			Total number of shares	Approximate percentage in shareholding (%)
I	**A shares**		9,808,485,682	67.80
	1.	Listed shares with trading moratorium	–	–
	2.	Listed shares without trading moratorium	9,808,485,682	67.80
II	**H shares**		4,659,100,000	32.20
III	**Total number of shares**		14,467,585,682	100

Note:

As at 31 December 2017, all A shares of the Company were listed shares without trading moratorium. The total number of H shares of the Company amounted to 4,659,100,000 shares. The total number of shares issued by the Company amounted to 14,467,585,682 shares.

On 3 July 2017, 1,327,406,822 listed A shares with trading moratorium of the Company which were held by Shanghai Licheng Information Technology Consulting Co., Ltd., China National Aviation Fuel Holding Company, China COSCO Shipping Corporation Limited and Caitong Fund Management Co., Ltd., respectively, were listed on the Shanghai Stock Exchange.

Number of Shareholders

As at 31 December 2017, the total number of registered Shareholders was 217,988.

Substantial Shareholders

As at 31 December 2017, shareholders who were interested in 10% or more of any class of the issued share capital of the Company are set out as follows:

Name	Class of Shares	Number of shares	Approximate percentage of shareholding (%)
CEA Holding[1]	A shares	5,530,240,000	38.23
CES Global[2]	H shares	2,626,240,000	18.15
HKSCC Nominees Limited[3]	H shares	4,182,503,289	28.91
Delta[4]	H shares	465,910,000	3.22

Notes:

Based on the information available to the directors of the Company (including such information as was available on the website of the Hong Kong Stock Exchange and so far as they were aware of, as at 31 December 2017:

(1) Among such A shares, 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance, which in turn were entirely held by CEA Holding.

50 China Eastern Airlines Corporation Limited | 2017 Annual Report

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(2) Those H shares were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding. On 30 August 2017, CES Global pledged 700,000,000 H shares of the Company held by it to China Construction Bank (Asia) Corporation Limited and 260,000,000 H shares of the Company held by it to The Hongkong and Shanghai Banking Corporation Limited. On 24 November 2017, CES Global pledged 750,000,000 H shares of the Company held by it to Agricultural Bank of China Hong Kong Branch. As of 20 March 2018, 260,000,000 H shares of the Company (which were listed shares without trading moratorium) pledged to The Hong Kong and Shanghai Banking Corporation Limited by CES Global had been released. Please refer to the announcements of the Company dated 30 August 2017, 24 November 2017 and 20 March 2018 published on the website of Hong Kong Stock Exchange for details.

(3) Among the 4,182,503,289 H shares held by HKSCC Nominees Limited, 2,626,240,000 shares (representing approximately 62.79% of the Company's then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(4) Those H shares were held by Delta in the capacity of beneficial owner, and represented approximately 10.00% of the Company's then total issued H shares.

Shareholders who are interested in 5% or more of any class of voting shares in the Company are obliged to disclose their interests, and short positions, in voting shares of the Company when (but not limited to) there is any change in the percentage of their respective share interests or the nature of their interests.

According to the relevant disclosure requirements laid down by the CSRC, as at the end of the Reporting Period, the 10 largest registered Shareholders and the 10 largest registered Shareholders of shares with trading moratorium and the 10 largest registered Shareholders of shares without trading moratorium on the register of members of the Company and their respective shareholdings are as follows:

Shareholdings of top ten shareholders						
Name of Shareholders	Nature of Shareholders	Percentage (%)	Shareholding as at the end of the Reporting Period	Increase/ (decrease) in shareholding during the Reporting Period	Share subject to trading moratorium held	Charged or locked-up shares
CEA Holding	State-owned legal person	35.06	5,072,922,927	–	–	Nil
HKSCC NOMINEES LIMITED	Overseas legal person	28.91	4,182,503,289	826,000	–	Unknown
China Securities Finance Corporation Limited	State-owned legal person	4.27	617,787,275	274,288,009	–	Nil
China National Aviation Fuel Holding Company	State-owned legal person	3.49	504,767,895	-81,532,357	–	Nil
Delta	Overseas legal person	3.22	465,910,000	–	–	Nil
Shanghai Licheng Information Technology Consulting Co., Limited	Domestic non-state-owned legal person	3.22	465,838,509	–	–	465,838,509 Charged
CES Finance	State-owned legal person	3.16	457,317,073	–	–	Nil
China COSCO Shipping Corporation Limited	State-owned legal person	1.61	232,919,254	–	–	Nil
China Construction Bank Corporation – Boshi Industry Mixed Securities Investment Fund (LOF)	Unknown	0.59	85,999,872	85,999,872	–	Nil
China Central Huijin Asset Management	State-owned legal person	0.49	70,984,100	–	–	Nil

51

Report of the Directors

Shareholdings of top ten shareholders without trading moratorium			
Name of Shareholders	Shareholding of shares without trading moratorium	Type of shares held and shareholding	
		Type of shares held	Shareholding
CEA Holding	5,072,922,927	RMB-denominated ordinary shares	5,072,922,927
HKSCC NOMINEES LIMITED	4,182,503,289	Overseas listed foreign shares	4,182,503,289
China Securities Finance Corporation Limited	617,787,275	RMB-denominated ordinary shares	617,787,275
China National Aviation Fuel Holding Company	504,767,895	RMB-denominated ordinary shares	504,767,895
Delta	465,910,000	Overseas listed foreign shares	465,910,000
Shanghai Licheng Information Technology Consulting Co., Limited	465,838,509	RMB-denominated ordinary shares	465,838,509
CES Finance	457,317,073	RMB-denominated ordinary shares	457,317,073
China COSCO Shipping Corporation Limited	232,919,254	RMB-denominated ordinary shares	232,919,254
China Construction Bank Corporation — Boshi Industry Mixed Securities Investment Fund (LOF)	85,999,872	RMB-denominated ordinary shares	85,999,872
China Central Huijin Asset Management Limited	70,984,100	RMB-denominated ordinary shares	70,984,100
Description of any related party or concert party relationship among the above Shareholders	Among the 4,182,503,289 shares held by HKSCC NOMINEES LIMITED, 2,626,240,000 shares were held by CES Global in the capacity of beneficial owner. CES Finance was 100% held by CEA Holding. CES Global was 100% held by CES Finance. Therefore, CES Global was 100% indirectly held by CEA Holding. The Company is not aware of any related party or concert party relationship among other top ten Shareholders without trading moratorium		

52 China Eastern Airlines Corporation Limited | 2017 Annual Report

Report of the Directors
Controlling Shareholder and De Facto Controller
(1) Controlling Shareholder
Name CEA Holding
Person in charge or Legal representative Liu Shaoyong
Date of establishment 3 August 2002
Major business activities Principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in group
company and its invested enterprises.
Details of controlling interests and investments in
other domestic and foreign listed companies
during the Reporting Period:
Nil
In December 2017, the Company received a notice that CEA Holding, the controlling shareholder of the Company, has changed from an enterprise owned by national ownership to an enterprise solely funded by the State. The Company was re-named as “China Eastern
Air Holding Company Limited” upon conversion, and SASAC acted on behalf of the State Council to perform its duties as the investor.
(2) De facto Controller
Name SASAC
Person in charge or Legal representative Xiao Yaqing

54 China Eastern Airlines Corporation Limited 2017 Annual Report
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(3) The graph of shareholding and control relationship between the Company, the de facto controller and controlling shareholders
Purchase, Sale or Redemption of Securities
During the year ended 31 December 2017, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed
Securities (“Securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Hong Kong Listing Rules).
Significant Differences between the Corporate Governance Practices of the Company’s
Home Jurisdiction and the Corporate Governance Practices required to be followed by
U.S. Companies Under the New York Stock Exchange’s Listing Standards
As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the NYSE,
the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of the Independent
Director System in Listed Companies (the “Independent Director Guidance”), but also Hong Kong laws and regulations, including the
Hong Kong Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. federal securities laws and regulations,

55 Report of the Directors including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. Based on NYSE’s listing standards, the NYSE imposes a series of corporate governance standards for companies listed on the NYSE. However, the NYSE permits foreign private issuers to follow their respective “home country” practices and grants waivers for compliance with certain corporate governance standards. One of the conditions for such waiver is for the foreign private issuer to disclose in its annual report how the corporate governance practices in its “home country” differ from those required of U.S. companies under the NYSE’s listing standards. In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company’s corporate governance practices and those required to be followed by U.S. companies under the NYSE’s listing standards: Section 303A.01 of the NYSE Listed Company Manual provides that the Board of the listed companies must have a majority of independent Directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Hong Kong Listing Rules that at least three members of the Board shall be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. The Company currently has four independent non-executive Directors out of a total of eleven Directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Hong Kong Listing Rules differ from those set forth in the NYSE Listed Company Manual. Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required under the applicable PRC law and Hong Kong law to hold such executive sessions. Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the nomination committee must be independent directors. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee must have a written charter that addresses the committee’s purpose and responsibilities, and an annual performance evaluation of the committee. Listed companies must also post the committee charter on their company website and provide the website address in their annual report. The establishment of the Nomination Committee was considered and resolved and its charter was passed at the third regular meeting of the fi fth session of the Board held on 28 April 2009. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the 36th ordinary meeting of the fi fth session of the Board held on 19 March 2010 and the “Working Rules of the Nominations and Remuneration Committee” was passed. The Nominations and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. The “Working Rules of the Nominations and Remuneration Committee” is published on the Company’s website. Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. In addition, compensation committee members must satisfy the independence requirements specific to compensation committee membership set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the remuneration committee must be independent directors. As above, the Nominations and Remuneration Committee of the Company is composed of two independent non-executive Directors and one Director.

56 China Eastern Airlines Corporation Limited 2017 Annual Report
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Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual provides that listed companies must have an audit committee composed entirely of independent directors. In addition, audit committee members must satisfy the independence requirements set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. As above, the Audit and Risk Management Committee of the Company is composed of three independent nonexecutive
Directors, who also satisfies the requirements of Section 303A.06 of the NYSE Listed Company Manual.
Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other members of senior management.
Pre-emptive Rights
Under the Articles and the PRC laws, no pre-emptive right exists, which requires the Company to offer new shares to its existing
Shareholders on a pro rata basis.
Sufficiency of Public Float
Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended
31 December 2017 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08(1)(a) of the
Hong Kong Listing Rules.

Report of the Directors

Change in Shareholdings and Remuneration of Incumbent and Resigned Directors, Supervisors and Senior Management during the Reporting Period

Name	Position	Sex	Age	Effective date of appointment	Expiry date of appointment	Shares held at the beginning of year (Shares)	Share held at the end of year (Shares)	Change in shares during the year
Liu Shaoyong*	Chairman	Male	59	15 June 2016	30 June 2019	–	–	–
Ma Xulun*	Vice Chairman, President	Male	53	15 June 2016	30 June 2019	–	–	–
Li Yangmin*	Director, Vice President	Male	54	15 June 2016	30 June 2019	3,960	3,960	–
Gu Jiadan*	Director	Male	61	15 June 2016	30 June 2019	–	–	–
Tang Bing*	Director, Vice President	Male	51	15 June 2016	30 June 2019	–	–	–
Tian Liuwen*	Vice President Director, Vice Vice President	Male	58	15 June 2016	30 June 2019	–	–	–
Yuan Jun	Employee representative Director	Male	58	8 February 2018	30 June 2019	–	–	–
Li Ruoshan	Independent Non-executive Director	Male	69	15 June 2016	30 June 2019	–	–	–
Ma Weihua	Independent Non-executive Director	Male	69	15 June 2016	30 June 2019	–	–	–
Shao Ruiqing	Independent Non-executive Director	Male	60	15 June 2016	30 June 2019	–	–	–
Cai Hongping	Independent Non-executive Director	Male	63	15 June 2016	30 June 2019	–	–	–
Xi Sheng*	Chairman of the Supervisory Committee	Male	55	15 June 2016	30 June 2019	–	–	–
Ba Shengji*	Supervisor	Male	60	15 June 2016	30 June 2019	–	–	–

57

Report of the Directors

Name	Position	Sex	Age	Effective date of appointment	Expiry date of appointment	Shares held at the beginning of year (Shares)	Share held at the end of year (Shares)	Change in shares during the year
Hu Jidong	Supervisor	Male	59	15 June 2016	30 June 2019	–	–	–
Feng Jinxiong	Supervisor	Male	55	15 June 2016	30 June 2019	–	–	–
Jia Shaojun*	Supervisor	Male	50	15 June 2016	30 June 2019	–	–	–
Wu Yongliang	Vice President, Chief Financial Officer	Male	54	15 June 2016	30 June 2019	3,696	3,696	–
Feng Liang	Vice President	Male	53	15 June 2016	30 June 2019	–	–	–
Feng Dehua	Vice President	Male	52	25 December 2017	30 June 2019	–	–	–
Jiang Jiang	Vice President	Male	53	22 February 2017	30 June 2019	–	–	–
Wang Jian	Board Secretary, Company Secretary	Male	44	15 June 2016	30 June 2019	–	–	–
Sun Youwen	Vice President	Male	57	15 June 2016	22 February 2017	62,731	62,731	–
Xu Zhao*	Director	Male	49	15 June 2016	6 February 2018	–	–	–
Total	/	/	/	/	/	**70,387**	**70,387**	**0**

* Such Director or Supervisor received emoluments from CEA Holding, the parent of the Company, in respect of their directorship or senior management positions in the Company and its subsidiaries.

Mr. Liu Shaoyong, is currently the Chairman and party secretary of the Company and Chairman and party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Limited from November 2004 to December 2008. Mr. Liu served as president and vice party secretary of CEA Holding from December 2008 to December 2016, and became the Chairman of the Company since February 2009. He served as the Chairman and party secretary of CEA Holding since December 2016 and the party secretary of the Company since December 2017. Mr. Liu is also currently the member of the 13th National Committee of the Chinese People's Political Consultative Conference, the council member of International Air Transport Association and the council member of Association for Relations Across the Taiwan Straits, and the vice chairman of International Advisory Board of School of Management, Fudan University. Mr. Liu graduated from the China Civil Aviation Flight College and obtained a Master of Business Administration degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

58 China Eastern Airlines Corporation Limited | 2017 Annual Report

59 Report of the Directors Mr. Ma Xulun, is currently the vice chairman, president and vice party committee secretary of the Company, vice chairman, president and vice party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China Corporation Limited. Mr. Ma served as president and deputy party secretary of Air China Corporation Limited from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as president and deputy party secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as vice president of the Company with effect from November 2011. He served as party secretary of CEA Holding from November 2011 to December 2016. He served as vice chairman, president and vice party secretary of CEA Holding with effect from December 2016. Mr. Ma is also currently the deputy president of China Association for public companies, the vice president of Association of Shanghai Listed Companies and the director of Shanghai Chinese Overseas Friendship Association. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a PRC Certified Public Accountant (CPA). Mr. Li Yangmin, is currently a Director, vice party secretary and vice president of the Company, and vice party secretary and vice president of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department () of Northwest Company (), general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. Since October 2005, he has also been a vice president of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed the Director of the Company with effect from June 2011 and served as the party secretary of the Company from June 2011 to December 2017. He served as the chairman of China Cargo Airlines Co., Limited from February 2012 to January 2013. He served as the executive director of Eastern Logistics from December 2012 to June 2016. Since November 2014, he served as the Chairman of Eastern Air Yunnan. Since August 2016, he served as vice party secretary and vice president of CEA Holding. Since December 2017, he served as the vice party secretary of the Company. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer. Mr. Gu Jiadan, is currently a Director. Mr. Gu was the assistant to president, and the general manager of the commerce department and the party secretary of Shanghai Airlines Co., Limited (). From May 2005 to August 2009, he was the vice president and a party member of Shanghai Airlines. From August 2009 to January 2010, he was the acting president of Shanghai Airlines. From January 2010 to December 2016, he was a party member and vice president of CEA Holding. From January 2010 to July 2011, he served as the party secretary of Shanghai Airlines. He was appointed as a Director of the Company with effect from June 2012. Mr. Gu Jiadan holds a master’s degree and is a senior economist. Mr. Tang Bing, is currently a Director, vice president of the Company, vice president and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager representing Chinese shareholder) of (MTU Maintenance Zhuhai Co., Limited), Office director of China Southern Airlines Holding Company and president of (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as the chairman and executive director of Shanghai Airlines from January 2012 to January 2018, and was appointed a party member of CEA Holding in May 2011 and a Director of the Company in June 2012. Since December 2016, he served as the vice president of CEA Holding. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology.

60 China Eastern Airlines Corporation Limited 2017 Annual Report
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He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat-sen University, an Executive Master
of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.
Mr. Tian Liuwen, is currently a Director, vice president of the Company and vice president and a party member of CEA Holding. Mr. Tian joined the civil aviation industry in 1985. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager Office and chairman of the labour union and deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei Branch of the Company. From April 2005 to May 2007, he was the president of the Beijing Base of the Company.
He served as general manager of Eastern Air Jiangsu, from January 2008 to December 2011. Since December 2011, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines. Since June 2014, he has been a party member of CEA Holding. Since June 2015, he has been a Director of the Company. Since December 2016, he served as the vice president of CEA Holding. Since January 2018, he served as the chairman of Eastern Air Jiangsu. Mr. Tian obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist.
Mr. Yuan Jun, is currently an employee representative Director and chief human resources Officer of the Company, employee representative director and head of Human Resources Department of CEA Holding and director of Eastern Airlines Industry Investment.
Mr. Yuan entered civil aviation industry in 1997. From May 2007 to October 2011, Mr. Yuan was the deputy head and head of Work
Department of Party Committee of the Company. From October 2011 to May 2016, he was the general manager of Human Resources
Department of the Company. From July 2014, he served as the chief human resources Officer of the Company. From June 2015 to
September 2016, he concurrently served as the general manager of Ground Services Department and the deputy secretary of Party
Committee of the Company. From September 2016, he served as the head of Human Resources Department of CEA Holding. Mr. Yuan holds an executive master’s degree in business administration from Fudan University and a senior political work specialist qualification.
Mr. Li Ruoshan, is currently an independent non-executive Director. Mr. Li is currently a professor and PhD supervisor of the
Accounting Department of the School of Management of Fudan University. He is also the vice president of the Shanghai Accounting
Society and Shanghai Auditing Society. In 2001, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai
Stock Exchange. Mr. Li graduated from Xiamen University, majoring in accounting and obtained the first doctoral degree in auditing in the PRC. He further studied abroad in the Katholieke Universiteit Leuven in Belgium and the Massachusetts Institute of Technology in the
United States. Mr. Li was a deputy dean of the School of Economics and a deputy director of the Accounting Department of the School of
Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, director of the
Financial department of Fudan University, a member of the Consultant Professional Committee for Listed Companies of the Shanghai
Stock Exchange and a consultant professional of the Committee for Accounting Standards of the Ministry of Finance. Mr. Li has
been an independent non-executive Director of the Company since June 2013. He is also the independent director of companies such as SAIC
Motor Corporation Limited, Shanghai Zhangjiang Hi-tech Park Development Co., Ltd. and Xi’an Shaangu Power Co., Ltd, external supervisor of
Industrial Bank Co., Ltd. and a director of Jiangsu Zhongnan Construction Group Co., Ltd.

Report of the Directors
Mr. Ma Weihua, is currently an independent non-executive Director. Mr. Ma is currently the director-general of Council of National
Fund for Technology Transfer and Commercialization, a member of the Standing Council of China Society for Finance and Banking.
Mr. Ma served as an executive director, president and chief executive Officer of China Merchants Bank Co., Limited, the chairman of
Wing Lung Bank Limited in Hong Kong, the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China
Merchants Fund Management Co., Limited Mr. Ma obtained a doctorate degree in economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University. Mr. Ma has been the independent non-executive
Director since October 2013 to present. Mr. Ma is currently an independent director of China World Trade Center Co., Limited, Postal
Savings Bank of China Co., Limited and Legend Holdings Corporation at the same time and the Chairman of the Board of Supervisors of
Taikang Life Insurance Co., Limited and a non-executive Director of Roadshow Holdings Limited.
Mr. Shao Ruiqing, is currently an independent non-executive Director. Mr. Shao currently serves as a professor in accounting and a mentor to doctoral students at the Shanghai Lixin University of Commerce. Mr. Shao served as the deputy dean and dean of the
School of Economics and Management of Shanghai Maritime University, the deputy dean of Shanghai Lixin University of Commerce and the independent Director of China Shipping Haisheng Co.,Limited, and SAIC Motor Corp Limited Mr. Shao served as an independent non-executive Director of the Company from June 2010 to April 2014. Mr. Shao was awarded the special allowance by the State
Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport, as an expert in finance and accounting and the deputy head of China Association of Communications Accountancy. Mr. Shao graduated from Shanghai Maritime
University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and
Australia. Mr. Shao is also an independent director of Tibet Urban Development And Investment Co., Ltd, Shenzhen Guangju Energy
Co., Ltd., Huayu Automotive Systems Company Limited and Shanghai Carthane Co., Ltd.
Mr. Cai Hongping, is currently an independent non-executive Director. Mr. Cai currently serves as the chairman of AGIC Capital. He worked for the Industrial and Transportation Management Committee of the Shanghai Government and Sinopec Shanghai Petrochemical
Company Limited (“Sinopec Shanghai”) from 1987 to 1991. He participated in the entire listing process of Sinopec Shanghai in Hong
Kong and the United States and is one of the founders of H shares in the PRC . From 1992 to 1996, he acted as a member of the
Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint
Committee of Board Secretaries for H Share Companies in the PRC. He served as a joint director of the investment banking division of
Peregrine Investments Holdings Limited in Asia from 1997 to 2006, chairman of the investment banking division of UBS AG in Asia from
2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015, independent non-executive director of China
Oceanwide Holdings Limited since November 2014 and independent director and chairman of the audit committee of Minmetals
Development Co., Limited from April 2015 to December 2015. He became an external director of China Minmetals Corporation with effect from December 2015. He has been an independent non-executive Director of the Company since June 2016, an independent director of COSCO SHIPPING Development Co., Ltd. since July 2016, and an independent director of Bank of Communications Co., Ltd. since June
2017. Mr. Cai graduated from Shanghai Fudan University, majoring in mass communications.

62 China Eastern Airlines Corporation Limited 2017 Annual Report
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Mr. Xi Sheng, is currently the chairman of Supervisory Committee of the Company, party member, vice president and chief auditor of
CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception Office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (). He was also the deputy head and head of the fixe d assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin Office of the
National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the
PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November
2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Since June 2012, he has been a supervisor of the
Company. Since June 2016, he has been the chairman of Supervisory Committee of the Company. Since December 2017, he served as the head of the audit department of CEA Holding. Since January 2018, he served as the vice president and party member of CEA
Holding. Mr. Xi is also the council member of China Institute of Internal Audit, vice chairman of the 2nd session of supervisory committee of China Association for Public Companies and chairman of executive committee of Association of Certified International
Investment Analysts. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background.
He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).
Mr. Ba Shengji, is currently a Supervisor and the chairman of the labour union of CEA Holding. Mr. Ba joined the civil aviation industry in 1978. He served as the section manager and deputy head of the finance department. He was the chief Officer of the auditing
Office of the Company from March 1997 to October 1997, chief Officer of the auditing Office of CEA Holding from October 1997 to July
2000, head of the audit department of CEA Holding from July 2000 to January 2003, chief Officer of disciplinary committee Office, head of supervision department and head of audit department of CEA Holding from January 2003 to May 2003. He served as the deputy head of party disciplinary inspection group, chief Officer of disciplinary committee Office, head of supervision department and head of the audit department of CEA Holding from May 2003 to November 2006. He was the secretary of the disciplinary committee of the Company from
November 2006 to November 2009 and the secretary of the disciplinary committee and chairman of the labour union of the Company from November 2009 to November 2011. He served as the deputy secretary of the party committee and secretary of the disciplinary committee of the Company from November 2011 to August 2013. Since June 2013, he has been a supervisor of the Company. He has served as the chairman of the labour union of CEA Holding since August 2013. Mr. Ba graduated from Shanghai Television University.
Mr. Hu Jidong, is currently a Supervisor and chairman of the labour union of the Company and chief financial Officer and vice chairman of the labour union of CEA Holding. Mr. Hu joined the civil aviation industry in 1977. He has been the deputy head of the party promotion department of the Company, deputy head and head of the party publicity department of CEA Holding, and head of the party publicity department of CEA Holding. He was the chairman of the labour union of the Company since December 2011, deputy party secretary of the Company from August 2013 to December 2017, secretary of the disciplinary committee of the Company from
August 2013 to August 2014, and supervisor of the Company since June 2016. Since November 2017, he served as the chief financial
Officer and vice chairman of the labour union of CEA Holding. Mr. Hu Jidong graduated from Shanghai University with a major in cultural management and Fudan University with a major in administrative management.
Mr. Feng Jinxiong, is currently a Supervisor and consultant of the audit department of CEA Holding. Mr. Feng joined the civil aviation industry in 1982, and served as deputy head and head of the Planning Department of the Company, head of the Finance
Department and deputy chief accountant of CEA Holding, manager of the Human Resources Department of the Company, party secretary and vice president of CES Finance, and deputy general manager of the Shanghai Security Department of the Company. He also served as president of Eastern Air Wuhan from January 2007 to February 2009. He served as general manager of the Audit Department

Report of the Directors
of the Company from February 2009 to December 2017. He has been a Supervisor of the Company since March 2009. He has been the head of the audit department of CEA Holding from May 2014 to December 2017. Since December 2017, he served as consultant of the audit department of CEA Holding. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese
Academy of Social Sciences, holding a master’s degree.
Mr. Jia Shaojun, is currently a Supervisor. Mr. Jia was general manager of the financial department and secretary of party general branch of the financial department of the Company. He served as general manager of the finance and accounting department of the
Company from December 2011 to November 2012 and head of the audit department of CEA Holding from November 2012 to May
2014. He has acted as head of the financial department of CEA Holding from May 2014 to December 2017. He has acted as supervisor of the Company since June 2016. Mr. Jia graduated from Civil Aviation College of China and Fudan University School of Management,
holding an executive MBA degree. He is qualified as a senior accountant.
Mr. Wu Yongliang, is currently a vice president and chief financial Officer of the Company, and vice president and party member of CEA Holding. Mr. Wu joined the civil aviation industry in 1984 and served as deputy head and subsequently head of the Finance
Department of the Company, head of Planning and Finance Department of the Company and head of the Finance Department of CEA
Holding. From April 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding.
From April 2009 onwards, he has served as chief financial Officer of the Company. He has been a vice president of the Company since
December 2011. He has been a vice president and party member of CEA Holding since November 2017. Mr. Wu graduated from the
Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan
University, majoring in business administration. Mr. Wu holds a MBA degree and is a Certified accountant.
Mr. Feng Liang, is currently a vice president and the chief engineer of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in the aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base.
He also served as the general manager of China Eastern Air Engineering & Technique () after it was established in
September 2006. He has served as the chief engineer of the Company since August 2010, the chief security Officer of the Company from December 2012 to December 2014 and the vice president of the Company since August 2013. He has been an executive Director of Eastern Technology since December 2014. Mr. Feng graduated from Civil Aviation University of China, majored in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiao Tong University.
Mr. Feng Dehua, is currently a vice president of the Company and the deputy head of party disciplinary inspection group of CEA
Holding. Mr. Feng joined the civil aviation industry in 1989, and has worked in China General Aviation Corporation, the Shanxi branch of the Company and the sales and marketing system department of the Company. From May 2009 to July 2009, Mr. Feng was the
executive vice president for sales and marketing of passenger transportation department of the Company. From July 2009 to November
2011, he was the party secretary and vice president for sales and marketing of passenger transportation department of the Company.
From November 2011 to August 2014, he was the president and deputy party secretary of the Beijing branch of the Company. From
August 2014 to December 2017, he was the secretary of the Disciplinary Committee of the Company. Since September 2014, he has
been the deputy head of party disciplinary inspection group of CEA Holding. Since December 2017, he has been a vice president of the Company. Mr. Feng graduated from Shanxi Finance and Economics Institute majored in commercial business management and obtained an executive master’s degree in business administration from Fudan University. He is qualified as a senior economist.

64 China Eastern Airlines Corporation Limited 2017 Annual Report
Report of the Directors
Mr. Jiang Jiang, is currently a vice president of the Company. Mr. Jiang joined the civil aviation industry in 1986, and has worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he was
the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and the deputy secretary of the party committee of the Shanxi Branch. From June 2014 to December 2016, he served as the deputy secretary of the party committee of Eastern Air Wuhan. He served as Director and general manager of Eastern Air Wuhan from June 2014 to April 2017.
From December 2016 to February 2017, he has served as the person-in-charge of the safety operation management of the Company.
Since February 2017, he has served as the vice president of the Company. Mr. Jiang graduated from the Flight College of Civil Aviation
Flight University of China, majored in aviation transportation and obtained an Executive Master of Business Administration degree from
Fudan University. He has the professional title of Level 1 pilot.
Mr. Wang Jian, is currently the Company’s Board secretary and company secretary. Mr. Wang joined the Company in 1995 and served as deputy head of the Company’s Office and deputy general manager of the Shanghai Business Office of the Company. From
September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited.
He served as the head of the Board secretariat of the Company and a representative of the Company’s Securities affairs from May 2009 to April 2012. He served as the Board secretary and the head of the Board secretariat of the Company from April 2012 to May 2016.
He ceased to serve as the head of the Board secretariat in May 2016. During his term as secretary to the Board and his relevant work, he designed and promoted to implement several capital and strategic projects of the Company. Mr. Wang graduated from Shanghai
Jiao Tong University and has an Master of Business Administration postgraduate degree from East China University of Science and
Technology and an Executive Master of Business Administration degree from Tsinghua University as well as a qualification Certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.
Mr. Xu Zhao, was a Director of the Company, and the chief accountant of CEA Holding during the Reporting Period. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High
Technology Limited Company, and chief financial Officer of Shaanxi Heavy Duty Automobile Co., Limited. Mr. Xu has served as the chief accountant of CEA Holding from November 2006 to January 2018. He was a Supervisor of the Company from June 2007 to November
2011. He has served as a Director of the Company from June 2012 to February 2018. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master’s degree. Mr. Xu is qualified as an engineer and an accountant, and is a Certified public accountant in the PRC.
Mr. Sun Youwen, was a vice president of the Company during the Reporting Period. Mr. Sun joined the civil aviation industry in 1980, and served as a squadron leader and the leader of the Shanghai flight division. He served as the vice president of Eastern Air Jiangsu from April 2007 to November 2009 and the general manager of the Shanghai flight division of the Company from December 2009 to
April 2012. He was appointed as the chief pilot of the Company and the general manager of the Shanghai flight division of the Company from April 2012 to March 2014 and has served as the vice president and chief pilot of the Company from March 2014 to July 2014.
He has been a vice president of the Company from July 2014 to February 2017. Mr. Sun graduated from the Flight College of Civil
Aviation Flight University of China (), majored in aircraft driving and obtained an Executive Master of Business
Administration degree from the Institute of Management of Fudan University.

Report of the Directors

Changes in the Members of the Board and Management Personnel

On 22 February 2017, the fourth ordinary meeting of the eighth session of the Board has resolved to appoint Mr. Jiang Jiang as a vice president of the Company for a term of office in line with the current session of the Board. Mr. Sun Youwen ceased to be a vice president of the Company due to change of job assignments. For details, please refer to the announcement of the Company dated 22 February 2017 published on the website of Hong Kong Stock Exchange.

On 25 December 2017, the ninth ordinary meeting of the eighth session of the Board has resolved to appoint Mr. Feng Dehua as a vice president of the Company, for a term of office in line with the current session of the Board. For details, please refer to the announcement of the Company dated 25 December 2017 published on the website of Hong Kong Stock Exchange.

On 6 February 2018, the Board received the resignation letter tendered by Mr. Xu Zhao. Mr. Xu has resigned from his position as a Director and a member of the Audit and Risk Management Committee of the Company due to personal work reasons. For details, please refer to the announcement of the Company dated 6 February 2018 published on the website of Hong Kong Stock Exchange.

On 8 February 2018, Mr. Yuan Jun was elected as an employee representative Director of the Company at the Company's general meeting of the employee representatives, for a term of office in line with the current session of the Board. For details, please refer to the announcement of the Company dated 8 February 2018 published on the website of Hong Kong Stock Exchange.

On 29 March 2018, the 2018 second regular meeting of the Board has resolved to appoint Mr. Cai Hongping as a member of the Audit and Risk Management Committee of the Company for a term of office in line with the current session of the Board. For details, please refer to the announcement of the Company dated 29 March 2018 published on the website of Hong Kong Stock Exchange.

Cessation

Name	Date of Cessation	Reason for Change	Position
Sun Youwen	22 February 2017	Change of job	Vice president
Xu Zhao	6 February 2018	Personal work reasons	Director and member of the Audit and Risk Management Committee of the Company

Appointment

Name	Date of appointment	Reason for Change	Position
Jiang Jiang	22 February 2017	Appointed by the fourth ordinary meeting of the eighth session of the Board	Vice president
Feng Dehua	25 December 2017	Appointed by the ninth ordinary meeting of the eighth session of the Board	Vice president
Yuan Jun	8 February 2018	Elected at the general meeting of the employee representatives	Employee representative Director
Cai Hongping	29 March 2018	Appointed by the 2018 second regular meeting of the Board	Member of the Audit and Risk Management Committee of the Company

65

Report of the Directors

Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Hong Kong Listing Rules

Name	Name of other entities	Position(s) held	Date of appointment	Date of cessation
Li Yangmin	China Aircraft Services Limited	Director	June 2006	March 2018
	China Eastern Airlines Media Co., Ltd.	Chairman	June 2014	February 2018
	TravelSky	Director	December 2015	January 2018
	CASC	Chairman	October 2016	March 2018
	China Eastern Airlines Technology Application Research Center Co., Limited	Executive director	January 2018	
Tang Bing	Shanghai Airlines	Chairman and executive director	January 2012	January 2018
	Eastern Investment	Chairman	January 2018	
	AFK	Director	October 2017	
Tian Liuwen	Eastern Logistics	Chairman	June 2017	
	Eastern Air Jiangsu	Chairman	January 2018	
Li Ruoshan	Shanghai Fudan Forward S & T Co., Ltd.	Director	October 2014	November 2017
Ma Weihua	China Resources Land Limited	Independent director	July 2013	June 2017
	RoadShow Holdings Limited	Non-executive directors	November 2017	
Cai Hongping	Bank of Communications Co., Ltd	Independent director	June 2017	
Xi Sheng	Eastern General Aviation Corporation Co., Ltd.	Chairman of the supervisory committee	March 2010	December 2017
	Eastern Logistics	Chairman of the supervisory committee	June 2017	
	Eastern Airlines Industry Investment	Chairman	July 2017	
	China Air Express Co., Ltd.	Vice chairman	March 2018	
	Shanghai Shine-link International Logistics Co., Ltd.	Director	March 2018	
Hu Jidong	Eastern Air Jiangsu	Chairman	September 2013	January 2018
	China Eastern Airlines Technology Application Research Center Co., Limited	Executive director	June 2015	January 2018

66 China Eastern Airlines Corporation Limited | 2017 Annual Report

Report of the Directors

Name	Name of other entities	Position(s) held	Date of appointment	Date of cessation
Feng Jinxiong	Eastern Aviation Import & Export Co., Ltd.	Supervisor	May 2010	September 2017
	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd.	Supervisor	January 2011	September 2017
	Eastern Airlines Hotel Co., Ltd.	Supervisor	June 2011	September 2017
	China Eastern Airlines Technology Application Research Center Co., Limited	Supervisor	November 2011	September 2017
	Shanghai Airlines Tours	Supervisor	February 2012	September 2017
	China Eastern Air Catering Investment Co., Limited	Supervisor	April 2012	September 2017
	Eastern Air Finance	Supervisor	May 2012	September 2017
	China United Airlines	Supervisor	March 2014	September 2017
	Eastern Technology	Supervisor	December 2014	September 2017
Jia Shaojun	CES Finance	Chairman	December 2017	
	Eastern Investment	Director	December 2015	March 2018
	Eastern General Aviation Corporation Co., Ltd.	Director	December 2015	December 2017
	CES Leasing	Chairman	July 2017	December 2017
	CES Global	Chairman	January 2018	
	UnionPay Insurance Brokers Limited	Director	January 2018	
Wu Yongliang	Shanghai Airlines	Executive director	January 2018	
Feng Liang	Xi'an Eastern Safran Landing Gear System Maintenance Co., Ltd.	Chairman	July 2017	
	China Aircraft Services Limited	Director	March 2018	
Jiang Jiang	Eastern Air Wuhan	Director and president	June 2014	April 2017
	China Eastern Business Jet Co., Limited	Executive director	April 2017	
Wang Jian	Eastern Logistics	Director	June 2017	
Sun Youwen	China Eastern Business Jet Co., Limited	Executive director	March 2014	April 2017

Shareholdings of Directors, Chief Executive, Supervisors and Senior Management

Save as disclosed above, as at 31 December 2017, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates were taken or deemed to have under such provisions of the SFO), or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

67

68 China Eastern Airlines Corporation Limited 2017 Annual Report
Report of the Directors
In 2017 and as at 31 December 2017, none of the Directors, chief executive, Supervisors, members of senior management of the
Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for equity securities or debt securities of the Company.
As at the date of this report, CEA Holding is a company having an interest in the Company’s shares required to be disclosed to the
Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.
Service Contracts of Directors and Supervisors
None of the Directors or Supervisors has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).
Interests of Directors and Supervisors in Contracts
None of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of Significance to which the Company or any of its subsidiaries was a party during the Reporting Period (the term “contract of Significance” having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Hong Kong Listing Rules).
Management Contracts
No contracts concerning the management and operation of the whole or any substantial part of the business of the Company were entered into or subsisted during the Reporting Period.
Competing Interests
During the Reporting Period, none of the Directors or the controlling Shareholders or each of their associates (as defined under the
Hong Kong Listing Rules) had an interest in a business that competed with the Group or might compete with the business of the Group.
Remuneration
Directors and supervisors
Details of the remuneration of Directors and Supervisors are set out in note 9 to the financial statements prepared in accordance with
IFRSs.
Major Suppliers and Customers
In 2017, purchases by the Company from the largest and five largest suppliers accounted for 9.14% and 17.28%, respectively, of the total annual purchases of the Company. Total income from sales to the Company’s five largest customers amounted to approximately
RMB23,299 million, accounting for 22.74% of the Company’s total revenue. None of the Directors, Supervisors or any of their respective associates nor any Shareholders who, to the knowledge of the Directors, hold 5% or more of the Company’s share capital has any interest in any of the above mentioned suppliers and customers.
Medical Insurance
The majority of the Group’s PRC employees participate in the medical insurance schemes organised by the municipal governments.
For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond such contributions. For the year ended 31 December 2017, the Group’s medical insurance contributions charged to profit or loss amounted to RMB663 million (2016: RMB606 million).
Employees’ Retirement Scheme
Details of the Company’s employee retirement scheme and post-retirement benefits are set out in note 37 to the financial statements prepared in accordance with IFRSs.

Report of the Directors
Staff Housing Benefits
Details of the Group’s staff housing benefits are set out in note 9 to the financial statements prepared in accordance with IFRSs.
Bank Loans and Other Borrowings
Details of bank loans and other borrowings of the Company and the Group as at 31 December 2017 are set out in note 34 to the financial statements prepared in accordance with IFRSs.
Interest Capitalized
Interest capitalized by the Group as calculated in accordance with IFRSs for the year ended 31 December 2017 was RMB793 million.
Property, Plant and Equipment
Movements in property, plant and equipment of the Company and the Group for the year ended 31 December 2017 are set out in note 18 to the financial statements prepared in accordance with IFRSs.
Reserves
Details of movements in reserves of the Company and the Group for the year ended 31 December 2017 and profit distribution by the
Company are set out in note 42 to the financial statements prepared in accordance with IFRSs.
Donations
During the year ended 31 December 2017, the Group made donations for charitable purposes amounting to approximately RMB2.11 million.
Compliance with the Relevant Laws and Regulations which may Have a Significant
Impact on the Company
During the year ended 31 December 2017, the Board was not aware of any Significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a Significant impact on the Group.
Permitted Indemnity Provision
The Company has purchased and maintained directors’ liability insurance throughout the year, which provides appropriate cover for legal actions brought against the Directors and directors of the subsidiaries of the Group arising from or in connection with the performance of their duties. The level of the coverage is reviewed annually.
Material Litigation
As at 31 December 2017, the Group was not included in any material litigation, arbitration or claim.
Significant Events
The Group wishes to highlight the following information:
1. In 2017 and from January to March 2018, the Company completed the issuance of the 2017 first to tenth tranches of short-term commercial paper. For details, please refer to the announcements of the Company published on the website of Hong Kong
Stock Exchange on 19 January, 24 February, 2 March, 25 April, 15 June, 29 June, 21 August, 22 August, 12 September and
26 September 2017.

70 China Eastern Airlines Corporation Limited 2017 Annual Report
Report of the Directors
2. In 2017 and from January to March 2018, the Company redeemed the 2016 seventh and twelfth to seventeenth tranches of short-term commercial paper and the 2017 first to sixth and eighth to tenth tranches of short-term commercial paper. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 6 January,
24 February, 12 April, 19 April, 28 April, 17 May, 9 June, 14 June, 10 July, 16 August, 6 September 2017 and 5 January,
1 March and 12 March 2018.
3. In 2017, the Company completed the interest payment of the 2016 first to third tranches of medium-term notes. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 7 June, 26 June and 13 July 2017.
4. On 20 March 2017, the Company paid for the accrued interest from 18 March 2016 to 17 March 2017 of the first tranche of the
2012 corporate bonds (the “12 CEA 01”). On 24 October 2017, the Company paid for the accrued interest from 24 October 2016 to 23 October 2017 of the first tranche of the 2016 public issued corporate bonds Type 1 and Type 2 (the “16 CEA 01” and the
“16 CEA 02” respectively). On 19 March 2018, the Company paid for the accrued interest from 18 March 2017 to 17 March 2018 of the first tranche of the 2012 corporate bonds. Dagong Global Credit Rating Co., Limited has evaluated the Company, 12 CEA
01, 16 CEA 01, 16 CEA 02 and the first to third tranches of the 2016 medium-term notes and retained the credit rating of the
Company and the bonds as AAA. For details, please refer to the announcements of the Company published on the website of
Hong Kong Stock Exchange on 10 March, 8 May, 16 October 2017 and 9 March 2018.
5. On 28 March 2017, the Company paid for the accrued interest from 28 September 2016 to 27 March 2017 of the bonds denominated in Korean Won. On 28 September 2017, the Company paid for the accrued interest from 28 March 2017 to
27 September 2017 of the bonds denominated in Korean Won. On 28 March 2018, the Company paid for the accrued interest from 28 September 2017 to 27 March 2018 of the bonds denominated in Korean Won. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 21 March, 26 September 2017 and
26 March 2018.
6. On 7 November 2017, the Company completed the issuance of bonds denominated in Singapore Dollar. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 8 November 2017.
7. On 2 February 2018, the application for the listing of bonds denominated in Japanese Yen of the Company was approved by
Tokyo Stock Exchange. On 9 March 2018, the Company issued JPY-denominated credit enhanced bonds. On 19 March 2018, the Company listed JPY-denominated credit enhanced bonds. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 2 February, 9 March and 19 March 2018.

Report of the Directors
8. On 27 July 2017, a wholly-owned subsidiary of CEA Holding and Delta entered into a conditional subscription agreement with
AFK, respectively, to acquire 10% newly issued shares in AFK’s share capital after the completion of issuance of additional shares. The Company entered into a marketing agreement with AFK to further strengthen the business partnership on the basis of good business relationship between the two parties. The strategic share subscription in AFK by CEA Holding and
Delta would form a closer long-term strategic partnership among AFK, Delta and the Company. These three companies are complementary, mutually beneficial and the cooperation will achieve a win-win situation. These three companies will build a global network of airlines and will provide more convenient, effi cient and high-quality travel services for passengers around the world. It will also help improve the Group’s competitiveness and infl uence in the global aviation market. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 28 July, 28 September and
9 October 2017.
9. On 22 December 2017, it was considered and approved by the Board that the Company shall provide, within the period from the effective date of the Board resolution to 31 December 2018, guarantee in the total amount of up to RMB1,000 million to China
United Airlines, Shanghai Flight Training, Eastern Business Airlines Service Co., Limited, Eastern Technology, and their respective wholly-owned subsidiaries, and that Shanghai Airlines Tours, a wholly-owned subsidiary of the Company, shall provide guarantee in the total amount of up to RMB10 million to Shanghai Dongmei Air Travel Co., Ltd.. The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 22 December 2017.
10. On 19 January 2018, with an aim to carry out the work of changing aircraft leasing from overseas operating lease to domestic operating lease for not more than 67 aircraft, the Board agreed the Company to invest and establish not more than 67 special purpose vehicles in Dongjiang Free Trade Port Zone of Tianjin with the aggregate guarantee amount not exceeding RMB9.8 billion. The guarantee was considered and approved at the general meeting of the Company held on 8 February 2018. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on
19 January and 8 February 2018.
11. On 12 May 2017, 3 November 2017 and 19 January 2018, the Board considered and approved the proposed amendments to the Articles. The shareholders of the Company considered and approved the proposed amendments to the Articles at the general meeting of the Company held on 28 June 2017, 22 December 2017 and 8 February 2018, respectively. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 12 May, 28 June, 30
November, 22 December 2017, 19 January 2018 and 8 February 2018.
Continuing Connected Transactions
The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 31 December 2017, are set out as follows:

Report of the Directors

Unit: RMB thousand

Approved category	Actual amount incurred up to 31 December 2017	2017 estimated transaction caps
Financial services (balance)		
— balance of deposit	4,053,343	10,000,000
— balance of loans	—	10,000,000
Catering supply services	1,253,879	1,450,000
Flight support services	300,211	560,000
Import and export services	145,438	430,000
Property leasing	53,764	80,000
Advertising agency services	22,720	75,000
Aviation information technology services (pursuant to the Shanghai Listing Rules)	550,538	950,000
Aircraft finance lease services	1,996,540	USD2,415 million or equivalent RMB
Aircraft operating lease services	25,238	USD5.7 million or equivalent RMB
Aviation supplies maintenance services (pursuant to the Shanghai Listing Rules)	97,597	240,000
Freight logistics support services (the Company provides services to Eastern Logistics)	100,466	300,000
Cargo terminal business support services (Eastern Logistics provides services to the Company)	280,578	500,000
Bellyhold space management (pursuant to the Shanghai Listing Rules)	116,736	300,000
AFK aviation transportation cooperation and support services (pursuant to the Shanghai Listing Rules)		
— amount received	622,237	830,000
— amount paid	398,609	550,000

Notes:

1. On 28 April 2016, the Company entered into the "2016 Aircraft Finance Lease Framework Agreement" and the "2017–2019 Aircraft Finance Lease Framework Agreement" with CES Leasing, pursuant to which, the Company leased the aircraft, which comprised part of the aircraft in the Company's aircraft introduction plan for the year 2016, and the years 2017 to 2019, respectively, for the wholly-owned subsidiary proposed to be incorporated for the proposed transactions from CES Leasing by means of financial leasing. The aggregate principal amount of the finance leases shall be not more than 100% of the consideration for the purchase of the leased aircraft. CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling Shareholder. Each of CES Leasing and the lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the proposed transactions constitute connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

2. On 30 August 2016, the Company signed a framework agreement for the continuing connected transactions with its connected person, CEA Holding and its controlled subsidiaries for a term of three years (from 1 January 2017 to 31 December 2019) in respect of the continuing connected transactions, and renewed the annual caps of the continuing connected transactions for the years from 2017 to 2019, among which the continuing connected transactions in respect of financial services and catering services were approved at the 2016 first extraordinary general meeting of the Company. Meanwhile, the Company renewed the annual caps of the continuing connected transactions in respect of aviation information technology services for the years from 2017 to 2019 with its related party, TravelSky as required by the Shanghai Listing Rules. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 30 August and 27 October 2016.

72 China Eastern Airlines Corporation Limited | 2017 Annual Report

Report of the Directors 3. On 27 October 2016, the Board considered and approved the 2017-2019 continuing connected transactions between the Company and its connected person, CASC as required by the Shanghai Listing Rules. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 27 October 2016. 4. On 29 November 2016, the Company entered into a freight logistics daily connected transactions framework agreement with Eastern Logistics since the Company transferred its entire equity interest in Eastern Logistics to Eastern Airlines Industry Investment. On 1 January 2017, to avoid the competition between the bellyhold space business operated by the Company and the all-cargo aircraft freight business operated by China Cargo Airlines, the subsidiary of Eastern Logistics, after the completion of equity transfer in Eastern Logistics, the Company entered into the bellyhold space management agreement with China Cargo Airlines to entrust China Cargo Airlines for the operation of the bellyhold space business for a term of three years, which commenced on 1 January 2017. The proposed annual caps of amounts payable by the Group to China Cargo Airlines for each of the three years ended/ending 31 December 2017, 2018 and 2019 are RMB300 million, RMB500 million and RMB700 million, respectively. Pursuant to the management agreement, in respect of the entrusted management of bellyhold space business, the Company will pay management fee to China Cargo Airlines according to industry practice, including handling charges for the entrusted management and incentives for achieving specified sales targets. Such charges and incentives shall be benchmarked against market rates, i.e. prices charged by independent third parties for the time being in the provision of comparable services pursuant to normal transaction at the same region or its vicinity where such services are provided, taking into account the overall freight market conditions, the costs of such entrusted management incurred by China Cargo Airlines and the requirements of such entrusted management specified by the Company, and negotiated and determined by the Company and China Cargo Airlines on an arm’s length basis. Fee charge for the provision by China Cargo Airlines of bellyhold space management services shall be at rates which are not higher than the fee rates applicable to the provision by China Cargo Airlines of comparable services to independent third parties. The handling fee for entrusted management shall be payable on a monthly basis whereas the sales incentives shall be payable on a yearly basis and the amount payable shall be confirmed before 31 January of the following year. Upon completion of the equity interest transfer, members of the Eastern Logistics group became subsidiaries of CEA Holding, which is the controlling Shareholder. China Cargo Airlines is an 83%-owned subsidiary of Eastern Logistics. Therefore, China Cargo Airlines became a connected person of the Company as defined under the Hong Kong Listing Rules. However, the transactions contemplated under the management agreement constituted connected transactions of the Company under the Shanghai Listing Rules but not under the Hong Kong Listing Rules. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 29 November 2016, 3 January and 17 January 2017. 5. On 10 August 2017, the Company (as lessee) entered into an aircraft operating lease agreement with CES Leasing or its wholly-owned subsidiaries (the “CES Leasing Group”) (as lessor), pursuant to which, CES Leasing Group agreed to provide operating lease to the Company in respect of five Boeing aircraft for a term of 144 months for each of the five Boeing aircraft from the date of which each of the five Boeing aircraft is delivered. The monthly rental payable by the Company to CES Leasing Group in respect of each of the five Boeing aircraft will not be more than USD380,000 per aircraft. As CES Leasing is a non-wholly-owned subsidiary of CEA Holding, which in turn is the controlling Shareholder, each of CES Leasing and the wholly-owned subsidiaries of CES Leasing is thus a connected person of the Company (as defined under the Hong Kong Listing Rules) and the aforementioned transaction constituted continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 10 August 2017. 6. On 3 October 2017, the trading of the fixe d issuance of additional 10% shares to CEA Holding, the controlling shareholder of the Company, by AFK was completed in the Euronext. CEA Holding appointed Tang Bing, Director and vice president of the Company as the director of AFK. According to the relevant requirements of the Shanghai Stock Exchange, the daily businesses such as joint operation and service security between the Company and AFK and its controlled subsidiaries constituted a continuing connected transaction of the Company under the Shanghai Listing Rules. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 9 October 2017 and 22 December 2017. 7. On 22 December 2017, the Company entered into the 2018–2019 aircraft and aircraft engines operating lease framework agreement with CES Leasing, pursuant to which, CES Leasing Group (as lessor(s)) agreed to provide operating lease to the Group (as lessee(s)) in relation to the aircraft which comprises of (i) B737 series and B787 series new Boeing aircraft; (ii) A320 series, A330 series and A350 series new Airbus aircraft; and (iii) part of the old aircraft; and part of the aircraft engines. Upon successful bidding of the tender of the aircraft and/or aircraft engines during the period between 1 January 2018 and 31 December 2019 by CES Leasing Group, the term of each of the lease agreement shall be not more than 144 months for each leasing of the aircraft and aircraft engines by CES Leasing Group to the Group. In 2018 and 2019, the total annual rental payable by the Group to CES Leasing Group for all of the aircraft and aircraft engines under the lease agreement(s) shall be not more than RMB8 billion and RMB8 billion, respectively. The 2018 annual Rental payable for the aircraft engines and the aircraft shall be not more than RMB75 million and RMB0.625 billion, respectively. The 2019 annual rental payable for the aircraft engines and the aircraft shall be not more than RMB60 million and RMB1.34 billion, respectively. The rental is payable by the Group on a monthly basis. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 22 December 2017.

74 China Eastern Airlines Corporation Limited 2017 Annual Report
Report of the Directors
8. On 1 March 2018, the Company entered into contractual operation agreement and operation cost agreement with China Cargo Airlines, pursuant to which, China Cargo Airlines (as contractor) will operate the bellyhold space business and reimburse the contractual fee to the Company, and the
Company will reimburse the operation cost of the bellyhold space business to China Cargo Airlines. Under the contractual operation agreement, the contractual operation terms shall commence from 1 April 2018 to 31 December 2032. The contractual fee for each year shall be the sum of the bench mark price (without tax) and the adjustment amount. In the fourth quarter of each financial year, the Company shall engage an asset evaluation agency which has the qualification of asset evaluation to evaluate the bench mark price (without tax) for the annual revenue of the bellyhold space business for the next financial year and fi le such evaluation results with the relevant supervision authority of the state-owned assets.
The fi led evaluation results will serve as the bench mark price for the contractual fee payable by China Cargo Airlines for the next financial year.
Under the operation cost agreement, the contractual operation terms shall commence from the effective date to 31 December 2032. The operation cost payable by the Company for each financial year shall be calculated based on the following formula Operation Cost = Settlement Price × Cost
Rate. The operation cost is payable on a monthly basis. The proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019 for the operation cost payable by the Company to China Cargo Airlines is RMB265 million and RMB353 million, respectively.
China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding and thus China Cargo Airlines is a connected person of the Company (as defined under the Hong Kong Listing Rules). The transactions contemplated under the bellyhold space agreements constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. For details, please refer to the announcement and circular of the Company published on the website of Hong Kong Stock Exchange on 1 March and 12 March
2018, respectively.
The independent non-executive Directors have reviewed the continuing connected transactions in 2017, and confirmed that:
(a) the transactions were entered into in the ordinary course of business by the Group;
(b) the transactions were conducted (i) on normal commercial terms or (ii) (if the comparable transaction was inadequate for judgement of whether the transaction was conducted on normal commercial terms) on terms no less favourable to the Company than those available from independent third parties (as the case maybe); and
(c) the transactions were conducted in accordance to the terms of agreement of the relevant transaction, and the terms of transactions were fair and reasonable and in the interests of the Shareholders as a whole.
For the purpose of Rule 14A.56 of the Hong Kong Listing Rules, Ernst & Young, the auditors of the Company have carried out procedures on the above connected transactions disclosed herein for the year ended 31 December 2017 in accordance with the
Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial
Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong
Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. Ernst & Young have issued their unqualified letter containing their findings and conclusions in respect of the continuing connected transactions disclosed above by the Group in accordance with Rule 14A.56 of the Hong Kong Listing Rules. A copy of the auditors’ letter has been provided by the Company to the
Hong Kong Stock Exchange.
In respect of each related party transaction disclosed in note 47 to the financial statements prepared in accordance with IFRSs, the
Company confirms that it has complied with the relevant requirements under the Hong Kong Listing Rules (if applicable). Save as disclosed above, the related party transactions set out in note 47 to the financial statements prepared in accordance with IFRSs do not constitute connected transactions under the Hong Kong Listing Rules.

Report of the Directors
Connected Transactions
1. On 10 August 2017, the Company entered into a novation agreement with CES Leasing Group or its wholly-owned subsidiaries, pursuant to which, the CES Leasing Group has agreed (i) the Company to transfer to it the purchase rights of five Boeing 737–
800 aircraft acquired from the Boeing Company; and (ii) bear all of the rights (including the purchase right) and obligations in respect of the five Boeing aircraft at nil consideration. As CES Leasing is a non-wholly-owned subsidiary of CEA Holding, which in turn is the controlling Shareholder, each of CES Leasing and the wholly-owned subsidiaries of CES Leasing is thus a connected person of the Company (as defined under the Hong Kong Listing Rules) and the aforementioned transactions constituted connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 10 August 2017.
2. On 29 September 2017, the Company entered into a land use rights transfer agreement and a buildings compensation agreement with Eastern Investment, a wholly-owned subsidiary of CEA Holding, pursuant to which, (i) the Company agreed to transfer to Eastern
Investment the land use rights in respect of the target land together with the buildings thereon located at the eastern district of
Terminal 1 of the Shanghai Hongqiao International Airport; and (ii) Eastern Investment agreed to compensate the Company for the transfer of the buildings at total consideration of RMB808.01 million. As Eastern Investment is a wholly-owned subsidiary of CEA
Holding, the controlling Shareholder, the land use rights transfer together with the buildings compensation with Eastern Investment constituted a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 29 September 2017.
3. On 22 December 2017, the Company and CEA Holding entered into the supplemental agreement II to the reorganization and division agreement to amend the non-competition undertaking of CEA Holding as set out in article 3 of the supplemental agreement I to the reorganization and division agreement entered into by both parties in 1996. As CEA Holding holds more than 30% of the issued share capital of the Company and thus is a connected person of the Company as defined under the Hong
Kong Listing Rules, the entering into of the supplemental agreement II constituted a connected transaction of the Company under
Chapter 14A of the Hong Kong Listing Rules. The transaction was approved by the independent Shareholders at the 2018 second extraordinary general meeting of the Company held on 29 March 2018. For details, please refer to the announcements of the
Company published on the website of Hong Kong Stock Exchange on 22 December 2017, 8 February 2018 and 29 March 2018
and the circular published on the website of Hong Kong Stock Exchange on 17 January 2018.
Independent Non-Executive Directors’ Opinion
Independent non-executive Directors have performed reviewing work and issued an independent opinion on the external guarantees the
Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed the relevant laws and regulations as well as its Articles while it has also imposed strict control on the external guarantees provided. As at 31 December
2017, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the
Company’s controlling shareholder and other related parties, other non-corporate bodies and individuals.

76 China Eastern Airlines Corporation Limited 2017 Annual Report
Report of the Directors
Auditors
The fi nancial statements prepared in accordance with IFRSs for the year ended 31 December 2017 has been audited by Ernst & Young, who will retire at the forthcoming annual general meeting at which a resolution for reappointment as the auditor of the Company will be proposed.
On behalf of the Board
Liu Shaoyong
Chairman
Shanghai, the PRC
29 March 2018

Corporate Governance
Corporate Governance Practices
The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all Shareholders.
The Board believes that sound corporate governance is essential to the development of the Company’s operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of high effi ciency.
The Company’s corporate governance practices include but are not limited to the following documents:
The Articles, Rules of Meeting of General Meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of independent directors, management regulations of connected transactions and articles of association of the audit and risk management committee, articles of association of the planning and development committee, working rules of the nominations and remuneration committee, detailed working rules of the aviation safety and environment committee, working regulations of presidents, regulations for the management of investor relationship, Information Disclosure Management System, detailed implementation rules for the management of connected transactions and regulations for the management of external guarantee.
As at 31 December 2017 and as at the date of publication of this annual report, the Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and took the view that the
Company’s corporate governance practices as at 31 December 2017 met the requirements under the code provisions in the Code. In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code.
The following sets out the major aspects which are more stringent than the Code.
Major aspects which are more stringent than provisions set out in the Code:
— 13 meetings of the Board were held for the year ended 31 December 2017. The Company is governed by the Board. The Board is responsible for the leading and control of the Company. The Directors are jointly responsible for the affairs of the Company by directing and supervising the affairs of the Company.
Directors
As at 31 December 2017, the Board consisted of eleven Directors, including seven directors, namely Mr. Liu Shaoyong (Chairman),
Mr. Ma Xulun (Vice Chairman), Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, and four independent non-executive Directors, namely Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping.
Independent non-executive Directors shall possess specialised knowledge and experience. They shall be able to play their roles of supervising and balancing to the fullest extent to protect the interests of Shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on assessment of independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. Pursuant to Rule 3.13 of the Hong Kong Listing Rules, the
Company has received the annual confi rmation letters from each of the independent non-executive Directors on their independence.
All Directors (including independent non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the Articles have set out the terms and conditions of their appointment. Other than working relationships, Directors, Supervisors and members of senior management of the Company do not have any fi nancial, business or family connection with one another.

78 China Eastern Airlines Corporation Limited 2017 Annual Report
Corporate Governance
Powers of the Board
On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises certain power retained by the Board, including the following:
— responsibility for convening general meetings and reporting to Shareholders on its work in such meeting;
— implementing resolutions passed in general meetings;
— deciding on the operating plan and investment proposals of the Company;
— formulating the annual preliminary and fi nal budget proposals;
— formulating the Company’s profi t distribution proposal and the proposal to offset losses;
— formulating the Company’s proposals to increase or reduce the registered capital and proposals to issue debt securities;
— drawing up proposals for the Company’s merger, demerger and dissolution;
— deciding on the Company’s internal management structure;
— employing or dismissing the Company’s President and Board Secretary; appointment or dismissal of the Vice President and Chief
Financial Offi cer of the Company on the nomination of the President, and the determination of their remuneration;
— formulating the basic management systems of the Company;
— formulating proposals to amend the Articles; and
— discharging any other powers and functions granted in general meeting.
The Board and the relevant specialized committees are also responsible for the completeness of fi nancial information and are responsible for maintaining an effective internal control system and for risk management of the Group, as well as preparing the fi nancial statements of the Company. Setting the business objectives and overseeing the daily operations of the Company are the responsibilities of the Chief Executive Offi cer. The Articles specify the duties and authorities of the Board and the management. The Board periodically reviews the duties and functions of the Chief Executive Offi cer and the powers delegated to him to ensure that such arrangements are appropriate. In order to ensure the balance of powers and authorization, the roles of the Chairman and the Chief Executive Offi cer have been clearly defi ned. The Chairman of the Company is Mr. Liu Shaoyong, and the Chief Executive Offi cer is Mr. Ma Xulun, a Director
and the President of the Company. There are also other senior offi cers who are responsible for the daily management of the Company within their scope of duties.

Corporate Governance
The Board continued to make strenuous efforts to establish and improve the Company’s corporate governance policies. In addition to corporate governance policies such as Rules of Meeting of General Meetings, Rules of Meeting of the Board, Working Regulations
of Presidents and Working Regulations of Independent Directors, the Company has also established the Information Disclosure
Management System, Regulations for the Management of Investor Relationship, Regulations for the Management of Connected
Transactions and Regulations for the Management of External Guarantees for specifi c operations.
During the Reporting Period, the Company has formulated and improved the relevant rules and policies in a timely manner based on the regulatory requirements and work requirements. It systematized the count of votes of small and medium investors and public collection of voting rights from the Shareholders in order to protect the interests of small and medium investors of the Company. Meanwhile, it adopted the general requirements of Party Building to the Articles, established the statutory status of the Party in the corporate governance structure of the Company and amended its provision of external guarantees policy.
General Meetings
The procedures for Shareholders to convene an extraordinary general meeting and to send enquiries to the Board, and the procedures for proposing resolutions at general meetings are as follows:
According to the relevant requirements of the Articles and Rules of Meeting of General Meetings of the Company, Shareholders may
convene a general meeting on their own, the major rules of which are as follows:
– Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may request the Board to convene an extraordinary general meeting. Such request shall be made to the Board in writing. The Board shall, in accordance with the requirement of laws, administrative regulations and the Articles, make a response in writing on whether or not it agrees to convene an extraordinary general meeting within 10 days upon receipt of such request.
– If the Board refuses to convene the extraordinary general meeting, or fails to make a response within 10 days upon receipt of such request, Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may propose to convene an extraordinary general meeting to the Supervisory Committee. Such proposal shall be made to the Supervisory Committee in writing.
– If the Supervisory Committee agrees to convene the extraordinary general meeting, a notice convening the general meeting shall be issued within 5 days upon receipt of such request. Should there be any amendments to the original proposal in the notice, the consent of the relevant Shareholders shall be obtained.
– If the Supervisory Committee fails to give the notice of the general meeting within the specifi ed time limit, it shall be deemed to have failed to convene or preside over the general meeting, in which case, Shareholder(s) either individually or jointly holding over
10% of the Company’s shares for more than 90 consecutive days shall have the right to convene and preside over the meeting by themselves.
Pursuant to the relevant requirements of the Articles and Rules of Meeting of General Meetings of the Company, Shareholders have the right to inspect or make copies of the Articles, minutes of general meetings, resolutions of Board meetings, resolutions of meetings of the Supervisory Committee and fi nancial or accounting reports. Shareholders may request to inspect the accounting books of the

80 China Eastern Airlines Corporation Limited 2017 Annual Report
Corporate Governance
Company. In such case, such request shall be made to the Board secretariat of the Company in writing and state its purposes. If the
Company, on reasonable grounds, considers that the Shareholders are inspecting the accounting books for improper purposes and may result in damage to the Company’s legal interests, the Company may refuse the inspection and make written response to the
Shareholders stating its reasons within 15 days upon delivery of the written request by the Shareholders. If the Company refuses the inspection, the Shareholders may make proposal to the People’s Court to request the Company to provide inspection of the accounting books of the Company.
Pursuant to the relevant requirements of the Articles and Rules of Meeting of General Meetings of the Company, the procedures for the
Shareholders to propose resolutions at the general meeting are as follows:
– Shareholder(s) either individually or jointly holding over 3% of the issued shares of the Company carrying the right to vote may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the general meeting.
However, subject to the requirement of the Hong Kong Listing Rules, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders not less than 10 business days before the date of holding the general meeting, therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular.
– The aforesaid proposed resolutions shall be reviewed by the Board and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the general meeting upon receipt of the proposed resolutions as soon as possible. If the Board considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the Board, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting.
– the Board shall review the proposed resolutions in accordance with the following principles:
(1) Relevance. The Board shall review the resolutions proposed by the Shareholders. Matters in resolutions proposed by the
Shareholders which have direct impact on the Company and are not outside the terms of reference of the general meeting as stipulated in the laws, regulations and the Articles shall be submitted to the general meeting for discussion. For matters which fail to meet the above requirements, it is recommended not to submit the proposed resolutions for discussion at the general meeting.
(2) Procedural issues. The Board may make decisions on procedural issues concerning resolutions proposed by the
Shareholders. Consent of the proposing Shareholders shall be obtained if the proposed resolutions will be split up or combined for voting. In the event of any objection to the change by the proposing Shareholders, the convener of the general meeting may present the procedural issues to the general meeting for decision and discussions shall be conducted in accordance with the procedures decided by the general meeting.
Please refer to the section headed “Corporate Governance – Investor Relations” of this report for details of the contact information for
Shareholders to inspect the relevant information and propose extraordinary resolutions.

Corporate Governance
In 2017, the Company convened three general meetings in total, the main information are as follows:
On 17 January 2017, the Company convened the 2017 fi rst extraordinary general meeting at Shanghai International Airport Hotel
(address: 368 Yingbin 1 Road, Shanghai, China). For details, please refer to the announcement of the Company dated 17 January 2017 published on the website of Hong Kong Stock Exchange.
On 28 June 2017, the Company convened the 2016 annual general meeting at Shanghai International Airport Hotel (address: 368
Yingbin 1 Road, Shanghai, China). Ten resolutions were considered and passed in the meeting. For details, please refer to the announcement of the Company dated 28 June 2017 published on the website of Hong Kong Stock Exchange.
On 22 December 2017, the Company convened the second extraordinary general meting in 2017 at Shanghai International Airport Hotel
(address: 368 Yingbin 1 Road, Shanghai, China). For details, please refer to the announcement of the Company dated 22 December
2017 published on the website of Hong Kong Stock Exchange.
Attendance rate of Directors at general meetings of the Company was as follows:
Directors
Attendance/
Eligibility of
Meetings
Attendance
rate
Liu Shaoyong 3/3 100%
Ma Xulun 3/3 100%
Li Yangmin 3/3 100%
Xu Zhao 3/3 100%
Gu Jiadan 3/3 100%
Tang Bing 3/3 100%
Tian Liuwen 3/3 100%
Li Ruoshan 3/3 100%
Ma Weihua 3/3 100%
Shao Ruiqing 3/3 100%
Cai Hongping 3/3 100%
Meeting of the Board
The Chairman leads the Board to ensure that the Board performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board and considering other matters that the other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least 3 days prior to the meeting of the
Board or its specialized committees. The Chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The Chairman ensures that the Directors receive information that is accurate, timely and clear.
Through on-the-job training of Directors, continuous participation in meetings of the Board and of specialized committees of the Board and meetings with key persons in headquarters and other departments, the Directors are encouraged to update their skills, knowledge and their understanding of the Group.

82 China Eastern Airlines Corporation Limited 2017 Annual Report Corporate Governance The Company has established a specialized organization, i.e. the secretariat of the Board, to work for the Board. All the Directors have access to the service of the Company Secretary. The Company Secretary periodically updates the Board of the latest information on governance and regulatory matters. The Directors may seek independent professional advice through the Chairman for the purpose of performing their duties, with the cost borne by the Company. Specialized committees may also seek professional advice. The Company Secretary is responsible for the records of the Board meetings. These minutes of meetings together with other related documents for the Board meetings shall be made available to all members of the Board. Board meetings are meant to enable the Directors to have open and frank discussions. In order to ensure sound corporate governance, as at the date of publication of this annual report, the Board had 4 special committees in place: Audit and Risk Management Committee, Nominations and Remuneration Committee, Planning and Development Committee and Aviation Safety and Environment Committee with their terms of reference drawn up in accordance with the principles set out in the Code. The Board Secretary was responsible for drafting minutes of meetings for the committees, and the committees report to the Board. The Board held 13 meetings in 2017. Details of attendance of each Director at the Board meetings during the Reporting Period were as follows: Directors Attendance/ Eligibility of Meetings Attendance rate Liu Shaoyong 13/13 100% Ma Xulun 13/13 100% Li Yangmin 13/13 100% Xu Zhao 13/13 100% Gu Jiadan 13/13 100% Tang Bing 13/13 100% Tian Liuwen 13/13 100% Li Ruoshan 13/13 100% Ma Weihua 13/13 100% Shao Ruiqing 13/13 100% Cai Hongping 13/13 100% Note: Each Director attended the respective Board meetings in person. Directors’ Interests All the Directors shall declare to the Board upon their fi rst appointment their capacities as directors or any other positions held in other companies or institutions, the declaration of which shall be renewed once a year. When the Board discusses any motion or transaction and considers any Director has any confl ict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to guidelines applicable to the Company, request from Directors their confi rmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during the Reporting Period. Material related party transactions have been disclosed in the notes to the fi nancial statements prepared in accordance with IFRSs of this annual report.

Corporate Governance
Securities Transactions by Directors
The Company has adopted the Model Code as set out in Appendix 10 to the Hong Kong Listing Rules as the securities transactions code for the Directors. Each of the Directors and the Supervisors has been provided with a copy of the Model Code upon his appointment. Having made specifi c enquiry of all Directors, the Company is not aware of any non-compliance of all the Directors and the Supervisors with the required standard set out in the Model Code in 2017.
The Company has also adopted the related provisions set out in Appendix 14 to the Hong Kong Listing Rules, and has established its
Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the
Model Code as set out in Appendix 10 to the Listing Rules. The aforesaid code of conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and members of senior management of the Company.
In addition, pursuant to the requirements of the Shanghai Listing Rules, the shares of the Company transferred by each of the Directors,
Supervisors and members of senior management of the Company every year shall not exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within six months after they have sold their shares.
They are also not allowed to sell the shares of the Company within six months after they have bought the shares of the Company.
Additionally, within six months after their retirement, they are not allowed to transfer the shares of the Company held by them.
All the employees who may have unpublished price sensitive information related to the Group are also required to comply with the
Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations.
Directors’ Responsibilities in Respect of Financial Statements
The Directors confi rm that they are responsible for the preparation of the fi nancial statements of the Group.
The Auditor’s Report of the Company’s auditors in respect of the fi nancial statements is set out on pages 105 to 109 of this annual report.
Training of Directors
Content of development of skills and training Directors participated
The third session of seminars for chairmen and presidents of listed companies 2017 organized by the CSRC
Ma Xulun
The training course for directors organized by Shanghai division of the
Association of Shanghai Listed Companies
Li Yangmin, Tang Bing,
Xu Zhao
The follow-up training course for independent Directors organized by
Shanghai Stock Exchange
Shao Ruiqing, Ma Weihua
Induction training for directors All Directors
The Board secretariat of the Company is responsible for organization, arrangement and checking the training and continuing professional development of directors and senior management.

84 China Eastern Airlines Corporation Limited 2017 Annual Report
Corporate Governance
Training of Company Secretary
For the year ended 31 December 2017, our Company Secretary took no less than 15 hours of relevant professional training. The Board secretariat of the Company is responsible for arranging and reviewing the training and continuous professional development of the
Directors and the members of the senior management of the Company.
Audit and Risk Management Committee
As at 31 December 2017, the Audit and Risk Management Committee of the Company comprised Mr. Li Ruoshan, Mr. Xu Zhao and
Mr. Shao Ruiqing. Mr. Li Ruoshan and Mr. Shao Ruiqing are independent non-executive Directors. Mr. Li Ruoshan is the chairman of the Committee and possesses professional qualifi cations in accounting. On 6 February 2018, Mr. Xu Zhao resigned as a member of the
Audit and Risk Management Committee of the Company. On 29 March 2018, Mr. Cai Hongping was appointed to serve as a member of the Audit and Risk Management Committee.
The Audit and Risk Management Committee is a specialized committee under the Board. It is responsible for checking and monitoring the fi nancial reports and internal control of the Company, checking and evaluating the overall risk management of the Company, in particular the risk management and risk control system for material decision, signifi cant events and major business, and overseeing their implementation.
(1) Internal Audit
The Company’s internal audit department is responsible for conducting an independent audit of whether or not the internal control system is suffi cient and effective. The auditing plan is prepared using a risk based approach and is discussed and fi nalized by the Audit and Risk Management Committee annually. Other than the pre-determined scope of work for each year, the department is also required to conduct other specifi c audits.
The Group’s internal audit department primarily reports to the President; it may also report directly to the chairman of the Audit and Risk Management Committee. All the internal audit reports are delivered to the Directors, the President, Chief Financial
Offi cer, the management of the department being audited and the related departments. The outcome of each audit, in summary, will also be discussed with the Audit and Risk Management Committee. The Board and the Audit and Risk Management
Committee of the Company actively monitor the number and seriousness of the inspection results submitted by the internal audit department, and the relevant corrective measures taken by the relevant department.
(2) Risk Management
The Audit and Risk Management Committee of the Company is responsible for checking and evaluating the overall risk management of the Company and overseeing their implementation; checking and evaluating the risk management and risk control system and duties on developing aviation fuel, foreign exchange and interest rate hedging businesses and overseeing their implementation.
The internal audit department of the Company has undertaken related risk management duties and reports to the Audit and Risk
Management Committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage the operational risks of the Group.
The Group has established a comprehensive risk management system, with a comprehensive risk management and internal control main manual as a basis, and sub-risk management and internal control manuals for principal departments and branches, through conduct continuous supervision and assessment of the design and operation of internal control at the Group’s overall and operational levels. The Board being the highest leadership and decision-making organ for comprehensive risk management, established the Audit and Risk Management Committee, and has set up three levels of defence in risk management around the

85 Corporate Governance business units, risk management unit and internal audit department. The Board has incorporated the concept of internal risk control into every business unit and established the risk management framework to identify, assess and respond to substantial risks. The fi rst level of defence in the Group’s risk management is with the business units, which incorporated risk management measures and internal control procedures into the working and operation of the business units; the second level of defence in the Group’s risk management is the risk management unit, which led and coordinated among all of the business units and supervised over relevant works, to ensure risk management in the Group has been fully executed; the third level of defence in the Group’s risk management is the internal audit department, which is directly responsible to the Board and the Audit and Risk Management Committee, supervised and assessed every business unit and operational departments for risk management works. The Group has established a general and continuous supervision mechanism, in order to discover defect in the design and operation of the internal risk control system in time. The internal audit department is responsible to audit every business units and operational departments of the Group, and the internal audit is supervised and overseen by the Board and the Audit and Risk Management Committee. The internal audit department has to report regularly or upon request to the Board of Supervisors, the Board, the Audit and Risk Management Committee and the president etc. Any defect in internal risk control discovered in check and supervision should be reported in accordance with the internal audit procedures, and the relevant defects should be rectifi ed and improved in accordance with the queries raised. Performance of Audit and Risk Management Committee The Audit and Risk Management Committee held eight meetings in 2017. The Company’s senior management and external and internal auditors were invited to attend the meeting. Based on the reports of the external and internal auditors, according to the accounting principles and practices, and internal controls adopted by the Company with a view to comply with the requirements of the Hong Kong Listing Rules, the Audit and Risk Management Committee conducted reviews of audits, internal control, risk management and fi nancial statements. The Company’s fi rst quarterly results, interim results and third quarterly results for 2017 and the fi nal results for 2016 had been discussed in the Audit and Risk Management Committee’s meetings before they were submitted to the Board for approval. Please refer to the “2017 Performance Report of the Audit and Risk Management Committee” disclosed on the websites of Shanghai Stock Exchange and Hong Kong Stock Exchange by the Company on 29 March 2018 for the performance of the Audit and Risk Management Committee. Attendance rate of members of the Audit and Risk Management Committee meetings is as follows: Members Attendance/ Eligibility of Meetings Attendance rate Li Ruoshan 8/8 100% Xu Zhao 8/8 100% Shao Ruiqing 8/8 100% Note: All members of the Audit and Risk Management Committee attended the respective Audit and Risk Management Committee meetings in person. In addition, the Audit and Risk Management Committee also conducted other compliance work to comply with PRC and USA reporting requirements in 2017, including guiding and overseeing the development of internal controls, listening and reviewing the overall plan for risk management, implementing risk management work in accordance with the requirements of the relevant regulatory authorities in full

86 China Eastern Airlines Corporation Limited 2017 Annual Report
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scale, reviewing the Company’s compliance with the Sarbanes-Oxley Act and considering the work undertaken by the management, including management assessment, to ensure the Company’s compliance with internal control regulations under Section 404 of the
Sarbanes-Oxley Act.
In 2017, the Board has reviewed the internal control system in relation to risk management and considered that the Company had discharged their duties of risk management and internal control of listed companies as required by the Hong Kong Listing Rules, and the Group’s risk management and internal control systems were effective and adequate during the year 2017.
The articles of association for the Audit and Risk Management Committee are posted on the website of the Company www.ceair.com.
External Auditors
For the Reporting Period, the annual audit and audit-related fees payable to Ernst & Young are estimated to be RMB18.63 million primarily for the regular annual audit of the Group’s 2017 fi nancial statements prepared under IFRSs and PRC Accounting Standards and the other relevant documents applicable for the purpose of Annual Report in Form 20-F. For the Reporting Period, the tax related fees payable to Ernst & Young are estimated to be RMB0.12 million.
The auditors’ remuneration shall be approved by the Audit and Risk Management Committee or the Board.
The Audit and Risk Management Committee obtained a brief understanding of the scope of the non-audit services and related fees and was satisfi ed that the non-audit services (in respect of the nature of service and the total cost of non-regular audit services compared to regular audit service fee) had not affected the independence of the accounting fi rm.
Planning and Development Committee
As of 31 December 2017, the Planning and Development Committee of the Company comprised three members: Mr. Li Yangmin,
Mr. Tang Bing and Mr. Shao Ruiqing, all of whom are Directors. Mr. Li Yangmin, a Director, was the chairman of the Committee.
The Planning and Development Committee is a specialized committee under the Board. It is responsible for studying, considering and making plans or recommendations in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. Its main duties are:
— to consider the annual operational goals of the Company and make recommendations to the Board;
— to consider the annual investment proposal of the Company and make recommendations to the Board;
— to consider the material investments (other than the annual investment proposal) of the Company and make recommendations to the Board;
— to consider the development plan of the Company and make recommendations to the Board;
— to study and consider the fl eet development plan and aircraft purchase plan of the Company and submit independent report to the Board;
— to study other major events which may have infl uence on the development of the Company and make recommendations in connection with the same;

87 Corporate Governance — to oversee the implementation of the above matters and conduct inspection of the same; and — to consider other matters as authorized by the Board and oversee their implementation. Attendance of members of the Planning and Development Committee meetings is as follows: Members Attendance/ Eligibility of Meetings Attendance rate Li Yangmin 8/8 100% Tang Bing 8/8 100% Shao Ruiqing 8/8 100% Note: All members of the Planning and Development Committee attended the relevant meetings of the Planning and Development Committee in person. Performance of The Planning and Development Committee The Planning and Development Committee is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. The work done by the Planning and Development Committee in 2017 is as follows: (1) Convened the committee meeting in compliance with regulations The Committee considered, discussed and passed 16 resolutions, and reviewed six written reports, including material issues such as the 2017 Investment Plan, the transfer of land and buildings at the eastern district of Shanghai Hongqiao International Airport which involve investment of equity and material investment of fi xed assets so as to provide support for the Board’s decisions. (2) Strictly reviewed investment plans and rationally controlled investment scale In 2017, the Committee strictly reviewed investment plans of fi xed assets, rationally controlled the investment scale of infrastructure projects and paid attention to the implementation progress of material investment projects. The Committee considered and approved the annual investment plan of the Company, material investment projects in the investment plan which involve over RMB50 million (the proposal of the fi rst phase of base project at the new airport in Qingdao and the proposal of CEA base project at the new airport in Beijing) and material investment projects out of the investment plan (the proposal of the new operation control system project of the Company and the proposal of the acquisition of security housing at the new airport in Beijing, etc.), and provided feasible advice and recommendations. Meanwhile, the Committee understood the integration of investment subsidiaries of the Company. (3) Enhanced aircraft assets management of the Company to push forward the introduction of aircraft and standby engines With regard to the introduction plan of aircraft and engines and the actual progress from 2017 to 2020, the Committee considered and approved issues such as the Company to transfer some of the purchase rights of aircraft and standby engines and carried out operating leasing. Regarding the introduction of aircraft and standby engines, the Committee recommended to optimize the structure of asset management of the Company in order to minimize the risks of residual values of aircraft in the future, sign relevant agreements in strict accordance with the required procedures, coordinate and consider the changes in the operating environment and market, prepare for the procurement of aircraft ancillary and fl ight resource planning and refi ned capacity allocation. The Committee also paid attention to the relevant condition of the purchase of fl ight simulators by Shanghai Flight Training.

88 China Eastern Airlines Corporation Limited 2017 Annual Report
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(4) Promoted continuous optimization of shareholding structure and enhanced supervision and management
To expedite the transformation and development of the Company, promote the construction of internet on fl ight, safeguard the construction of the new airport in Beijing, accelerate the integration of investment subsidiaries, and further concentrate on passenger transportation business, the Committee considered and approved resolutions such as the investment and establishment of point alliance companies, Beijing New Airport Lifestyle Protection Base Construction Limited* (
), the involvement in the dissolution of a joint venture of Shanghai Airlines Tours, and adjustment of integration plan of Shanghai Airlines Travel Hotel Investment & Management Co., Ltd. The Committee also provided guidelines in respect of material equity investment and share disposal and gave professional advice. Meanwhile, the Committee paid attention to the integration of investment subsidiaries of the Company and the individual transfer of undistributed profi ts to the registered capital of the Company.
The articles of association for the Planning and Development Committee are posted on the website of the Company www.ceair.com.
Nominations and Remuneration Committee
As at 31 December 2017, the Nominations and Remuneration committee of the Board comprised three members, being Mr. Liu
Shaoyong, Mr. Ma Weihua and Mr. Cai Hongping, of which Mr. Liu Shaoyong, a Director, was the Chairman of the Committee while
Mr. Ma Weihua and Mr. Cai Hongping were both independent non-executive Directors.
Since 15 June 2016, when considering and approving nomination related matters, the Nominations and Remuneration Committee shall be chaired by Mr. Liu Shaoyong; when considering and approving remuneration related matters, the Nominations and Remuneration
Committee shall be chaired by Mr. Ma Weihua.
The main duties of the Nominations and Remuneration Committee of the Board are:
— to make recommendations to the Board regarding its size and composition based on the relevant provisions of the Company Law and in the light of specifi c circumstances such as the characteristics of the Company’s equity structure;
— to study the criteria and procedures for selecting Directors and management personnel, and to make recommendations to the Board;
— to conduct wide-ranging searches for qualifi ed candidates to become Directors and members of the management personnel;
— to examine the candidates for the positions of Director and manager and make recommendations in connection with the same;
— to examine candidates for other senior management positions whose engagement is subject to approval by the Board and make recommendations in connection with the same;
— to study and review the policies and plans for remuneration of the Directors and senior management personnel;
— to study the criteria for assessing the Directors and senior management personnel, carry out such assessments, and make recommendations in connection with the same;
— to evaluate the performance of the Directors and senior management personnel based on the Company’s actual business circumstances, and make recommendations in connection with the same;
— to be responsible for monitoring the implementation of the Company’s remuneration system; and

Corporate Governance
— other matters delegated by the Board.
According to the Working Rules of the Nominations and Remuneration Committee of the Board of Directors, the procedure for electing
Directors and management personnel is as follows:
(1) the Nominations and Remuneration Committee shall actively liaise with the relevant departments of the Company to study the requirement for Directors and management personnel, and produce a written document thereon;
(2) the Nominations and Remuneration Committee may conduct a wide-ranging search for candidates for the positions of Director and manager within the Company, within enterprises controlled by the Company or within enterprises in which the Company holds equity, and on the human resources market;
(3) the profession, academic qualifi cations, professional titles, detailed work experience and all concurrently held positions of the initial candidates shall be compiled as a written document;
(4) the Nominations and Remuneration Committee shall listen fully to the opinion of the nominee regarding his/her nomination;
(5) a meeting of the Nominations and Remuneration Committee shall be convened, and the qualifi cations of the initial candidates shall be examined on the basis of the conditions for appointment of Directors and managers;
(6) before the selection of a new Director and the engagement of a new member of the management personnel, the recommendations of and relevant information on the relevant candidate(s) shall be submitted to the Board; and
(7) the Nominations and Remuneration Committee shall carry out other follow-up tasks based on the decisions of and feedback from the Board.
According to the Board Diversity Policy of the Working Rules of the Nominations and Remuneration Committee of the Board:
(1) When performing related duties, the Nominations and Remuneration Committee shall take into account the Board Diversity Policy required by the document, so as to supervise the execution of such policy, and review and amend the policy in due course to ensure its validity.
(2) When reviewing the size and composition of the Board and searching and proposing candidates for Directors, the Nominations and Remuneration Committee shall take into account the relevant factors in accordance with the business model and actual requirements of the Company in order to achieve diversity of the Board. The Nominations and Remuneration Committee can
consider Board diversity from different aspects, including but not limited to gender, age, cultural and educational background, race, profession and experience, skills, knowledge and length of service, etc. After taking into account of the related factors mentioned above, the Nominations and Remuneration Committee will offer the fi nal appointment recommendations to the Board based on the strengths of the candidates and their contribution to the Board.

90 China Eastern Airlines Corporation Limited 2017 Annual Report
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Attendance of members of the Nominations and Remuneration Committee meetings are as follows:
Members
Attendance/
Eligibility of
Meetings
Attendance
rate
Liu Shaoyong 4/4 100%
Ma Weihua 4/4 100%
Cai Hongping 4/4 100%
Note: All members of the Nominations and Remuneration Committee attended the respective Nominations and Remuneration Committee meetings in person.
Performance of the Nominations and Remuneration Committee
In 2017, under the leadership of the Board, the Nominations and Remuneration Committee performed their duties diligently to standardize the election of Directors and members of senior management of the Company, establish and refi ne the incentive and assessment mechanism of Directors and members of senior management of the Company and realize the long-term goals of the
Company. Major tasks completed by the Nominations and Remuneration Committee were as follows:
(1) Carefully reviewed the remuneration of Directors, Supervisors and senior management of the Company in 2016 and procured the disclosure in the 2016 annual report in accordance with the relevant rules.
(2) In accordance with the provisions of the Articles and the Rules of Work of the Nominations and Remuneration Committee of the
Company, the Company shall nominate the senior management of the Company to the eighth session of Board in time to ensure normal operation of the Company and compliance of corporate governance of the Company.
The Rules of Work of the Nominations and Remuneration Committee are set out on the Company’s website at www.ceair.com.
Remuneration Policy of Directors
Directors generally do not receive remuneration from the Company except independent non-executive Directors who receive a fi xed remuneration. However, Directors who serve in other administrative positions of the Company will receive salary separately for those positions.
Certain Directors received emoluments from CEA Holding, the parent of the Company, in respect of their directorship or senior management positions in the Company and its subsidiaries.
Generally, the policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors and their performance to the objectives of the Company, in order to motivate them in their performance and retain them. Pursuant to the policy, the Directors are not allowed to approve their own remuneration.
The major composition of remuneration of the Directors include basic salary and bonus.
Basic Salary
The Directors review the basic salary of each Director on an annual basis pursuant to the remuneration policy of the Company. In 2017, pursuant to the service contracts entered into between the Company and each of the Directors, the Directors are entitled to receive a fi xed basic salary.

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Bonus

Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible.

Remuneration Policy of Independent Non-executive Directors

Remuneration (before tax) received by the independent non-executive Directors in 2017 were as follows:

Name	Remuneration before tax (RMB ten thousand)
Li Ruoshan	20
Ma Weihua	20
Shao Ruiqing	20
Cai Hongping	20

Remuneration of Senior Management

The remunerations payable to the members of the senior management of the Company in 2017 were as follows:

Name	Position	Remuneration before tax (RMB ten thousand)
Ma Xulun	Vice Chairman, President	–
Li Yangmin	Director, Vice President	–
Tang Bing	Director, Vice President	–
Tian Liuwen	Director, Vice President	–
Hu Jidong	Supervisor	154.85
Feng Jinxiong	Supervisor	58.38
Wu Yongliang	Vice President, Chief Financial Officer	154.85
Feng Liang	Vice President	154.85
Feng Dehua	Vice President	–
Jiang Jiang	Vice President	92.21
Wang Jian	Board Secretary, Company Secretary	139.73
Sun Youwen	Vice President	39.91
Total		**794.78**

Notes:

1. Mr. Jiang Jiang, a Vice President, is a pilot whose salary includes flight service benefits. His term of service started from 22 February 2017. Therefore, the remuneration disclosure period was from March to December 2017;

91

Corporate Governance

2. Mr. Sun Youwen is a pilot whose salary includes flight service benefits. His term of service as a Vice President was from 1 January to 22 February 2017. Therefore, the remuneration disclosure period was from January to February 2017;

3. The term of service of Mr. Feng Dehua as a Vice President started from 24 December 2017 and he started to receive remuneration as a Vice President from January 2018. Therefore, no disclosure is required in this annual report.

Aviation Safety and Environment Committee

As of 31 December 2017, the Aviation Safety and Environment Committee of the Company comprised Mr. Ma Xulun, Mr. Li Yangmin and Mr. Li Ruoshan and Mr. Ma Xulun served as the chairman of the Committee.

The Aviation Safety and Environment Committee is a specialized committee under the Board. It is responsible for consistent implementation of the relevant laws and regulations of national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendation on aviation safety plans and major issues of the related safety duties and overseeing their implementation, studying, considering and making recommendation on major environmental protection issues in relation to aviation carbon emission on domestic and international levels and overseeing their implementation.

Attendance of members of the Aviation Safety and Environment Committee meetings are as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Ma Xulun	2/2	100%
Li Yangmin	2/2	100%
Li Ruoshan	2/2	100%

Note: All members of the Aviation Safety and Environment Committee attended the relevant meetings of the Aviation Safety and Environment Committee in person.

Performance of Aviation Safety and Environment Committee

Under the leadership of the Board, the Aviation Safety and Environment Committee performed in accordance with the requirements under the Working Rules for the Aviation Safety and Environment Committee (the "Working Rules"), provided guidelines to the relevant operational departments of the Company to consistently implement the relevant laws and regulations of national aviation safety and environmental protection, to ensure the safe and green operation of the Company, which laid the foundation for the sustainable development of the Company. The Committee consistently implemented the relevant laws and regulations of national aviation safety and environmental protection in accordance with the requirements of the Working Rules to further enhance the aviation safety plans and guidelines of the Company. The Committee also studied and provided guidelines on major environmental protection issues in relation to aviation carbon emission on domestic and international levels. Major tasks completed by the Aviation Safety and Environment Committee in 2017 were as follows:

(1) Comprehensively enhanced the construction of aviation safety system. Insisted on target-oriented, problem-oriented and result-oriented operations. Implemented safety responsibilities and enhanced the level of safety control to ensure overall steady safe operation of the Company;

92 China Eastern Airlines Corporation Limited | 2017 Annual Report

Corporate Governance
(2) Provided guidelines to the relevant operational departments of the Company to consistently implement the basic State policies of energy saving and environmental protection. Actively cooperated with relevant government institutions and industry organisations in the PRC and overseas to perform energy saving and environmental protection.
The Detailed Working Rules for the Aviation Safety and Environment Committee are posted on the website of the Company
www.ceair.com.
Internal Control System
The Board shall be responsible for the overall internal control system of the Company/Group and review the effectiveness of the internal control system through the Audit and Risk Management Committee at least once per year. The internal control system of the
Company is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. Internal control procedures are designed to prevent assets from unauthorized use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable fi nancial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or misconduct.
The internal control system of the Group is prepared in accordance with the relevant laws, subsidiary regulations and constitutional documents.
The Group reviews the effectiveness of its internal control system annually, which includes control over fi nance, operations, compliance with laws and regulations as well as risk management. The results of the review have been reported to the Audit and Risk Management
Committee and the Board.
Main Features of the Internal Control System
(1) Organizational Structure
The group established the Company’s internal control working team of 2017, which is responsible for the organization and implementation of internal control appraisal of the year. The working team is led by the leader of the Group’s auditing work during the year. The Group’s audit department will lead, organize and designate key staff of each operation unit as team members.
(2) Work Arrangement
The organization promotes each unit to commence internal control inspection (47 participating units), focuses on the extension of on-site testing (26 key units), on which, an aggregate of 236 cycles of business operations and 5,600 odd control points in the fi nancial report part; 210 cycles of business operations and 4,700 odd control points in the non-fi nancial report part have been appraised, collects daily inspection information on safe operation, analyses and identifi es internal control defi ciencies and actively promotes the rectifi cation of internal control defi ciencies. The scope of appraisal includes: all department functions, secondary units, subsidiaries and principal controlling subsidiaries of the Company.
(3) Focus on Supervision and Assessment to Enhance the Capabilities of Internal Control Team
The working group worked on both assessment and supervision, refi ned working strategies, fi ne-tuned technical guidance and enhance the capabilities of internal control team. The Group specifi cally set up a working mechanism for the supervision group which was comprised of personnel of the auditing department, contact persons of each unit of internal risk control and offi ce personnel of the Company. The working group further fi ne-tuned the rating mechanism of internal control inspection so that each rating unit could have a clear understanding of requirements towards the working content, working methods and submission through quantifying of rating standard.

Corporate Governance

(4) Take risk-based approach as the principle and pay attention to major risk sectors

In 2017, the Group proactively explored internal control assessments which are based on material risks of the year. The working group assessed factors such as the operational environment, objectives of strategies, supervision policies and structure of organizations of the Company to carry out integrated assessment. With the consideration of material risks of the Company mentioned in the 2017 Comprehensive Risk Management Report, specific internal control assessments were carried out.

Procedures used for Reviewing Effectiveness of Risk Management and Internal Control Systems and Resolving Material Internal Control Defects

During the assessment of internal control of the Group, all entities should strictly follow the principle of "immediate rectification", immediately rectify the internal control defects identified, while formulate rectification plan for those internal control defects which cannot be rectified immediately for pushing forward the progress of rectification. For further implementation of rectification in internal control defects and enhance the optimization of internal control, upon the completion of defect identification, the Company has published the "Notice regarding implementation of rectification of internal control defects for year 2017", require the relevant entities to formulate rectification measures for those defects with incomplete rectification, clarify the responsibilities and time limits for rectification, and diligently assign the rectification works.

The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continues to monitor risks with the support of the specialized committees and senior management. Such systems aim to manage but not eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance of the absence of material misrepresentation or loss.

Procedures for Processing and Publication of Insider Information and Internal Control Measures

The Board has formulated policies on procedures for handling and issuing insider information and internal control measures. The policy sets out the duties of insider information announcement, restrictions relating to the sharing of non-public information, the handling of rumors, unintentional selective disclosure, exemption from disclosure of insider information and compliance and reporting procedures. The senior management of the Company must take all reasonable measures to prevent breach of the disclosure requirements of the Company. They must promptly draw the attention of management to any potential leakage of insider information, and the management will inform the Board of prompt action. In serious violation of this policy, the board of directors will decide or assign appropriate persons to determine the course of action to correct the problem and avoid recurrence.

Investor Relations

The Company places emphasis on the communication with investors. Based on the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations, the Company further fosters corporate integrity and self-discipline, realizes standardized operation and ensures that the interests of its investors are protected through ways such as on-site communication, phone, fax and the internet to facilitate its communication with investors.

The Company undertakes that the disclosure it makes is fair and the reports it provides are comprehensive and transparent. The routine communication of the Board with the major Shareholders is conducted through the company secretary of the Company.

The Company has drawn up and implemented the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations to clarify the basic principles and structure of investor relations management, as well as the details and duties of investor relations, to achieve the ultimate goals of maximizing corporate value and Shareholders' interests. The Company

94 China Eastern Airlines Corporation Limited | 2017 Annual Report

Corporate Governance
has also drawn up and implemented the Information Disclosure Management System and has further improved the Company’s information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosed to the public.
In 2017, the company secretary of the Company and the Investor Relations Department served a total of 229 analysts, fund managers and relevant intermediaries visits in 44 batches, and were invited to participate in forums organized by local and overseas organizations for 12 times and interacted with 247 investors on a one-to-one or one-to-few basis. The Company organized two regular road shows, fi ve conferences with the analysts regarding regular fi nancial results and communicated with a total of 478 investors and journalists.
On 26 June 2017, the Company held the 2016 annual general meeting in Shanghai. On 17 January 2017, the Company held the 2017 fi rst extraordinary general meeting in Shanghai. On 22 December 2017, the Company held the 2017 second extraordinary general meeting in Shanghai. At the general meetings, each matter was proposed as an individual resolution and voted by poll.
Investors and the public may access the Company’s website (www.ceair.com) and download related documents from the online database. The website also sets out details of each of the Group’s operations. Announcements or other documents issued by the
Company may also be downloaded from the website of the Company.
Based on the information publicly available to the Company and to the knowledge of the Directors, at least 25% of the issued share capital of the Company was held by the public in 2017.
For any enquiries for the Board, Shareholders may contact the company secretary of the Company by e-mail at ir@ceair.com or they may put forward their questions at the annual general meeting or extraordinary general meetings of the Company directly. In respect of the procedures for Shareholders to convene annual general meeting or extraordinary general meetings and propose resolutions, they may enquire with the company secretary of the Company through the aforesaid channels.
Shareholders may enquire related information and propose extraordinary resolutions with the Company’s Board Secretary or
Representative of the Company’s Securities Affairs through the following channels:
Board Secretary, Company Secretary Wang Jian
Email ir@ceair.com
Representative of the Company’s securities affairs Yang Hui
Email davidyang@ceair.com

96 China Eastern Airlines Corporation Limited 2017 Annual Report
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Business License Related Information
On 8 February 2017, the Company completed the registration of “Combination of Three Licenses into One” procedures for its original business license, organisation code certifi cate and tax registration certifi cate. After the combination, the unifi ed social credit code of business license of the Company is 913100007416029816.
Changes in Constitutional Documents
Please refer to the Section headed “Report of the Directors — Signifi cant Events” in this annual report for the details of amendments to the Articles during 2017.
On behalf of the Board
Liu Shaoyong
Chairman
Shanghai, the PRC
29 March 2018

Report of the Supervisory Committee
Dear Shareholders,
With the attitude of being responsible to all the Shareholders, the Supervisory Committee of the Company proactively launched its work, truly performed its duties of supervision and protected the legal interests of the Company and all the Shareholders in 2017 based on the
Company Law and the Articles.
Work of Supervisory Committee in 2017
On 30 March 2017, the sixth meeting of the eighth session of the Supervisory Committee was convened. In the meeting, the
Supervisory Committee considered and approved the 2016 annual work report of the Supervisors, the 2016 Financial Report, the 2016
evaluation report of internal control of the Board, the resolution regarding the appointment of the domestic and international auditors of the Company for the year 2017, the resolution regarding the appointment of the internal control auditors of the Company for the year
2017, the resolution regarding the Company’s transfer of land located at the eastern district of the Shanghai Hongqiao International
Airport to CEA Holding, the resolution regarding the specifi c report of the Company’s fundraising proceeds and its use in 2016, the
2016 fi nancial reports of the Company, the 2016 profi t distribution proposal of the Company and the full text and summary of the 2016 annual report of the Company, and reviewed the resolution regarding the continuing connected transactions of the Company in 2016.
On 27 April 2017, the seventh meeting of the eighth session of the Supervisory Committee was convened. In the meeting, the
Supervisory Committee considered and approved the 2017 fi rst quarterly fi nancial reports of the Company, the resolution regarding the issuance of bonds denominated in Singapore Dollar and bonds denominated in Japanese Yen, the resolution regarding the write-off of receivables from Shanghai Airlines, the resolution regarding the Company’s transfer of purchase rights of fi ve B737-800 aircraft to
CES Leasing and operating leases and the 2017 fi rst quarterly report of the Company, and reviewed the implementation of continuing connected transactions of the Company in the fi rst quarter in 2017.
On 28 June 2017, the eighth meeting of the eighth session of the Supervisory Committee was convened. In the meeting, the
Supervisory Committee considered and approved the resolution regarding the amendment to the proposal for the transfer of land and buildings located at the eastern district of the Shanghai Hongqiao International Airport.
On 29 August 2017, the ninth meeting of the eighth session of the Supervisory Committee was convened. In the meeting, the
Supervisory Committee considered and approved the 2017 interim fi nancial reports of the Company, the 2017 interim report of the Company, the resolution regarding the dissolution of a joint venture of Shanghai Airlines Tours, report on the the work of the lawyers engaged by the Company, the Company’s implementation of internal control for the fi rst half of 2017 and the Company’s implementation of continuing connected transactions for the fi rst half of 2017.

98 China Eastern Airlines Corporation Limited 2017 Annual Report
Report of the Supervisory Committee
On 26 October 2017, the tenth meeting of the eighth session of the Supervisory Committee was convened. In the meeting, the
Supervisory Committee considered and approved the 2017 third quarterly fi nancial reports and the 2017 third quarterly report of the
Company, and the resolution contemplated regarding the Company’s proposed transfer of purchase rights of four standby engines to
CES Leasing and operating leases.
On 22 December 2017, the eleventh meeting of the eighth session of the Supervisory Committee was convened. In the meeting, the
Supervisory Committee considered and approved the 2018 preliminary budget proposal of the Company, the resolution regarding the framework lease agreement entered into between the Company and CES Leasing in relation to the operating lease of aircraft and aircraft engines, the resolution regarding the continuing connected transaction between the Company and AFK from 2017 to 2019 and the resolution regarding the amendments to certain terms of the supplemental agreement I to the reorganization and division agreement.
Independent Opinion of the Supervisory Committee
1. Legality of the Operation of the Company
In 2017, the Supervisory Committee monitored the procedures of convening the general meetings and Board meetings of the
Company and their resolutions, execution of the resolutions passed in the general meetings by the Board, and execution of the resolutions passed in the Board meetings by the management. It is of the view that the Company has strictly complied with the
Company Law, the Securities Law, the Shanghai Listing Rules, the Hong Kong Listing Rules, the Articles and other regulations in drawing operational decisions, monitored its operations based on law, continuously optimized the internal control system and further enhanced its corporate governance standards. The Directors and the senior management of the Company were able to protect the interests of the Shareholders and the Company as a whole and carry out their duties with dedication. The Supervisory
Committee did not discover any of their actions that in any way violated laws, regulations, or the Articles or were prejudicial to the interests of the Company.
2. Financial Position of the Company
The Supervisory Committee seriously reviewed the Company’s 2016 fi nancial report and fi nancial audit report issued by the PRC and international auditors expressing unqualifi ed opinions. The Supervisory Committee resolved that the Company’s 2016 fi nancial report truly refl ects the fi nancial position and operating results of the Company for the period. The Supervisory Committee agreed to the 2016 fi nancial audit report issued by the auditors and the 2016 profi t distribution proposal.
3. Purchases or Sale of Assets of the Company
In 2017, the Supervisory Committee conducted examination on the resolutions in respect of major acquisitions, disposal of assets. The Supervisory Committee did not discover any acts of insider trading, any acts prejudicial to the interests of the
Shareholders or resulting in loss of assets or prejudice to the interests of the Company.

Report of the Supervisory Committee
4. Connected Transactions of the Company
In 2017, the Supervisory Committee conducted examination on the report in respect of the connected transactions of the
Company. The Supervisory Committee is of the view that daily connected transactions of the Company complied with the business and asset management need of the Company and connected transactions complied with legal procedures, transaction method complied with market rules, transaction amount was within annual limit authorized by General Meeting. The terms of the transactions were fair and reasonable to the Company and the Shareholders as a whole. The connected transactions were dealt with under stringent principles of “fairness, impartiality and transparency”. The Supervisory Committee did not discover any acts of insider trading or breach of good faith by the Board in making decisions, signing agreements and information disclosure.
5. Internal Control of the Company
The Supervisory Committee reviewed the Assessment Report of the Company’s Internal Control for the year 2016 in a prudent and cautious manner and has no objection with the self-assessment report of the Board. The Supervisory Committee also seriously reviewed the internal control audit report issued by the auditor. The Supervisory Committee considers that the Company has a developed internal control regulation system in place and the implementation in actual circumstances is satisfactory.
On behalf of the Supervisory Committee
Xi Sheng
Chairman of the Supervisory Committee
Shanghai, the PRC
29 March 2018

100 China Eastern Airlines Corporation Limited 2017 Annual Report Social Responsibilities The Company insisted on the fi ve development visions of “Innovation, Coordination, Green Development, Openness, Sharing” and actively engaged in economic, social and environmental responsibilities. The Group’s development was set against the context of sustainable development, further integrating social responsibilities into aviation safety, traveler’s services and staff development, and continued to deal with issues such as climate change, sustainable use of resources and targeted poverty alleviation. Major Awards Obtained in 2017 During the Reporting Period, the performance of the Group’s social responsibilities management was satisfactory and received wide recognition from society. Major awards related to social responsibilities are as follows: Name of the award The awarding institution Global Brand Value Top 500 (two consecutive years) International brand appraisal institution Brand Finance Chinese Brand with Best Value List Top 30 (six consecutive years) International brand institution World Brand Lab “Gold Ranking Airline” accreditation IATA Silver Prize of the 2017 Best Annual Repot of the 31st International ARC Awards International award institution MerComm, Inc. State-owned Enterprise with Brand Communication Top 10 The news center of the SASAC Appreciation Award of 2017 Poverty Reduction and Child Development in China China Development Research Foundation Best Enterprise of Shanghai Listed Company with Corporate Social Responsibilities The Listed Companies Association of Shanghai, China Business Network, Shanghai Federation of Economic Organizations Company for Advancement in Energy Conservation and Emission Cuts in Shanghai Transportation Industry in the “Twelfth-fi ve Year” Shanghai Municipal Transportation Commission First Prize of 2017 Modern and Innovative Contribution of Enterprises Management in Shanghai Modern and Innovative Contribution of Enterprises Management of the Shanghai Award Committee Offi ce Case of the Year at the 12th Social Responsibility Award People’s Daily Online Social Contribution Disclosure Award of GoldenBee Excellent CSR Report 2017 China WTO Tribune of Ministry of Commerce “Most Respected Enterprise of China” Award The Economic Observer Best Airline in China (three consecutive years) TTG China Best Performing Airline 2016 Travelport Chinese Brand with Overseas Social Infl uence Top 50, China Brands Get Personal, Go Global Lists on Facebook Facebook, KPMG

Social Responsibilities

Name of the award	The awarding institution
China Securities Golden Bauhinia Award — The Listed Company with the Best Brand Value Award	Beijing Association for Public Companies, The Hong Kong Chinese Enterprises Association, Hong Kong Ta Kung Wen Wei Media
"2017 Influencing Airlines Top 10" and "2017 Best Aviation Marketing Award"	Sina Weibo
5th "Feike Travel Awards" in 2017 — "Most Liked Frequent Flyer Program"	CAAC Magazine, Civil Aviation Management Magazine, Flyertea
Best Employer Award in Aviation Industry 2017	Minhang, VariFlight
"Best Service Innovation Award of the Year"	Shine Consultant

Poverty Alleviation

Targeted Poverty Alleviation Plans

With regard to the actual situation of regions where fixed-point poverty alleviation works are performed, the Group strived to achieve targeted poverty alleviation and targeted poverty elimination by bringing into play the advantages of the aviation industry. The Group also came up with innovative ways and effectively refine science to alleviate poverty. The Group organized the allocation of resources, increased capital investment, strengthened the protection of intellectual property, provision of technical services, information and policy guidance, pursued fixed-point poverty alleviation, charitable donations, one-on-one education assistance, charity work, post-disaster rescue and assistance, voluntary services and so on in commencing targeted poverty alleviation work.

Summary of Targeted Poverty Alleviation

In 2017, CEA has endeavoured to improve the infrastructure of the poverty-stricken regions, promoted the development of featured industries, raised the standard of basic education level, led the export of poverty-stricken labour, strengthen the work of health and poverty relief, post-disaster assistance and charity work, so as to better perform its social duties and actively contribute on poverty elimination in fixed-point poverty alleviation regions.

CEA Holding, a controlling Shareholder, made the overall arrangement and organised targeted poverty alleviation work. In 2017, CEA Holding invested RMB15.1926 million in poverty alleviation (including commodities), of which, RMB10.4806 million was invested in infrastructure, RMB522 thousand was invested in poverty alleviation through industry, RMB3.19 million was invested in poverty alleviation through education and RMB1 million was invested in poverty alleviation through healthcare (medical health). CEA Holding was awarded "Appreciation Award for Contributions to Anti Poverty and Excellent Child Development in China" (中國反貧困與兒童發展優秀貢獻獎) by the China Development Research Foundation. Details of the poverty alleviation work are as follows:

101

Social Responsibilities

1. **Fundamental Poverty Alleviation**

In 2017, CEA Holding further increased its investment in poverty alleviation. Investments include projects such as the construction of culture activity rooms in Mangjiancun, Shuangjiang County, tourist-oriented designed pilot villages centered around ethnic features in Bankao Village, Nuoliang Town, Cangyuan County; as well as additional investments in the construction of dormitories of a primary school in Qianbeng, Shuangjiang County, academic annex of a primary school in Manglong, Shuangjiang County, village sanitation unit in Cangyuan County, infrastructure of Nationality Primary School in Cangyuan County. The aggregate investment in the construction assistance projects in the two counties in Lingcang amounted to RMB11.59 million, which has been the largest investment in construction assistance projects as compared with the previous years. In addition, different fundings were introduced, which amounted to RMB118.692 million.

After years of efforts, the construction projects assisted by CEA Holding, such as the Minliang Village CEA Pilot Village (民良村東航示範村), Wengding New Village CEA Pilot Village (翁丁新村東航示範村), Yongleng Village CEA Sightseeing and Agricultural Pilot Base (永冷村東航觀光農業示範基地), CEA Bulang Culture Theme Village (東航忙樂布朗族風情村), CEA Lagu Culture Theme Village (東航忙品拉祜族風情村), CEA Wa Culture Theme Village (東航南京佤族風情村) and CEA Dai Culture Theme Village (東航景亢傣族風情村) in Shuangjiang County, were all completed and delivered. High quality anti-seismic houses were built and new agriculture were supported so as to provide residence and protective benefits for the underprivileged for the rest of their lives. Innovative ways of production and highly effective ways for poverty relief were introduced, which received positive feedbacks from the public.

2. **Poverty Alleviation through Education**

In 2017, CEA Holding started and implemented the second phase of "Love at CEA • Bond with Lingcang" 3+X (愛在東航 • 情系臨滄) 3+X education assistance campaign. The "Love at CEA • Outstanding Gardener/Outstanding Scholar Award" (愛在東航 • 優秀園丁獎/優秀學子獎) was set up to reward the outstanding teachers and students in the two counties of Lingcang with scholarship. The campaign of "Love at CEA • Go to School" (愛在東航 • 圓夢助學) was also commenced, where one hundred qualified poverty-stricken students are shortlisted every academic year, and currently there are more than 1,000 students who are benefitted. CEA Holding directly invested RMB3 million in all Hope Schools and aided the primary schools in Qianbeng and Manglong, Shuangjiang County, and Nationality Primary School in Cangyuan County for the construction of dormitories, canteens, multifunctional annexes and infrastructures, which improved the current situation of hardware facilities in the fundamental educational institutes in the poverty-stricken area.

3. **Poverty Alleviation through Industry**

CEA Holding actively provided assistance to the industry, and discussed with the two counties in Lingcang City to find out good strategies for poverty alleviation and wealth creation, comprehensively discover and develop potentials, and integrate resources to develop priority industries. Travel promotion was enhanced through the publication of travelling experiences and strategies on magazines such as "Connections" to fully display the ethnic culture and natural habitats of the two counties in Lingcang City. Shanghai Airlines Tours made marketing plans and customized tour products of Cangyuan. With the support from units such as the outdoor clubs and public welfare organizations, tour products with special features such as ethnic cultural exploration initiated in Shanghai and Kunming were successfully created. The rich local resources were also discovered to expand the market for products with special features. With the utilization of the cutting edges in relevant areas such as advertising media, ticket-travelling, real properties, finance and hotel, advertising and promotion were carried out for the local industry.

4. **Commence Poverty Alleviation Works by Utilizing the Cutting Edges in Aviation**

CEA Holding made plans and arrangements by fully utilizing its aviation resources, to put intensive efforts in developing aviation business in Lingcang City. It also actively constructed the air networks over the boundaries, endeavored to break through the economic hindrances in areas over the boundaries where transportation in the mountainous areas were difficult and thus were

102 China Eastern Airlines Corporation Limited | 2017 Annual Report

Social Responsibilities

isolated, and finally opened the gateway of Lingcang to the world outside. The route between Kunming and Lingcang was also introduced. The number of flights was increased from one flight a day to four to five flights per day. Two to three additional flights were available during the Asian Microfilm Festival in Lingcang City (臨滄市亞洲微電影藝術節) and the "Sigangli Black" Carnival (司崗裡摸你黑) in Cangyuan.

5. **Commence Medical Assistance through Multiple Channels and in Multiple Forms**
Medical assistance commenced along with "Cooperation Project — 'Urgent Rescue' with the participation of State-Owned Enterprises" (同舟工程 — 中央企業參與'救急難'行動). CEA Holding joined hands with the Children's Hospital of Shanghai and Delta to commence the activity "Love at CEA, Health of Children" (愛在東航・健康童行), providing free medical consultations to children with congenital heart disease. Assistance was given to Cangyuan County for the construction of five village-level sanitary rooms for providing free medical consultations for villagers, so as to improve the problems of lacking easy and sufficient access to medical aid.

Effects of Targeted Poverty Alleviation Work in 2017

Unit: RMB0'000

Indicators	Quantity and Commencement Situation
I. Overall Situation	1,519.26
Including: 1. Capital	1,329.16
2. Cash converted from materials	190.1
3. Number of registered impoverished people for poverty alleviation (person)	2,427
II. Sub-item investment	
1. Poverty Alleviation through Industry Development	
Including: Type of poverty alleviation through industry projects	Farms, farming industry
Number of poverty alleviation through industry projects (unit)	2
Amount of poverty alleviation through industry projects invested	52.2
2. Poverty Alleviation through Occupation Shift	
Number of person attended vocational skills training (person/time)	76
3. Poverty Alleviation through Education	319
Including: Amount invested to subsidize poor students	19
Number of subsidized poor students (person)	150
Amount invested to improve the educational resources of impoverished areas	300
4. Poverty Alleviation through Healthcare	100
Including: Amount invested on medical and healthcare resources in impoverished areas	100
5. Other projects	11
Including: Number of projects (unit)	11
Number of registered impoverished people for poverty alleviation (person)	2,427
Awards received:	Appreciation Award for contributions to Anti Poverty and Excellent Child Development in China

Subsequent Targeted Poverty Alleviation Plan

In 2018, the Group will continue to undertake its social responsibilities to further strengthen the organization and management of poverty alleviation works, perform subsequent poverty alleviation works, comprehensively coordinate fixed-point targeted poverty alleviation, cause all subsidiaries to join hands to carry out poverty alleviation works, and encourage employees from different units to

103

104 China Eastern Airlines Corporation Limited 2017 Annual Report
Social Responsibilities
participate voluntarily, in order to effectively implement the “Six Projects”, which are poverty alleviation through industry, redevelopment of endangered houses, educational aid, publicity and promotion, assistance to the disabled and poor, and air transportation, and continue to keep up with the good work of poverty alleviation, integrity, self-discipline, and anti-corruption.
The Group has completed its fi rst Environmental, Social and Governance Report (“ESG Report”) this year by reference to the “ESG
Reporting Guide” set out in Appendix 27 of the Hong Kong Listing Rules. The report covers the signifi cant economic, environmental and social achievements and impact that arose from the activities of the Group during 2017. The Company will publish the ESG Report in due course and in accordance with the provisions of the Hong Kong Listing Rules.

Independent Auditor’s Report
To the shareholders of China Eastern Airlines Corporation Limited
(Established in the People’s Republic of China with limited liability)
Opinion
We have audited the consolidated fi nancial statements of China Eastern Airlines Corporation Limited (the “Company”) and its
subsidiaries (the “Group”) set out on pages 110 to 219, which comprise the consolidated statement of fi nancial position as at 31
December 2017, and the consolidated statement of profi t or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash fl ows for the year then ended, and notes to the consolidated fi nancial statements, including a summary of signifi cant accounting policies.
In our opinion, the consolidated fi nancial statements give a true and fair view of the consolidated fi nancial position of the Group as at 31 December 2017, and of its consolidated fi nancial performance and its consolidated cash fl ows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”)
and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.
Basis for opinion
We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and
Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated fi nancial statements section of our report. We are independent of the Group in accordance with the Code of
Ethics for Professional Accountants (the “Code”) issued by the Hong Kong Institute of Certifi ed Public Accountants, and we have fulfi lled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is suffi cient and appropriate to provide a basis for our opinion.
Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most signifi cance in our audit of the consolidated fi nancial statements of the current period. These matters were addressed in the context of our audit of the consolidated fi nancial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.
We have fulfi lled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated fi nancial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated fi nancial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated fi nancial statements.

Independent Auditor's Report

Key audit matters (continued)

Key audit matter	How our audit addressed the key audit matter
Deferred revenue for frequent flyer programmes	
The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers' revenue attributable to the award credits of frequent flyer benefits is deferred and recognised when the award credits have been redeemed or have expired. As at 31 December 2017, deferred revenue for frequent flyer programmes totalled RMB2,030 million. The deferment of revenue is calculated based on the estimated fair values of the unredeemed award credits and expected redemption rate. The fair values of the unredeemed award credits are estimated based on the yearly average flight ticket prices and the expected redemption rate are estimated by reference to the historical trends of redemptions. Different judgements or estimates could significantly affect the estimated provision for frequent flyer programmes and the results of operations. The accounting policies and disclosures for deferred revenue for frequent flyer programmes are included in notes 3, 4 and 36 to the consolidated financial statements.	Our audit procedures included, amongst others, evaluating assumptions and methodologies used by the Group to determine the expected redemption rate and the fair value of unredeemed award credits of the frequent flyer programmes as at 31 December 2017. Furthermore, we tested the information technology ("IT") general controls and IT application controls relating to IT applications and environment around frequent flyer programmes. We have further ascertained that the award credits data used in the calculation of the deferred revenue for frequent flyer programmes as at 31 December 2017 was derived from the aforesaid IT applications of the Group.
Provision for return condition checks for aircraft and engines under operating leases	
As at 31 December 2017, provision for return condition checks for aircraft and engines under operating leases totaled RMB3,019 million. Under the terms of the operating lease arrangements, the Group is contractually committed to returning the aircraft and engines to the lessors in a certain condition agreed with the lessors at the inception of each lease. The Group estimates costs of these return condition checks and accrues such costs on a straight-line basis over the term of the leases. Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and time frame between each overhaul. These judgements or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgements or estimates could significantly affect the estimated provision for costs of return condition checks. The accounting policies and disclosures are included in notes 3, 4 and 35 to the consolidated financial statements.	Our audit procedures included, amongst others, evaluating key assumptions and methodologies used by the Group to determine the provision as at 31 December 2017. We tested the integrity and arithmetic accuracy of the provision model through recalculation, reviewing the terms of the operating leases and comparing assumptions to contract terms and the Group's historical experience on returning similar aircraft models and engines and actual costs incurred.

106 China Eastern Airlines Corporation Limited | 2017 Annual Report

Independent Auditor’s Report Key audit matter How our audit addressed the key audit matter Goodwill impairment testing Goodwill as at 31 December 2017 amounted to RMB11,270 million. The Group performed impairment testing on goodwill annually based on the future estimated cash fl ows of the relevant assets. The Group’s impairment testing of the goodwill requires signifi cant management judgement, in particular in relation to the cash fl ow forecast and the discount rate applied. The accounting policies and disclosures for goodwill are included in notes 3, 4 and 17 to the consolidated fi nancial statements. Our audit procedures included, amongst others, evaluating and testing the assumptions, methodologies, cash-generating unit determination, cash fl ow forecast and other data/parameters used by the Group in evaluating the goodwill impairment as at 31 December 2017. We compared the growth rate used to extrapolate the cash fl ows beyond the fi ve-year forecast period to external data. We also involved our internal valuation specialists to assist us in evaluating the assumptions and valuation methodologies used by the Group. Other information included in the Annual Report The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated fi nancial statements and our auditor’s report thereon. Our opinion on the consolidated fi nancial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated fi nancial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated fi nancial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the directors for the consolidated fi nancial statements The directors of the Company are responsible for the preparation of the consolidated fi nancial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated fi nancial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated fi nancial statements, the directors of the Company are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so. The directors of the Company are assisted by the Audit and Risk Management Committee in discharging their responsibilities for overseeing the Group’s fi nancial reporting process. Auditor’s responsibilities for the audit of the consolidated fi nancial statements Our objectives are to obtain reasonable assurance about whether the consolidated fi nancial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Key audit matters (continued)

108 China Eastern Airlines Corporation Limited 2017 Annual Report
Independent Auditor’s Report
Auditor’s responsibilities for the audit of the consolidated fi nancial statements (continued)
Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to infl uence the economic decisions of users taken on the basis of these consolidated fi nancial statements.
As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:
• Identify and assess the risks of material misstatement of the consolidated fi nancial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is suffi cient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
• Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast signifi cant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated fi nancial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
• Evaluate the overall presentation, structure and content of the consolidated fi nancial statements, including the disclosures, and whether the consolidated fi nancial statements represent the underlying transactions and events in a manner that achieves fair presentation.
• Obtain suffi cient appropriate audit evidence regarding the fi nancial information of the entities or business activities within the
Group to express an opinion on the consolidated fi nancial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Independent Auditor’s Report
Auditor’s responsibilities for the audit of the consolidated fi nancial statements (continued)
We communicate with the Audit and Risk Management Committee regarding, among other matters, the planned scope and timing of the audit and signifi cant audit fi ndings, including any signifi cant defi ciencies in internal control that we identify during our audit.
We also provide the Audit and Risk Management Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
From the matters communicated with the Audit and Risk Management Committee, we determine those matters that were of most signifi cance in the audit of the consolidated fi nancial statements of the current period and are therefore the key audit matters.
We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefi ts of such communication.
The engagement partner on the audit resulting in this independent auditor’s report is LEUNG, Wai Lap, Philip.
Ernst & Young
Certifi ed Public Accountants
Hong Kong
29 March 2018

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2017

	Notes	2017 RMB million	2016 RMB million
Revenues	5	102,475	98,904
Other operating income and gains	6	7,481	5,469
		109,956	104,373
Operating expenses			
Aircraft fuel		(25,131)	(19,626)
Take-off and landing charges		(13,254)	(12,279)
Depreciation and amortisation		(13,969)	(12,154)
Wages, salaries and benefits	9	(20,320)	(18,145)
Aircraft maintenance		(5,346)	(4,960)
Impairment charges	10	(491)	(29)
Food and beverages		(3,090)	(2,862)
Aircraft operating lease rentals		(4,318)	(4,779)
Other operating lease rentals		(836)	(868)
Selling and marketing expenses		(3,294)	(3,133)
Civil aviation development fund		(2,080)	(1,945)
Ground services and other expenses		(3,248)	(5,058)
(Loss)/gain on fair value changes of derivative financial instruments	8	(311)	2
Indirect operating expenses		(4,837)	(6,051)
Total operating expenses		(100,525)	(91,887)
Operating profit	11	9,431	12,486
Share of results of associates	22	202	148
Share of results of joint ventures	23	49	39
Finance income	12	2,112	96
Finance costs	13	(3,184)	(6,272)
Profit before income tax		8,610	6,497
Income tax expense	14	(1,800)	(1,542)
Profit for the year		6,810	4,955
Other comprehensive income for the year			
Other comprehensive income to be reclassified to profit or loss in subsequent periods			
Cash flow hedges, net of tax	39	35	107
Fair value changes of available-for-sale investments, net of tax		115	40
Fair value changes of available-for-sale investments held by an associate, net of tax	22	10	(1)
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		160	146
Other comprehensive income not to be reclassified to profit or loss in subsequent periods			
Actuarial gains/(losses) on the post-retirement benefit obligations, net of tax	37	124	(410)
Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		124	(410)
Other comprehensive income, net of tax		284	(264)
Total comprehensive income for the year		7,094	4,691

110 China Eastern Airlines Corporation Limited | 2017 Annual Report

(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2017
Consolidated Statement of Profi t or Loss and Other Comprehensive Income
2017 2016
Note RMB million RMB million
Profi t attributable to:
Equity holders of the Company 6,342 4,498
Non-controlling interests 468 457
Profi t for the year 6,810 4,955
Total comprehensive income attributable to:
Equity holders of the Company 6,619 4,237
Non-controlling interests 475 454
Total comprehensive income for the year 7,094 4,691
Earnings per share attributable to ordinary equity holders
of the Company during the year
— Basic and diluted (RMB) 15 0.44 0.33

Consolidated Statement of Financial Position

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2017

	Notes	31 December 2017 RMB million	31 December 2016 RMB million
Non-current assets			
Intangible assets	17	11,596	11,624
Property, plant and equipment	18	166,856	153,180
Investment properties	19	302	321
Lease prepayments	20	1,717	2,064
Advanced payments on acquisition of aircraft	21	24,752	23,357
Investments in associates	22	1,654	1,536
Investments in joint ventures	23	557	524
Available-for-sale investments	24	800	645
Other non-current assets	25	2,927	2,969
Deferred tax assets	38	122	79
Derivative financial instruments	39	151	137
		211,434	196,436
Current assets			
Flight equipment spare parts	26	2,185	2,248
Trade and notes receivables	27	2,124	2,660
Prepayments and other receivables	28	9,314	9,231
Derivative financial instruments	39	–	11
Restricted bank deposits and short-term bank deposits	29	51	43
Cash and cash equivalents	30	4,605	1,695
Assets of a disposal group classified as held for sale	16	14	–
		18,293	15,888
Current liabilities			
Sales in advance of carriage		7,043	7,677
Trade and bills payables	31	3,184	3,376
Other payables and accruals	32	19,864	20,250
Current portion of obligations under finance leases	33	9,241	6,447
Current portion of borrowings	34	39,090	28,842
Income tax payable		593	304
Current portion of provision for return condition checks for aircraft under operating leases	35	981	1,175
Derivative financial instruments	39	324	11
Liabilities directly associated with the assets classified as held for sale	16	8	–
		80,328	68,082
Net current liabilities		(62,035)	(52,194)
Total assets less current liabilities		149,399	144,242

112 China Eastern Airlines Corporation Limited | 2017 Annual Report

Consolidated Statement of Financial Position

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2017

	Notes	31 December 2017 RMB million	31 December 2016 RMB million
Non-current liabilities			
Obligations under finance leases	33	57,627	54,594
Borrowings	34	24,711	27,890
Provision for return condition checks for aircraft under operating leases	35	2,038	2,495
Other long-term liabilities	36	3,724	3,874
Post-retirement benefit obligations	37	2,502	2,890
Deferred tax liabilities	38	18	86
Derivative financial instruments	39	1	47
		90,621	91,876
Net assets		58,778	52,366
Equity			
Equity attributable to the equity holders of the Company			
— Share capital	41	14,467	14,467
— Reserves	42	40,893	34,983
		55,360	49,450
Non-controlling interests		3,418	2,916
Total equity		58,778	52,366

The financial statements were approved by the Board of Directors on 29 March 2018 and were signed on its behalf.

Liu Shaoyong
Director



Ma Xulun
Director



113

Consolidated Statement of Changes in Equity

(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2017

	Attributable to equity holders of the Company					
	Share capital RMB million	Other reserves RMB million	Retained profits RMB million	Subtotal RMB million	Non-controlling interests RMB million	Total equity RMB million
Balance at 1 January 2016	13,140	19,103*	5,168*	37,411	2,520	39,931
Profit for the year	–	–	4,498	4,498	457	4,955
Other comprehensive income	–	(261)	–	(261)	(3)	(264)
Total comprehensive income for the year	–	(261)	4,498	4,237	454	4,691
Issue of shares	1,327	7,213	–	8,540	–	8,540
Interim 2016 dividend	–	–	(738)	(738)	–	(738)
Dividends paid to non-controlling interests	–	–	–	–	(58)	(58)
Transfer from retained profits	–	144	(144)	–	–	–
Balance at 31 December 2016	14,467	26,199*	8,784*	49,450	2,916	52,366
Profit for the year	–	–	6,342	6,342	468	6,810
Other comprehensive income	–	277	–	277	7	284
Total comprehensive income for the year	–	277	6,342	6,619	475	7,094
Final 2016 dividend	–	–	(709)	(709)	–	(709)
Disposal of a subsidiary (note 43)	–	–	–	–	87	87
Dividends paid to non-controlling interests	–	–	–	–	(60)	(60)
Transfer from retained profits	–	212	(212)	–	–	–
Balance at 31 December 2017	14,467	26,688*	14,205*	55,360	3,418	58,778

* These reserve accounts comprise the consolidated reserves of RMB40,893 million (2016: RMB34,983 million) in the consolidated statement of financial position.

114 China Eastern Airlines Corporation Limited | 2017 Annual Report

Consolidated Statement of Cash Flows (Prepared in accordance with International Financial Reporting Standards) For the year ended 31 December 2017 2017 2016 Notes RMB million RMB million Cash fl ows from operating activities Cash generated from operations 45(a) 21,108 26,154 Income tax paid (1,536) (1,261) Net cash fl ows from operating activities 19,572 24,893 Cash fl ows from investing activities Additions to property, plant and equipment (7,796) (21,533) Additions to lease prepayments (8) (86) Additions to intangible assets 17 (126) (232) Advanced payments on acquisition of aircraft (16,759) (16,864) Advance from disposal of lease prepayments 269 — Proceeds from disposal of assets classifi ed as held for sale — 518 Proceeds from disposal of available for sale investments 5 — Proceeds from disposal of property, plant and equipment 1,043 690 Proceeds from disposal of lease prepayments 3 56 Proceeds from disposal of intangible assets 1 — Decrease/(increase) in restricted and short-term bank deposits 3 (1) Increase in shareholdings in associates (64) — Proceeds from disposal of an associate 12 12 Interest received 111 96 Dividends received 97 164 Proceeds from disposal of interest in a subsidiary 1,897 — Net cash fl ows used in investing activities (21,312) (37,180) Cash fl ows from fi nancing activities Proceeds from issue of shares — 8,540 Proceeds from draw-down of short-term bank loans 33,629 39,159 Proceeds from issuance of short-term debentures 29,000 47,500 Proceeds from issuance of long-term bonds 2,450 12,526 Proceeds from draw-down of long-term bank loans — 7,518 Proceeds from draw-down of other fi nancing activities 12,320 19,027 Repayments of short-term debentures (36,000) (46,000) Repayments of short-term bank loans (18,383) (36,728) Repayments of long-term bank loans (3,246) (28,803) Repayments of long-term bonds — (5,497) Principal repayments of fi nance lease obligations (10,587) (8,606) Interest paid (3,706) (3,206) Dividends paid (709) (738) Dividends paid to non-controlling interests of subsidiaries (60) (58) Net cash fl ows from fi nancing activities 4,708 4,634 Net increase/(decrease) in cash and cash equivalents 2,968 (7,653) Cash and cash equivalents at beginning of year 1,695 9,080 Effect of foreign exchange rate changes (47) 268 Cash and cash equivalents at 31 December 30 4,616 1,695

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

1 Corporate and Group Information

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares, was established in the People's Republic of China (the "PRC") on 14 April 1995. The address of the Company's registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited ("CEA Holding"), formerly named as China Eastern Air Holding Company, a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

These financial statements were approved and authorised for issue by the Company's Board of Directors (the "Board") on 29 March 2018.

Information about subsidiaries

Particulars of the Company's principal subsidiaries at the end of the reporting period are as follows:

Name	Place and date of incorporation/ registration and place of business	Issued ordinary/ registered share capital million	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu")	PRC/Mainland China 7 April 1993	RMB2,000	62.56%	–	Provision of airline services
China Eastern Airlines Wuhan Co., Ltd. ("CEA Wuhan")	PRC/Mainland China 16 August 2002	RMB1,750	60%	–	Provision of airline services
Shanghai Eastern Flight Training Co., Ltd. ("Shanghai Flight Training")	PRC/Mainland China 18 December 1995	RMB694	100%	–	Provision of flight training services
Shanghai Airlines Co., Ltd. ("Shanghai Airlines")	PRC/Mainland China 16 March 2010	RMB500	100%	–	Provision of airline services
China Eastern Airlines Technology Co., Ltd. ("Eastern Technology")	PRC/Mainland China 19 November 2014	RMB4,300	100%	–	Provision of airline maintenance services
China Eastern Business Jet Co., Ltd.	PRC/Mainland China 27 September 2008	RMB50	100%	–	Provision of airlines consultation services

116 China Eastern Airlines Corporation Limited | 2017 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

1 Corporate and Group Information (continued)

Information about subsidiaries (continued)

Name	Place and date of incorporation/ registration and place of business	Issued ordinary/ registered share capital million	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
China Eastern Airlines Yunnan Co., Ltd. ("CEA Yunnan")	PRC/Mainland China 2 August 2011	RMB3,662	90.36%	—	Provision of airline services
Eastern Air Overseas (Hong Kong) Co., Ltd. ("Eastern Air Overseas")	Hong Kong 10 June 2011	HKD280	100%	—	Provision of import and export, investment, leasing and consultation services
China United Airlines Co., Ltd. ("China United Airlines")	PRC/Mainland China 21 September 1984	RMB1,320	100%	—	Provision of airline services
Eastern Airlines Hotel Co., Ltd.	PRC/Mainland China 18 March 1998	RMB70	100%	—	Provision of hotel services primarily to crew
Shanghai Airlines Tours International (Group) Co., Ltd. ("Shanghai Airlines Tours")	PRC/Mainland China 29 August 1992	RMB50	100%	—	Tour operations, travel and air ticketing agency and transportation
China Eastern Airlines Application Development Center Co., Ltd. ("Application Development Center")	PRC/Mainland China 21 November 2011	RMB498	100%	—	Provision of research and development of technology and products in the field of aviation
China Eastern Airlines E-Commerce Co., Ltd. ("Eastern E-Commerce")	PRC/Mainland China 1 December 2014	RMB50	100%	—	E-commerce platform and ticket agent

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

All of the subsidiaries of the Company listed above are limited liability companies.

117

118 China Eastern Airlines Corporation Limited 2017 Annual Report
(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
2.1 Basis of Preparation
These fi nancial statements have been prepared in accordance with all applicable International Financial Reporting Standards
(“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong
Companies Ordinance. They have been prepared under the historical cost convention, except for certain available-for-sale investments and derivative fi nancial instruments which have been measured at fair value. Disposal groups held for sale are stated
at the lower of their carrying amounts and fair values less costs to sell as further explained in note 3. These fi nancial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.
Basis of consolidation
The consolidated fi nancial statements include the fi nancial statements of the Company and its subsidiaries for the year ended
31 December 2017. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company.
Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).
When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
(a) the contractual arrangement with the other vote holders of the investee;
(b) rights arising from other contractual arrangements; and
(c) the Group’s voting rights and potential voting rights.
The fi nancial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.
Profi t or loss and each component of other comprehensive income are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a defi cit balance. All intra-group assets and liabilities, equity, income, expenses and cash fl ows relating to transactions between members of the Group are eliminated in full on consolidation.
The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary,
(ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and
recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or defi cit in profi t or loss. The Group’s share of components previously recognised in other comprehensive income is reclassifi ed to profi t or loss or retained profi ts, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
2.1 Basis of Preparation (continued)
Going concern
As at 31 December 2017, the Group’s current liabilities exceeded its current assets by approximately RMB62.04 billion. In preparing the fi nancial statements, the Board has conducted a detailed review over the Group’s going concern ability based on the current fi nancial situation. The Board has considered the Group’s available sources of funds as follows:
• The Group’s expected net cash infl ows from operating activities in 2018;
• Unutilised banking facilities of approximately RMB59.47 billion as at 31 December 2017; and
• Other available sources of fi nancing from banks and other fi nancial institutions given the Group’s credit history.
The Board considers that the Group will be able to obtain suffi cient fi nancing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these fi nancial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.
2.2 Changes in Accounting Policies and Disclosures
The Group has adopted the following new and revised IFRSs for the fi rst time for the current year’s fi nancial statements.
Amendments to IAS 7 Disclosure Initiative
Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses
Amendments to IFRS 12 included in Disclosure of Interests in Other Entities: Clarifi cation of the
Annual Improvements to IFRSs 2014–2016 Cycle Scope of IFRS 12
The nature and the impact of the amendments are described below:
(a) Amendments to IAS 7 require an entities to provide disclosure that enable users of fi nancial statements to evaluate changes in liabilities arising from fi nancing activities, including both changes arising from cash fl ows and non-cash changes.
Disclosure of the changes in liabilities arising from fi nancing activities is provided in note 45(c) to the fi nancial statements.
(b) Amendments to IAS 12 clarify that an entity, when assessing whether taxable profi ts will be available against which it can utilise a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profi ts against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profi ts and explain the circumstances in which taxable profi t may include the recovery of some assets for more than their carrying amount. The amendments have had no impact on the fi nancial position or performance of the Group as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

120 China Eastern Airlines Corporation Limited 2017 Annual Report
(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
2.2 Changes in Accounting Policies and Disclosures (continued)
(c) Amendments to IFRS 12 clarify that the disclosure requirements in IFRS 12, other than those disclosure requirements in paragraphs B10 to B16 of IFRS 12, apply to an entity’s interest in a subsidiary, a joint venture or an associate, or a portion of its interest in a joint venture or an associate that is classifi ed as held for sale or included in a disposal group classifi ed as held for sale. The amendments have had no impact on the Group’s fi nancial statements as the Group’s subsidiary classifi ed as a disposal group held for sale (see note 16) as at 31 December 2017 is a wholly-owned subsidiary and so no additional information is required to be disclosed.
2.3 Issued but not yet Effective International Financial Reporting Standards
The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these fi nancial statements.
Amendments to IFRS 2 Classifi cation and Measurement of Share-based Payment Transactions1
Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts1
IFRS 9 Financial Instruments1
Amendments to IFRS 9 Prepayment Features with Negative Compensation2
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture4
IFRS 15 Revenue from Contracts with Customers1
Amendments to IFRS 15 Clarifi cations to IFRS 15 Revenue from Contracts with Customers1
IFRS 16 Leases2
IFRS 17 Insurance Contracts3
Amendments to IAS 40 Transfers of Investment Property1
Amendments to IAS 19 Employee Benefi ts2
IFRIC 22 Foreign Currency Transactions and Advance Consideration1
IFRIC 23 Uncertainty over Income Tax Treatments2
Annual Improvements 2014–2016 Cycle Amendments to IFRS 1 and IAS 281
Annual Improvements 2015–2017 Cycle Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 232
1 Effective for annual periods beginning on or after 1 January 2018
2 Effective for annual periods beginning on or after 1 January 2019
3 Effective for annual periods beginning on or after 1 January 2021
4 No mandatory effective date yet determined but available for adoption

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

2.3 Issued but not yet Effective International Financial Reporting Standards (continued)

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

The IASB issued amendments to IFRS 2 in June 2016 that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet an employee's tax obligation associated with the share-based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee's tax obligation is classified in its entirety as an equity-settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if they elect to adopt for all three amendments and other criteria are met. The Group will adopt the amendments from 1 January 2018. The amendments are not expected to have any significant impact on the Group's financial statements.

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group will adopt IFRS 9 from 1 January 2018. The Group will not restate comparative information and will recognise any transition adjustments against the opening balance of equity at 1 January 2018. During 2017, the Group has performed a detailed assessment of the impact of the adoption of IFRS 9. The expected impacts relate to the classification and measurement and the impairment requirements and are summarised as follows:

(a) Classification and measurement

The Group does not expect that the adoption of IFRS 9 will have a significant impact on the classification and measurement of its financial assets. It expects to continue measuring at fair value all financial assets currently held at fair value. The equity shares in non-listed companies and part of the quoted equity shares currently held as available-for-sale with gains and losses recorded in other comprehensive income will, instead, be measured at fair value through profit or loss, which will increase volatility in recorded profit or loss. Other equity interest in a related party currently held as available-for-sale will be measured at fair value through other comprehensive income as the investments are intended to be held for the foreseeable.

Loans as well as trade receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group analysed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortised cost measurement under IFRS 9. Therefore, reclassification for these instruments is not required.

121

122 China Eastern Airlines Corporation Limited 2017 Annual Report
(Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 2.3 Issued but not yet Effective International Financial Reporting Standards (continued) (b) Impairment IFRS 9 requires an impairment on debt instruments recorded at amortised cost or at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantee contracts that are not accounted for at fair value through profit or loss under IFRS 9, to be recorded based on an expected credit loss model either on a twelve-month basis or a lifetime basis. The Group will apply the simplified approach and record lifetime expected losses that are estimated based on the present values of all cash shortfalls over the remaining life of all of its trade receivables. Furthermore, the Group will apply the general approach and record twelve-month expected credit losses that are estimated based on the possible default events on its other receivables within the next twelve months. (c) Hedge accounting The Group determined that all existing hedge relationships that are currently designated in effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, applying the hedging requirements of IFRS 9 will not have a significant impact on the Group’s financial statements. Amendments to IFRS 10 and IAS 28 address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognised in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognised only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective. IFRS 15 was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. The Group will adopt the standard effective January 1, 2018 using the modified retrospective approach. During 2017, the Group has assessed the impact of the adoption of IFRS 15 and is currently in the process of completing the analysis. The expected impacts arising from the adoption of IFRS 15 on the Group are summarised as follows: (a) Frequent flyer programs Prior to the adoption of IFRS 15, the Group uses residual method to allocate a portion of ticket sales to the mileage points issued in connection with the flights and to allocate a portion of sales to the mileage points issued under the co-branded credit card arrangements as deferred revenue, which were valued based on the estimated redemption value. Revenue is recognised when the miles have been redeemed and used or for miles that expire unused at the expiration date. IFRS 15 requires the Group to apply relative stand-alone selling price approach to allocate a portion of sales to the mileage points issued and deferred as frequent flyer programs liabilities. The application of a relative selling price approach is expected to decrease in the frequent flyer program liabilities.

(Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 2.3 Issued but not yet Effective International Financial Reporting Standards (continued) (b) Change fees The Group charges customers to make changes to air tickets. The process of changing the customer’s itinerary generally will be regarded a contract modification under IFRS 15 instead of considered as no additional goods or services transferred to the customer in the existing accounting policy. Under IFRS 15, change fees will be recognised in passenger revenue when transportation is provided, while it is currently recognised in other revenue at the time of the ticket is changed. (c) Passenger ticket breakage Ticket breakage is defined as the tickets for which the passenger will not use and will expire unused. Currently, the Group recognises revenue from the ticket breakage upon expiration of the ticket. Under IFRS 15, the Group is required to estimate the tickets that will expire unused and recognise revenue in proportion to the pattern of rights exercised by customers. Under IFRS 15, the Group will recognise the estimated breakage in proportion to revenue recognised for tickets acquired during the same period using a portfolio based approach. IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets and short-term leases. At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from the accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. The Group expects to adopt IFRS 16 from 1 January 2019. Management is still assessing the impact on the financial performance and position of the Group resulting from the adoption of IFRS 16 for the annual period beginning on 1 January 2019. As disclosed in note 46(b) to the financial statements, at 31 December 2017, the Group had future minimum lease payments under non-cancellable operating leases in aggregate of approximately RMB20,936 million. Upon adoption of IFRS 16, certain amounts included therein may need to be recognised as new right-of-use assets and lease liabilities. Further analysis, however, will be needed to determine the amount of new rights of use assets and lease liabilities to be recognised, including, but not limited to, any amounts relating to leases of low-value assets and short term leases, other practical expedients and reliefs chosen, and new leases entered into before the date of adoption.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

2.3 Issued but not yet Effective International Financial Reporting Standards (continued)

Amendments to IAS 40, issued in December 2016, clarify when an entity should transfer property, including property under construction or development, into or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management's intentions for the use of a property does not provide evidence of a change in use. The amendments should be applied prospectively to the changes in use that occur on or after the beginning of the annual reporting period in which the entity first applies the amendments. An entity should reassess the classification of property held at the date that it first applies the amendments and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application is only permitted if it is possible without the use of hindsight. The Group expects to adopt the amendments prospectively from 1 January 2018. The amendments are not expected to have any significant impact on the Group's financial statements.

Amendments to IAS 19, issued in February 2018, clarify when a plan amendment, curtailment or settlement occurs for defined benefit plan, any entity must Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: (i) the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and (ii) the discount rate used to remeasure that net defined benefit liability (asset). The amendments to IAS 19 also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognised in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in net interest, is recognised in other comprehensive income. The amendments to IAS 19 must be applied to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after 1 January 2019. Consequently, entities do not have to revisit plan amendments, curtailments and settlements that occurred in prior periods. The amendments are not expected to have any significant impact on the Group's financial statements.

IFRIC 22 provides guidance on how to determine the date of the transaction when applying IAS 21 to the situation where an entity receives or pays advance consideration in a foreign currency and recognises a non-monetary asset or liability. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognises the non-monetary asset (such as a prepayment) or non-monetary liability (such as deferred income) arising from the payment or receipt of the advance consideration. If there are multiple payments or receipts in advance of recognising the related item, the entity must determine the transaction date for each payment or receipt of the advance consideration. Entities may apply the interpretation on a full retrospective basis or on a prospective basis, either from the beginning of the reporting period in which the entity first applies the interpretation or the beginning of the prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation. The Group expects to adopt the interpretation prospectively from 1 January 2018. The amendment is not expected to have any significant impact on the Group's financial statements.

124 China Eastern Airlines Corporation Limited | 2017 Annual Report

125 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 2.3 Issued but not yet Effective International Financial Reporting Standards (continued) IFRIC 23, issued in June 2017, addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifi cally include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifi cally addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profi ts or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. The interpretation is to be applied retrospectively, either fully retrospectively without the use of hindsight or retrospectively with the cumulative effect of application as an adjustment to the opening equity at the date of initial application, without the restatement of comparative information. The Group expects to adopt the interpretation from 1 January 2019. The amendment is not expected to have any signifi cant impact on the Group’s fi nancial statements. 3 Summary of Signifi cant Accounting Policies Investments in associates and joint ventures An associate is an entity in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise signifi cant infl uence. Signifi cant infl uence is the power to participate in the fi nancial and operating policy decisions of the investee, but is not control or joint control over those policies. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Group’s investments in associates and joint ventures are stated in the consolidated statement of fi nancial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profi t or loss and other comprehensive income. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s investments in the associates or joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group’s investments in associates or joint ventures. If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of signifi cant infl uence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of signifi cant infl uence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profi t or loss. When an investment in an associate or a joint venture is classifi ed as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

126 China Eastern Airlines Corporation Limited 2017 Annual Report
(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Segmental reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decisionmaker
(“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identifi ed as the offi ce of the General Manager that makes strategic decisions.
Foreign currencies
(i) Functional currency
Items included in the fi nancial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The fi nancial statements are presented in
“RMB”, which is the Company’s functional currency.
(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profi t or loss, except when deferred in other comprehensive income as qualifying cash fl ow hedges or qualifying net investment hedges.
Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in profi t or loss within “fi nance income” or “fi nance costs”.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a nonmonetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognised in other comprehensive income or profi t or loss is also recognised in other comprehensive income or profi t or loss, respectively).
Revenue recognition and sales in advance of carriage
Revenue comprises the fair value of the consideration received or receivable for the provision of services and the sale of goods in the ordinary course of the Group’s activities. Revenue is stated net of business taxes or value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.
Revenue is recognised when it is probable that the economic benefi ts will fl ow to the Group and when the revenue can be measured reliably, on the following basis:
(i) Traffi c revenues
Passenger, cargo and mail revenues are recognised as traffi c revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage (“SIAC”).
(ii) Ground service income and tour operation revenues
Revenues from the provision of ground services, tour, travel services and other travel related services are recognised when the services are rendered.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Revenue recognition and sales in advance of carriage (continued)
(iii) Cargo handling income
Revenues from the provision of cargo handling services are recognised when the services are rendered.
(iv) Commission income
Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised in profi t or loss upon ticket sales.
(v) Other revenue
Revenues from other operating businesses, including income derived from the provision of freight forwarding, are recognised when the services are rendered.
(vi) Frequent fl yer programmes
The Group operates frequent fl yer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent fl yer benefi ts is deferred and recognised when the miles have been redeemed or have expired.
(vii) Interest income
Interest income is recognised on a time-proportion basis using the effective interest rate method.
The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.
The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifi cs of each arrangement.
Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate are expensed.
Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to profi t or loss over the expected useful life of the relevant asset by equal annual instalments.
Maintenance and overhaul costs
In respect of aircraft and engines under operating leases, the Group has obligations to fulfi l certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight-line basis over the term of the leases.
In respect of aircraft and engines owned by the Group or held under fi nance leases, overhaul costs that meet specifi c recognition criteria are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles.
All other repairs and maintenance costs are charged to profi t or loss as and when incurred.

128 China Eastern Airlines Corporation Limited 2017 Annual Report
(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specifi c borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.
Income tax
Income tax comprises current and deferred tax. Income tax relating to items recognised outside profi t or loss is recognised outside profi t or loss, either in other comprehensive income or directly in equity.
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.
Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for fi nancial reporting purposes.
Deferred tax liabilities are recognised for all taxable temporary differences, except:
• when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profi t nor taxable profi t or loss;
and
• in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profi t will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:
• when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profi t nor taxable profi t or loss; and
• in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profi t will be available against which the temporary differences can be utilised.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that suffi cient taxable profi t will be available to allow all or part of the deferred tax asset to be utilised.
Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that suffi cient taxable profi t will be available to allow all or part of the deferred tax asset to be recovered.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Income tax (continued)
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which signifi cant amounts of deferred tax liabilities or assets are expected to be settled or recovered.
Intangible assets
(i) Goodwill
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifi able net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profi t or loss as a gain on bargain purchase.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cashgenerating units, or groups of cash-generating units, that are expected to benefi t from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.
Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.
(ii) Computer software costs
Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specifi c software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years.
Costs associated with developing or maintaining computer software programs are recognised as expenses when incurred.
(iii) Others
Others relate to the capitalised costs incurred to acquire the use right of certain fl ight schedules (i.e. timeslots for fl ights’
taking off/landing) in Guangzhou Baiyun International Airport Co., Ltd. and Shanghai Pudong International Airport,
respectively. These costs are amortised using the straight-line method over their useful lives of 3 years.

130 China Eastern Airlines Corporation Limited 2017 Annual Report
(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Deferred pilot recruitment costs
Deferred pilot recruitment costs represent the costs borne by the Group in connection with securing a certain minimum period of employment of pilots and are amortised on a straight-line basis over the anticipated benefi cial period of 5 years, starting from the date the pilot joins the Group.
Related parties
A party is considered to be related to the Group if:
(a) the party is a person or a close member of that person’s family and that person
(i) has control or joint control over the Group;
(ii) has signifi cant infl uence over the Group; or
(iii) is a member of the key management personnel of the Group or of a parent of the Group;
or
(b) the party is an entity where any of the following conditions applies:
(i) the entity and the Group are members of the same group;
(ii) one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii) the entity and the Group are joint ventures of the same third party;
(iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v) the entity is a post-employment benefi t plan for the benefi t of employees of either the Group or an entity related to the Group and the sponsoring employers of the post-employment benefi t plan;
(vi) the entity is controlled or jointly controlled by a person identifi ed in (a);
(vii) a person identifi ed in (a)(i) has signifi cant infl uence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and
(viii) the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Property, plant and equipment
Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classifi ed as held for sale or when it is part of a disposal group classifi ed as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5, as further explained in the accounting policy for “Non-current assets and disposal groups held for sale”. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.
When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual fl ying hours and estimated fl ying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to profi t or loss.
Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows:
Owned and fi nance leased aircraft and engines 15 to 20 years
Other fl ight equipment, including rotables 10 years
Buildings 8 to 45 years
Other property, plant and equipment 3 to 20 years
Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each fi nancial year end.
An item of property, plant and equipment including any signifi cant part initially recognised is derecognised upon disposal or when no future economic benefi ts are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the statement of profi t or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.
Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassifi ed to the appropriate category of property, plant and equipment when completed and ready for use.

132 China Eastern Airlines Corporation Limited 2017 Annual Report
(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Investment properties
Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the defi nition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group chooses the cost model to measure all of its investment properties.
Depreciation is calculated on the straight-line basis to write off the cost to its residual value over its estimated useful life. The estimated useful lives are as follows:
Buildings 30 to 35 years
The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable.
Any gains or losses on the retirement or disposal of an investment property are recognised in profi t or loss in the year of the retirement or disposal.
Impairment of non-fi nancial assets
Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, construction contract assets, fi nancial assets, investment properties and non-current assets/a disposal group classifi ed as held for sale), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cashgenerating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash infl ows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.
An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash fl ows are discounted to their present value using a pre-tax discount rate that refl ects current market assessments of the time value of money and the risks specifi c to the asset. An impairment loss is charged to profi t or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.
An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated.
A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profi t or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

133 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 3 Summary of Significant Accounting Policies (continued) Non-current assets and disposal groups held for sale Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale. Non-current assets and disposal groups (other than investment properties and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised. Lease prepayments Lease prepayments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms. Advanced payments on acquisition of aircraft Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable borrowing costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft. Flight equipment spare parts Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment spare parts in the ordinary course of business, less applicable selling expenses. Investments and other financial assets Initial recognition and measurement Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. When financial assets are recognised initially, they are measured at fair value plus transaction costs that are attributable to the acquisition of the financial assets, except in the case of financial assets recorded at fair value through profit or loss. All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace. Subsequent measurement The subsequent measurement of financial assets depends on their classification as follows: Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.

134 China Eastern Airlines Corporation Limited 2017 Annual Report (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 3 Summary of Significant Accounting Policies (continued) Investments and other financial assets (continued) Financial assets at fair value through profit or loss (continued) Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with positive net changes in fair value presented as other income and gains and negative net changes in fair value presented as finance costs in profit or loss. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for “Revenue recognition and sales in advance of carriage” above. Financial assets designated upon initial recognition as at fair value through profit or loss are designated at the date of initial recognition and only if the criteria in IAS 39 are satisfied. Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated as at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that Significantly modifi es the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category. Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently measured at amortised cost using the effective interest rate method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in other operating income and gains in profit or loss. The loss arising from impairment is recognised in profit or loss in finance costs for loans and in impairment charges for receivables. Available-for-sale financial investments Available-for-sale financial investments are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated as at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions. After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the other reserves until the investment is derecognised, at which time the cumulative gain or loss is recognised in profit or loss in other operating income, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassifi ed from the other reserves to profit or loss in other gains or losses. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as finance income and dividend income, respectively and are recognised in profit or loss as other operating income in accordance with the policies set out for “Revenue recognition and sales in advance of carriage” above. When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is Significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Investments and other fi nancial assets (continued)
Available-for-sale fi nancial investments (continued)
The Group evaluates whether the ability and intention to sell its available-for-sale fi nancial assets in the near term are still appropriate. When, in rare circumstances, the Group is unable to trade these fi nancial assets due to inactive markets, the Group may elect to reclassify these fi nancial assets if management has the ability and intention to hold the assets for the foreseeable future or until maturity.
For a fi nancial asset reclassifi ed from the available-for-sale category, the fair value carrying amount at the date of reclassifi cation becomes its new amortised cost and any previous gain or loss on that asset that has been recognised in equity is amortised to profi t or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortised cost and the maturity amount is also amortised over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassifi ed to profi t or loss.
Derecognition of fi nancial assets
A fi nancial asset (or, where applicable, a part of a fi nancial asset or part of a group of similar fi nancial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of fi nancial position) when:
• the rights to receive cash fl ows from the asset have expired; or
• the Group has transferred its rights to receive cash fl ows from the asset or has assumed an obligation to pay the received cash fl ows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
When the Group has transferred its rights to receive cash fl ows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that refl ects the rights and obligations that the
Group has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.
Impairment of fi nancial assets
The Group assesses at the end of each reporting period whether there is objective evidence that a fi nancial asset or a group of fi nancial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash fl ows of the fi nancial asset or the group of fi nancial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing signifi cant fi nancial diffi culty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other fi nancial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash fl ows, such as changes in arrears or economic conditions that correlate with defaults.

136 China Eastern Airlines Corporation Limited 2017 Annual Report
(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Impairment of fi nancial assets (continued)
Financial assets carried at amortised cost
For fi nancial assets carried at amortised cost, the Group fi rst assesses whether impairment exists individually for fi nancial assets that are individually signifi cant, or collectively for fi nancial assets that are not individually signifi cant. If the Group determines that no objective evidence of impairment exists for an individually assessed fi nancial asset, whether signifi cant or not, it includes the asset in a group of fi nancial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.
The amount of any impairment loss identifi ed is measured as the difference between the asset’s carrying amount and the present value of estimated future cash fl ows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash fl ows is discounted at the fi nancial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).
The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognised in profi t or loss.
Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash fl ows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the
Group.
If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to impairment charges in profi t or loss.
Available-for-sale fi nancial investments
For available-for-sale fi nancial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profi t or loss, is removed from other comprehensive income and recognised in profi t or loss.
In the case of equity investments classifi ed as available for sale, objective evidence would include a signifi cant or prolonged decline in the fair value of an investment below its cost. “Signifi cant” is evaluated against the original cost of the investment and
“prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in profi t or loss — is removed from other comprehensive income and recognised in profi t or loss. Impairment losses on equity instruments classifi ed as available for sale are not reversed through profi t or loss.
Increases in their fair value after impairment are recognised directly in other comprehensive income.
The determination of what is “signifi cant” or “prolonged” requires judgement. In making this judgement, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Financial liabilities
Initial recognition and measurement
Financial liabilities are classifi ed, at initial recognition, as fi nancial liabilities at fair value through profi t or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.
All fi nancial liabilities are recognised initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.
The Group’s fi nancial liabilities primarily include trade and other payables, derivative fi nancial instruments and borrowings.
Subsequent measurement
The subsequent measurement of fi nancial liabilities depends on their classifi cation as follows:
Loans and borrowings
After initial recognition, borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in profi t or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.
Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in fi nance costs in profi t or loss.
Financial liabilities at fair value through profi t or loss
Financial liabilities at fair value through profi t or loss include fi nancial liabilities held for trading and fi nancial liabilities designated upon initial recognition as at fair value through profi t or loss.
Financial liabilities are classifi ed as held for trading if they are acquired for the purpose of repurchasing in the near term. This category includes derivative fi nancial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defi ned by IAS 39. Separated embedded derivatives are also classifi ed as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in profi t or loss. The net fair value gain or loss recognised in profi t or loss does not include any interest charged on these fi nancial liabilities.
Financial liabilities designated upon initial recognition as at fair value through profi t or loss are designated at the date of initial recognition and only if the criteria in IAS 39 are satisfi ed.
Derecognition of fi nancial liabilities
A fi nancial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.
When an existing fi nancial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modifi ed, such an exchange or modifi cation is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profi t or loss.

138 China Eastern Airlines Corporation Limited 2017 Annual Report
(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Cash and cash equivalents
For the purpose of the consolidated statement of cash fl ows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignifi cant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.
For the purpose of the consolidated statement of fi nancial position, cash and cash equivalents comprise cash on hand and at banks, including assets similar in nature to cash, which are not restricted as to use.
Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outfl ow of resources will be required to settle the obligation; provided that the amount can be reliably estimated.
Where there are a number of similar obligations, the likelihood that an outfl ow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outfl ow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that refl ects current market assessments of the time value of money and the risks specifi c to the obligation. The increase in the provision due to passage of time is recognised as interest expense.
For the contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefi ts expected to be received under it, the present obligation under the contract is recognised and measured as a provision.
Leases
(i) As lessee
Finance leases
Leases where the Group has acquired substantially all the risks and rewards of ownership are classifi ed as fi nance leases.
Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the assets and the present value of the minimum lease payments.
Each lease payment is allocated between the liability and fi nance charges. The corresponding rental obligations, net of fi nance charges, are included in the current portion of obligation under fi nance leases and obligations under fi nance leases, respectively. The interest element of the fi nance costs is charged to profi t or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.
For sale and leaseback transactions resulting in a fi nance lease, differences between sales proceeds and net book values are deferred and amortised over the lease terms.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Leases (continued)
(i) As lessee (continued)
Operating leases
Leases in which a signifi cant portion of the risks and rewards of ownership are retained by the lessor are classifi ed as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profi t or loss on a straight-line basis over the period of the lease.
For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in profi t or loss, except to the extent that any profi t or loss is compensated for by future lease payments at above or below the market value, then the profi t or loss is deferred and amortised over the period for which the asset is expected to be used.
(ii) As lessor
Assets leased out under operating leases are included in property, plant and equipment in the statement of fi nancial position. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term.
Retirement benefi ts
(i) Defi ned contribution plans
The Group participates in schemes regarding pension and medical benefi ts for employees organised by the municipal governments of the relevant provinces. Contributions to these schemes are expensed as incurred.
The Group also implemented an additional defi ned contribution pension benefi t scheme (annuity) for voluntary eligible employees. Contributions are made based on a percentage of the employees’ total salaries and are charged to profi t or loss as incurred.
(ii) Defi ned benefi t plan
The Group provides eligible retirees with certain post-retirement benefi ts including retirement subsidies, transportation allowance as well as other welfare. The defi ned post-retirement benefi ts are unfunded. The cost of providing benefi ts under the post-retirement benefi t plan is determined using the projected unit credit actuarial valuation method.
Remeasurements arising from the post-retirement benefi t plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognised immediately in the consolidated statement of fi nancial position with a corresponding debit or credit to equity through other comprehensive income in the period in which they occur. Remeasurements are not reclassifi ed to profi t or loss in subsequent periods.
Past service costs are recognised in profi t or loss at the earlier of:
• the date of the plan amendment or curtailment; and
• the date that the Group recognises restructuring-related costs

140 China Eastern Airlines Corporation Limited 2017 Annual Report
(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Retirement benefi ts (continued)
(ii) Defi ned benefi t plan (continued)
Net interest is calculated by applying the discount rate to the net defi ned benefi t liability or asset. The Group recognises the following changes in the net defi ned benefi t obligation under “Wages, salaries and benefi ts” and “Finance costs” in profi t or loss:
• service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements
• net interest expense
Derivative fi nancial instruments and hedge accounting
Initial recognition and subsequent measurement
The Group uses derivative fi nancial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risk and interest rate risk, respectively. Such derivative fi nancial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.
Any gains or losses arising from changes in fair value of derivatives are taken directly to profi t or loss, except for the effective portion of cash fl ow hedges, which is recognised in other comprehensive income and later reclassifi ed to profi t or loss when the hedged item affects profi t or loss.
For the purpose of hedge accounting, hedges are classifi ed as:
• fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised fi rm commitment; or
• cash fl ow hedges when hedging the exposure to variability in cash fl ows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction, or a foreign currency risk in an unrecognised fi rm commitment; or
• hedges of a net investment in a foreign operation.
At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, the risk management objective and its strategy for undertaking the hedge. The documentation includes identifi cation of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the hedging instrument’s effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash fl ows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash fl ows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the fi nancial reporting periods for which they were designated.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Derivative fi nancial instruments and hedge accounting (continued)
Hedges which meet the strict criteria for hedge accounting are accounted for as follows:
Fair value hedges
The change in the fair value of a hedging derivative is recognised in profi t or loss. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying amount of the hedged item and is also recognised in profi t or loss.
For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profi t or loss over the remaining term of the hedge using the effective interest rate method. Effective interest rate amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognised, the unamortised fair value is recognised immediately in profi t or loss.
When an unrecognised fi rm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the fi rm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in profi t or loss. The changes in the fair value of the hedging instrument are also recognised in profi t or loss.
Cash fl ow hedges
The effective portion of the gain or loss on the hedging instrument is recognised directly in other comprehensive income in the hedging reserve, while any ineffective portion is recognised immediately in profi t or loss.
Amounts recognised in other comprehensive income are transferred to profi t or loss when the hedged transaction affects profi t or loss, such as when hedged fi nancial income or fi nancial expense is recognised or when a forecast sale occurs. Where the hedged item is the cost of a non-fi nancial asset or non-fi nancial liability, the amounts recognised in other comprehensive income are transferred to the initial carrying amount of the non-fi nancial asset or non-fi nancial liability.
If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, the amounts previously recognised in other comprehensive income remain in other comprehensive income until the forecast transaction occurs or the foreign currency fi rm commitment is met.
Current versus non-current classifi cation
The full fair value of a hedging derivative is classifi ed as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than
12 months.
Dividend distribution
Dividend distribution to the Company’s shareholders is recognised as a liability in the consolidated fi nancial statements in the period in which the dividends are approved by the Company’s shareholders. Proposed fi nal dividends are disclosed in the notes to the fi nancial statements.

142 China Eastern Airlines Corporation Limited 2017 Annual Report (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 3 Summary of Significant Accounting Policies (continued) Fair value measurement The Group measures its derivative financial instruments and listed equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is Significant to the fair value measurement as a whole: Level 1 — based on quoted prices (unadjusted) in active markets for identical assets or liabilities Level 2 — based on valuation techniques for which the lowest level input that is Significant to the fair value measurement is observable, either directly or indirectly Level 3 — based on valuation techniques for which the lowest level input that is Significant to the fair value measurement is unobservable For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is Significant to the fair value measurement as a whole) at the end of each reporting period. Business combinations Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of noncontrolling interests are measured at fair value. Acquisition-related costs are expensed as incurred. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree. If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
3 Summary of Signifi cant Accounting Policies (continued)
Business combinations (continued)
Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classifi ed as an asset or liability is measured at fair value with changes in fair value recognised in profi t or loss.
Contingent consideration that is classifi ed as equity is not remeasured and subsequent settlement is accounted for within equity.
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifi able net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profi t or loss as a gain on bargain purchase.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cashgenerating units, that are expected to benefi t from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.
Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.
Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

144 China Eastern Airlines Corporation Limited 2017 Annual Report (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 4 Critical Accounting Estimates and Judgements Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. (a) Revenue recognition The Group recognises traffic revenues in accordance with the accounting policy stated in note 3 to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management periodically evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed. These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition. (b) Frequent flyer programmes The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers’ revenue attributable to the award credits of frequent flyer benefits is deferred and recognised when the award credits have been redeemed or have expired. The deferment of revenue is calculated based on the estimated fair values of the unredeemed award credits and expected redemption rate. The fair values of the unredeemed award credits is estimated based on the yearly average flight ticket prices and the expected redemption rate is estimated by reference to the historical trends of redemptions. Different judgements or estimates could significantly affect the estimated provision for frequent flyer programmes and the results of operations. (c) Provision for return condition checks for aircraft and engines under operating leases Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and time frame between each overhaul. These judgements or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgements or estimates could significantly affect the estimated provision for costs of return condition checks. (d) Retirement benefits The Group operates and maintains a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employee’s service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in note 3 to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and etc.. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. Additional information regarding the retirement benefit plan is disclosed in note 37 to the financial statements.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
4 Critical Accounting Estimates and Judgements (continued)
(e) Deferred income tax
In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated
in note 3 to the fi nancial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group’s estimates of projected future taxable income and benefi ts from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the
Group’s ability to utilise the tax benefi ts of deductible tax losses carried forward in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.
(f) Provision for fl ight equipment spare parts
Provision for fl ight equipment spare parts is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and the Company’s future operation plan for the aircraft and related spare parts. The net realisable value may be adjusted signifi cantly due to the change of market condition and the future plan for the aircraft and related spare parts.
(g) Depreciation of property, plant and equipment
Depreciation of components related to airframe and engine overhaul costs is based on the Group’s historical experience with similar airframe and engine models and taking into account anticipated overhaul costs, timeframe between each overhaul, ratio of actual fl ying hours and estimated fl ying hours between overhauls. Different judgements or estimates could signifi cantly affect the estimated depreciation charge and the results of operations.
Except for components related to engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes.
The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are signifi cant changes from previous estimates.
(h) Estimated impairment of property, plant and equipment and intangible assets
The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in note 3 to the fi nancial statements. The recoverable amount of the cash-generating unit has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash fl ow projections based on fi nancial budgets approved by management and certain key assumptions, such as passengerkilometres yield level, load factor, aircraft utilisation rate and discount rates.
(i) Impairment of goodwill
The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating unit to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash fl ows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash fl ows.

146 China Eastern Airlines Corporation Limited 2017 Annual Report
(Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 5 Revenues The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services. 2017 RMB million 2016 RMB million Traffic revenues 95,187 89,554 — Passenger 91,564 83,577 — Cargo and mail 3,623 5,977 Tour operations income 2,322 3,113 Ground service income 1,323 2,850 Cargo handling and processing income 69 794 Commission income 112 92 Others 3,462 2,501 102,475 98,904 6 Other Operating Income and Gains 2017 RMB million 2016 RMB million Subsidy income (note (a)) 4,941 4,531 Gain on disposal of items of property, plant and equipment 69 158 Gain on disposal of lease prepayments 5 3 Gain on disposal of available-for-sale investments 4 95 Dividend income from available-for-sale investments 33 28 Gain on disposal of an associate 12 12 Compensation from ticket sales agents 271 228 Gain on disposal of a subsidiary (note 43) 1,754 — Others (note (b)) 392 414 7,481 5,469 Notes: (a) Subsidy income mainly represents (i) subsidies granted by various local governments based on certain amounts of tax paid; (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments and parties are located. There are no unfulfilled conditions and other contingencies related to subsidy income that were recognised for the years ended 31 December 2017 and 2016. (b) Others mainly represent compensation from transfer of the pilots.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

7 Segment Information

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as "airline transportation operations", which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the "other segments" column.

Inter-segment transactions are entered into under similar commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group's CODM. The Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the "PRC Accounting Standards"), which differ from IFRSs in certain aspects. The amount of each material reconciling items from the Group's reportable segment revenue and profit before income tax, arising from different accounting policies are set out in note 7(c) below.

The segment results for the year ended 31 December 2017 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Reportable segment revenue from external customers	97,698	4,023	–	–	101,721
Inter-segment sales	–	1,018	(1,018)	–	–
Reportable segment revenue	97,698	5,041	(1,018)	–	101,721
Reportable segment profit before income tax	6,517	363	–	1,740	8,620
Other segment information					
Depreciation and amortisation	13,769	190	–	–	13,959
Impairment charges (note 10)	489	2	–	–	491
Interest income	2,309	(96)	(101)	–	2,112
Interest expenses	3,080	205	(101)	–	3,184
Capital expenditure	32,149	657	–	–	32,806

147

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

7 Segment Information (continued)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

The segment results for the year ended 31 December 2016 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Reportable segment revenue from external customers	94,338	4,222	–	–	98,560
Inter-segment sales	–	782	(782)	–	–
Reportable segment revenue	94,338	5,004	(782)	–	98,560
Reportable segment profit before income tax	5,788	397	–	322	6,507
Other segment information					
Depreciation and amortisation	12,378	160	–	–	12,538
Impairment charges (note 10)	22	7	–	–	29
Interest income	100	100	(104)	–	96
Interest expenses	2,553	280	(104)	–	2,729
Capital expenditure	34,631	776	–	–	35,407

The segment assets and liabilities as at 31 December 2017 and 31 December 2016 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
At 31 December 2017					
Reportable segment assets	**216,591**	**13,376**	**(5,514)**	**3,011**	**227,464**
Reportable segment liabilities	**165,148**	**11,301**	**(5,514)**	**11**	**170,946**
At 31 December 2016					
Reportable segment assets	205,024	11,218	(8,896)	2,705	210,051
Reportable segment liabilities	159,437	9,373	(8,896)	41	159,955

* Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale investments. Unallocated results primarily represent the share of results of associates and joint ventures, income relating to available-for-sale investments.

148 China Eastern Airlines Corporation Limited | 2017 Annual Report

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017
Notes to the Financial Statements
7 Segment Information (continued)
(b) The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.
The Group’s revenues by geographical area are analysed based on the following criteria:
1) Traffi c revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”),
the Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classifi ed as domestic operations. Traffi c revenue from inbound and outbound services between overseas markets excluding
Regional is classifi ed as international operations.
2) Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services is classifi ed on the basis of where the services are performed.
2017
RMB million
2016
RMB million
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) 67,923 63,730
Regional (Hong Kong, Macau and Taiwan) 3,624 3,516
International 30,928 31,658
Total 102,475 98,904
The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the
Group’s aircraft are deployed fl exibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except fi nancial instruments) are registered and located in the PRC.
(c) Reconciliation of reportable segment revenue, profi t, assets and liabilities to the consolidated fi gures as reported in the consolidated fi nancial statements:
Notes
2017
RMB million
2016
RMB million
Revenue
Reportable segment revenue 101,721 98,560
— Reclassifi cation of expired sales in advance of carriage (i) 754 344
Consolidated revenue 102,475 98,904

150 China Eastern Airlines Corporation Limited 2017 Annual Report
(Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 7 Segment Information (continued) (c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued) Notes 2017 RMB million 2016 RMB million Profit before income tax Reportable segment profit before income tax 8,620 6,507 — Differences in depreciation charges for aircraft and engines due to different depreciation lives (ii) (10) (10) Consolidated profit before income tax 8,610 6,497 Notes 2017 RMB million 2016 RMB million Assets Reportable segment assets 227,464 210,051 — Differences in depreciation charges for aircraft and engines due to different depreciation lives (ii) 21 31 — Difference in intangible asset arising from the acquisition of Shanghai Airlines (iii) 2,242 2,242 Consolidated assets 229,727 212,324 2017 RMB million 2016 RMB million Liabilities Reportable segment liabilities 170,946 159,955 — Others 3 3 Consolidated liabilities 170,949 159,958 Notes: (i) The difference represents the different classification of expired sales in advance of carriage under the PRC Accounting Standards and IFRSs. (ii) The differences are attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Despite the depreciation policies of these assets have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards. (iii) The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

8 (Loss)/Gain on Fair Value Changes of Derivative Financial Instruments

	2017 RMB million	2016 RMB million
Interest rate swap contracts (note 39(a))	–	2
Forward foreign exchange contracts (note 39(b))	(311)	–
	(311)	2

9 Wages, Salaries and Benefits

	2017 RMB million	2016 RMB million
Wages, salaries, bonus and allowances	16,474	14,370
Employee welfare and benefits	133	235
Pension (note 37(a))	1,987	1,769
Medical insurance (note (a))	663	606
Staff housing fund (note (b))	886	868
Staff housing allowances (note (c))	150	236
Early retirement benefits (note (d))	27	61
	20,320	18,145

Notes:

(a) Medical insurance

Majority of the Group's PRC employees participate in the medical insurance schemes organised by municipal governments.

(b) Staff housing fund

In accordance with the relevant PRC housing regulations, the Group is required to contribute to the state-sponsored housing fund for its employees. At the same time, the employees are required to contribute an amount equal to the Group's contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits.

(c) Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee's resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid.

(d) Early retirement benefits

The Group implements an early retirement scheme which allows eligible employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the early retirement employees' basic salaries and certain welfare in the future on a monthly basis according to the early retirement scheme, together with social insurance and housing fund pursuant to the regulation of the local government. The benefits of the early retirement scheme are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the benefits the early retirement employees enjoyed. The present value of the future cash flows expected to be required to settle the obligations is recognised as a provision in "other long-term liabilities".

151

152 China Eastern Airlines Corporation Limited 2017 Annual Report (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 9 Wages, Salaries and Benefits (continued) (e) Emoluments of directors and supervisors Directors? remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, together with the remuneration of supervisors, is as follows: 2017 Salaries and allowances RMB?000 Bonus RMB?000 Total RMB?000 Executive Directors Liu Shaoyong* Ma Xulun* Xu Zhao* Gu Jiadan* Li Yangmin* Tang Bing* Tian Liuwen* Independent non executive Directors Li Ruoshan 200 200 Shao Ruiqing 200 200 Ma Weihua 200 200 Cai Hongping 200 200 Supervisors Xi Sheng* Feng Jinxiong 584 584 Ba Shengji* Hu Jidong 1,549 1,549 Jia Shaojun* Total 2,933 2,933

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

9 Wages, Salaries and Benefits (continued)

(e) Emoluments of directors and supervisors (continued)

2016

	Salaries and allowances RMB'000	Bonus RMB'000	Total RMB'000
Executive Directors			
Liu Shaoyong*	–	–	–
Ma Xulun*	–	–	–
Xu Zhao*	–	–	–
Gu Jiadan*	–	–	–
Li Yangmin*	–	–	–
Tang Bing*	–	–	–
Tian Liuwen*	–	–	–
Independent non-executive Directors			
Li Ruoshan	160	–	160
Ji Weidong***	–	–	–
Shao Ruiqing	160	–	160
Ma Weihua	160	–	160
Cai Hongping**	100	–	100
Supervisors			
Yu Faming*&****	–	–	–
Xi Sheng*	–	–	–
Xu Haihua*****	288	–	288
Feng Jinxiong	535	–	535
Ba Shengji*	–	–	–
Hu Jidong**	426	–	426
Jia Shaojun*&**	–	–	–
Total	1,829	–	1,829

* These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding. Mr. Xu Zhao resigned on 7 February 2018.

** These directors and supervisors of the Company were newly appointed during the year ended 31 December 2016.

*** Mr. Ji Weidong has filed his resignation during the year ended 31 December 2015 and has fulfilled his responsibility until new director being appointed by the board in June 2016.

**** Mr. Yu Faming resigned during the year ended 31 December 2016.

***** Mr. Xu Haihua resigned during the year ended 31 December 2016.

There were no directors and supervisors waived their emoluments during the year (2016: Nil).

153

154 China Eastern Airlines Corporation Limited 2017 Annual Report (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 9 Wages, Salaries and Benefits (continued) (f) Five highest paid individuals None of the Company?s directors and supervisors was among the five highest paid individuals in the Group for the year ended 31 December 2017 (2016: Nil). The emoluments payable to the five highest paid individuals were as follows: 2017 RMB?000 2016 RMB?000 Wages, salaries, bonus and allowances 8,702 9,319 The number of five highest paid individuals whose emoluments fell within the following bands is as follows: Number of individuals 2017 2016 HK$1,500,001 to HK$2,000,000 HK$2,000,001 to HK$2,500,000 5 5 5 5 During the year ended 31 December 2017, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2016: Nil). 10 Impairment Charges 2017 RMB million 2016 RMB million Write down of flight equipment spare parts to net realisable value (note 26) 112 10 Impairment charge on property, plant and equipment (note 18) 379 29 Impairment charge on assets of a disposal group classified as held for sale (note 16) 3 Reversal of impairment charge of trade receivables (note 27) (3) (1) Reversal of impairment charge of other receivables (9) 491 29

155 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 11 Operating Profit Operating profit is stated after charging/(crediting) the following items: 2017 RMB million 2016 RMB million Amortisation of intangible assets (note 17) 142 129 Depreciation of property, plant and equipment (note 18) owned 7,065 6,388 leased (finance leases) 6,302 5,563 Depreciation of investment properties (note 19) 12 11 Amortisation of long term deferred assets included in other non current assets 402 394 Amortisation of lease prepayments 45 63 Consumption of flight equipment spare parts 1,131 1,198 Auditors? remuneration 19 18 Subsidy income (note 6) (4,941) (4,531) Gain on disposal of a subsidiary (note 6) (1,754) 12 Finance Income 2017 RMB million 2016 RMB million Interest income 111 96 Foreign exchange difference, net (note 13(b)) 2,001 2,112 96

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

13 Finance Costs

	2017 RMB million	2016 RMB million
Interest on bank borrowings	1,590	1,529
Interest relating to obligations under finance leases	1,845	1,349
Interest relating to post-retirement benefit obligations (note 37)	98	88
Interest on bonds and debentures	381	359
Interest relating to interest rate swap contracts (note 39(a))	63	122
Less: amount capitalised into advanced payments on acquisition of aircraft (note (a)) (note 21)	(793)	(718)
	3,184	2,729
Foreign exchange difference, net (note (b))	–	3,574
Less: amount capitalised into advanced payments on acquisition of aircraft (note 21)	–	(31)
	3,184	6,272

Notes:

(a) The average interest rate used for interest capitalisation was 3.40% per annum for the year ended 31 December 2017 (2016: 3.25%)

(b) The exchange gains and losses were primarily related to the translation of the Group's foreign currency denominated borrowings and obligations under finance leases.

14 Income Tax Expense

Income tax charged to profit or loss was as follows:

	2017 RMB million	2016 RMB million
Income tax	1,962	1,396
Deferred taxation (note 38)	(162)	146
	1,800	1,542

Pursuant to the "Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy" (Cai Shui [2011] No.58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the "Catalogue of Encouraged Industries in Western Regions", will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company's Sichuan branch, Gansu branch and Xibei branch also obtained approvals from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2016:16.5%)

156 China Eastern Airlines Corporation Limited | 2017 Annual Report

157 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 14 Income Tax Expense (continued) The Company and its subsidiaries except for CEA Yunnan, Sichuan branch, Gansu branch and Xibei branch and those incorporated in Hong Kong, are generally subject to income tax at the PRC standard corporate income tax rate of 25% (2016: 25%). A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, are as follows: 2017 RMB million 2016 RMB million Profit before income tax 8,610 6,497 Tax calculated at the tax rate of 25% (2016: 25%) 2,152 1,624 Lower tax rates enacted by local authority (87) (102) Share of results of associates and joint ventures (63) (37) Income not subject to tax (13) (10) Expenses not deductible for tax 38 117 Utilisation of previously unrecognised tax losses (253) (51) Unrecognised tax losses for the year 48 13 Utilisation of deductible temporary differences (13) (10) Unrecognised deductible temporary differences 2 6 Research and development costs? super deduction (11) (8) Tax charge 1,800 1,542 Effective tax rate 20.91% 23.73% The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2017 and 2016, as there is avoidance of double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to the aviation business. 15 Earnings Per Share The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB6,342 million (2016: RMB4,498 million) and the weighted average number of shares of 14,467,585,682 (2016: 13,811,136,000) in issue during the year ended 31 December 2017. The Company had no potentially dilutive options or other financial instruments relating to the ordinary shares in issue during the years ended 31 December 2017 and 2016.

158 China Eastern Airlines Corporation Limited 2017 Annual Report (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 16 Held for Sale Assets and Liabilities On 27 April 2017, the Group?s Board of Directors came to a resolution to sell the equity interests of Shanghai Airlines Hotel Investment Management Co., Ltd. (?Shanghai Airlines Hotel?), a wholly owned subsidiary. On 29 December 2017, the Group entered into a share transfer agreement with China Eastern Airlines Development Co., Ltd., a wholly owned subsidiary of CEA Holding, to transfer its 100% equity interests in Shanghai Airlines Hotel for a cash consideration of RMB7,100. The transfer is expected to be completed within a year from the reporting date. At 31 December 2017, Shanghai Airlines Hotel was classified as a disposal group held for sale. The major classes of assets and liabilities (after eliminating of inter company payable of RMB6 million) of Shanghai Airlines Hotel classified as held for sale as at 31 December 2017 are as follows: RMB million Assets Property, plant and equipment 2 Other non current assets 1 Trade and notes receivables 2 Cash and cash equivalents 11 Inventory 1 17 Provision for impairment of assets classified as held for sale (3) Assets classified as held for sale 14 Liabilities Trade and bills payables (2) Other payables and accruals (6) Liabilities directly associated with the assets classified as held for sale (8) Net assets directly associated with the disposal group 6

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

17 Intangible Assets

	Goodwill (note(a)) RMB million	Computer software RMB million	Others (note(b)) RMB million	Total RMB million
31 December 2017				
Cost at 1 January 2017,				
net of accumulated amortisation	11,270	288	66	11,624
Additions	–	126	–	126
Transfer from construction in process	–	3	–	3
Amortisation provided during the year	–	(109)	(33)	(142)
Disposal of a subsidiary (note 43)	–	(14)	–	(14)
Disposals	–	(1)	–	(1)
At 31 December 2017	11,270	293	33	11,596
At 31 December 2017:				
Cost	11,270	904	98	12,272
Accumulated amortisation	–	(611)	(65)	(676)
Net carrying amount	11,270	293	33	11,596
31 December 2016				
Cost at 1 January 2016,				
net of accumulated amortisation	11,270	252	–	11,522
Additions	–	124	98	222
Transfer from construction in process	–	9	–	9
Amortisation provided during the year	–	(97)	(32)	(129)
Disposals	–	–	–	–
At 31 December 2016	11,270	288	66	11,624
At 31 December 2016:				
Cost	11,270	812	98	12,180
Accumulated amortisation	–	(524)	(32)	(556)
Net carrying amount	11,270	288	66	11,624

Notes:

(a) The balance represents goodwill arising from the acquisition of Shanghai Airlines. The value of the Goodwill is attributable to strengthening the competitiveness of the Group's airline transportation operations, attaining synergy through integration of the resources and accelerating the development of international air transportation in Shanghai. For the purpose of impairment assessment, goodwill was allocated to the cash-generating unit ("CGU") that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projections based on a financial budget approved by senior management. The discount rate after tax applied to the cash flow projections is 11% (2016: 11%). The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 3% (2016: 3%), which does not exceed the long-term average growth rate for the business in which the CGU operates. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date.

(b) The balance represents the costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights' taking off/landing).

159

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

18 Property, Plant and Equipment

	Aircraft, engines and flight equipment					
	Owned RMB million	Held under finance leases RMB million	Buildings RMB million	Other property, plant and equipment RMB million	Construction in progress RMB million	Total RMB million
31 December 2017						
At 31 December 2016 and at 1 January 2017:						
Cost	99,653	97,064	8,324	8,201	2,398	215,640
Accumulated depreciation and impairment	(34,914)	(19,890)	(2,450)	(5,206)	—	(62,460)
Net carrying amount	64,739	77,174	5,874	2,995	2,398	153,180
At 1 January 2017, net of accumulated depreciation and impairment	64,739	77,174	5,874	2,995	2,398	153,180
Additions	3,659	8,277	276	808	2,688	15,708
Disposals	(656)	(264)	(1)	(103)	—	(1,024)
Transfer from construction in progress	—	—	1,019	18	(1,037)	—
Transfer from advanced payments on acquisition of aircraft (note 21)	1,701	13,378	—	—	—	15,079
Transfer from investment properties (note 19)	—	—	9	—	—	9
Transfer to investment properties (note 19)	—	—	(2)	—	—	(2)
Assets included in held for sale	—	—	—	(2)	—	(2)
Transfer to other non-current assets	—	—	—	—	(327)	(327)
Depreciation provided during the year	(6,154)	(6,302)	(298)	(613)	—	(13,367)
Disposal of a subsidiary (note 43)	(199)	(1,220)	(375)	(208)	(17)	(2,019)
Impairment	(379)	—	—	—	—	(379)
Transfers	6,283	(6,283)	(24)	24	—	—
At 31 December 2017, net of accumulated depreciation and impairment	68,994	84,760	6,478	2,919	3,705	166,856
At 31 December 2017:						
Cost	111,297	105,801	8,809	7,934	3,705	237,546
Accumulated depreciation and impairment	(42,303)	(21,041)	(2,331)	(5,015)	—	(70,690)
Net carrying amount	68,994	84,760	6,478	2,919	3,705	166,856

160 China Eastern Airlines Corporation Limited | 2017 Annual Report

161 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 18 Property, Plant and Equipment (continued) During the year, the Group recognised an impairment loss of approximately RMB379 million relating to aircraft, engines and flight equipment (2016: RMB29 million). The recoverable amounts of these impaired aircraft, engines and flight equipment are determined at the higher of their fair value less costs to sell and value in use. As at 31 December 2017, certain aircraft and buildings owned by the Group with an aggregate net carrying amount of approximately RMB11,207 million (2016: approximately RMB17,559 million) were pledged as collateral under certain borrowing arrangements (note 34). As at 31 December 2017, the ownership certificates of buildings with a net carrying amount of RMB1,397 million (31 December 2016: RMB1,455 million) have not been obtained. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid buildings, and that there is no material adverse impact on the overall financial position of the Group.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

18 Property, Plant and Equipment (continued)

	Aircraft, engines and flight equipment					
	Owned RMB million	Held under finance leases RMB million	Buildings RMB million	Other property, plant and equipment RMB million	Construction in progress RMB million	Total RMB million
31 December 2016						
At 31 December 2015 and at 1 January 2016:						
Cost	80,402	89,146	7,993	7,486	1,771	186,798
Accumulated depreciation and impairment	(28,557)	(18,029)	(2,266)	(4,704)	—	(53,556)
Net carrying amount	51,845	71,117	5,727	2,782	1,771	133,242
At 1 January 2016, net of accumulated depreciation and impairment	51,845	71,117	5,727	2,782	1,771	133,242
Additions	9,411	4,485	5	651	1,477	16,029
Disposals	(324)	(58)	(21)	(212)	—	(615)
Transfer from construction in progress	—	—	474	328	(802)	—
Transfer from advanced payments on acquisition of aircraft (note 21)	12,236	4,354	—	—	—	16,590
Transfer to investment properties (note 19)	—	—	(38)	—	—	(38)
Transfer to other non-current assets	—	—	—	—	(48)	(48)
Depreciation provided during the year	(5,561)	(5,563)	(273)	(554)	—	(11,951)
Impairment	(29)	—	—	—	—	(29)
Transfers	(2,839)	2,839	—	—	—	—
At 31 December 2016, net of accumulated depreciation and impairment	64,739	77,174	5,874	2,995	2,398	153,180
At 31 December 2016:						
Cost	99,653	97,064	8,324	8,201	2,398	215,640
Accumulated depreciation and impairment	(34,914)	(19,890)	(2,450)	(5,206)	—	(62,460)
Net carrying amount	64,739	77,174	5,874	2,995	2,398	153,180

162 China Eastern Airlines Corporation Limited | 2017 Annual Report

163 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 19 Investment Properties 2017 RMB million 2016 RMB million Cost At 1 January 402 344 Transfer from property, plant and equipment (note 18) 4 58 Transfer to property, plant and equipment(note 18) (14) At 31 December 392 402 Accumulated depreciation At 1 January 81 50 Transfer from property, plant and equipment (note 18) 2 20 Transfer to property, plant and equipment (note 18) (5) Charge for the year (note 11) 12 11 At 31 December 90 81 Net book amount At 31 December 302 321 As at 31 December 2017, the fair value of the investment properties was approximately RMB628 million (2016: RMB604 million) according to a valuation performed by an independent professionally qualified valuer. The investment properties are leased to third parties and related parties under operating leases. Rental income totalling RMB39 million (2016: RMB37 million) was received by the Group during the year in respect of the leases. As at 31 December 2017, the carrying amount of the investment properties for which the ownership certificates of buildings have not been obtained was RMB112 million (2016: RMB119 million). The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid investment properties, and that there is no material adverse impact on the overall financial position of the Group.

164 China Eastern Airlines Corporation Limited 2017 Annual Report (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 19 Investment Properties (continued) Fair value hierarchy The following table illustrates the fair value measurement hierarchy of the Group?s investment properties: Buildings Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Not measured at fair value but fair value is disclosed: As at 31 December 2017 198 430 628 As at 31 December 2016 183 421 604 During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2016: Nil). The fair values of the buildings with comparable market price have been estimated using significant observable inputs and calculated by adjusted market price considering the condition and location of the buildings. The fair values of the buildings without comparable market price have been estimated by a discounted cash flow valuation model using significant unobservable inputs such as estimated rental value, rent growth, long term vacancy rate and discounted rate. 20 Lease Prepayments 2017 2016 RMB million RMB million Carrying amount at 1 January 2,064 2,094 Recognised during the year (347) (30) Carrying amount at 31 December 1,717 2,064 Lease prepayments represent unamortised prepayments for land use rights.

165 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 21 Advanced Payments on Acquisition of Aircraft 2017 2016 RMB million RMB million At 1 January 23,357 21,207 Additions 15,681 17,991 Interest capitalised (note 13) 793 749 Transfer to property, plant and equipment (note 18) (15,079) (16,590) At 31 December 24,752 23,357 22 Investments in Associates 2017 2016 RMB million RMB million Unlisted investments, cost 1,116 1,069 Share of net assets 538 467 1,654 1,536 The movements in investments in associates were as follows: 2017 2016 RMB million RMB million At 1 January 1,536 1,543 Additions 47 Share of results of associates 202 148 Share of revaluation on available for sale investments held by an associate 10 (1) Dividend received during the year (141) (154) At 31 December 1,654 1,536

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

22 Investments in Associates (continued)

Particulars of the principal associates, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2017 million	2016 million	2017	2016	
Eastern Air Group Finance Co., Ltd. ("Eastern Air Finance Company")	PRC/Mainland China 6 December 1995	RMB2,000	RMB2,000	25%	25%	Provision of financial services to group companies of CEA Holding
China Eastern Air Catering Investment Co., Ltd.	PRC/Mainland China 17 November 2003	RMB350	RMB350	45%	45%	Provision of air catering services
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. ("Shanghai P&W") (note)	PRC/Mainland China 28 March 2008	USD40	USD40	51%	51%	Provision of aircraft, engine and other related components maintenance services
New Shanghai International Tower Co., Ltd.	PRC/Mainland China 17 November 1992	RMB167	RMB167	20%	20%	Provision of property development and management services
Eastern Aviation Import & Export Co., Ltd. ("Eastern Import & Export")	PRC/Mainland China 9 June 1993	RMB80	RMB80	45%	45%	Provision of aviation equipment and spare parts purchase
Eastern Aviation Advertising Service Co., Ltd. ("Eastern Advertising")	PRC/Mainland China 4 March 1986	RMB200	RMB200	45%	45%	Provision of aviation advertising agency services
Shanghai Collins Aviation Maintenance Service Co., Ltd. ("Collins Aviation")	PRC/Mainland China 27 September 2002	USD7	USD7	35%	35%	Provision of airline electronic product maintenance services

Note:

In 2008, the Company entered into an agreement with United Technologies International Corporation ("Technologies International") to establish Shanghai P&W, in which the Company holds a 51% interest. According to the shareholder's agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

166 China Eastern Airlines Corporation Limited | 2017 Annual Report

167 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 22 Investments in Associates (continued) The following table illustrates the aggregate financial information of the Group?s associates that were not individually material: 2017 2016 RMB million RMB million Share of the associates? profit for the year 202 148 Share of the associates? other comprehensive income 10 (1) Share of the associates? total comprehensive income 212 147 Aggregate carrying amount of the Group?s interests in the associates 1,654 1,536 23 Investments in Joint Ventures 2017 2016 RMB million RMB million Unlisted investments, cost 369 352 Share of net assets 188 172 557 524 The movements in investments in joint ventures were as follows: 2017 2016 RMB million RMB million At 1 January 524 518 Additions 17 Share of results 49 39 Dividend received during the year (33) (33) At 31 December 557 524

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

23 Investments in Joint Ventures (continued)

Particulars of the principal joint ventures, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Paid-up capital		Attributable equity interest		Principal activities
		2017 million	2016 million	2017	2016	
Shanghai Technologies Aerospace Co., Ltd. ("Technologies Aerospace") (note)	PRC/Mainland China 28 September 2004	USD73	USD73	51%	51%	Provision of repair and maintenance services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("Wheels & Brakes")	PRC/Mainland China 28 December 1995	USD2	USD2	40%	40%	Provision of spare parts repair and maintenance services
Eastern China Kaiya System Integration Co., Ltd. ("China Kaiya")	PRC/Mainland China 21 May 1999	RMB10	RMB10	41%	41%	Provision of computer systems development and maintenance services
CAE Melbourne Flight Training Pty Ltd. ("CAE Melbourne")	Australia 9 March 2007	AUD11	AUD11	50%	50%	Provision of flight training services
Shanghai Hute Aviation Technology Co., Ltd. ("Shanghai Hute")	PRC/Mainland China 9 April 2003	RMB30	RMB30	50%	50%	Provision of equipment maintenance services
Xi'an CEA SAFRAN Landing Systems Services Co., Ltd. ("XIESA")	PRC/Mainland China 12 July 2017	USD40	–	50%	–	Provision of aircraft, engine and other related components maintenance services

Note:

Under a joint venture agreement with a joint venture partner of Technologies Aerospace dated 10 March 2003, both parties have agreed to share the control over the economic activities of Technologies Aerospace with the joint venture partner. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

168 China Eastern Airlines Corporation Limited | 2017 Annual Report

169 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 23 Investments in Joint Ventures (continued) The following table illustrates the aggregate financial information of the Group?s joint ventures that were not individually material: 2017 2016 RMB million RMB million Share of the joint ventures? profit for the year 49 39 Share of the joint ventures? total comprehensive income 49 39 Aggregate carrying amount of the Group?s interests in the joint ventures 557 524 24 Available for Sale Investments 2017 2016 RMB million RMB million Listed equity investments, at fair value 693 538 Unlisted equity investments, at cost 107 107 800 645 During the year, the gross gain in respect of the Group?s available for sale investments recognised in other comprehensive income amounted to RMB156 million (2016: RMB100 million). The above investments consist of investments in equity securities which were designated as available for sale investments and have no fixed maturity dates or coupon rates. As at 31 December 2017, certain unlisted equity investments were stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors are of the opinion that their fair value cannot be measured reliably. The Group does not intend to dispose of them in the near future.

170 China Eastern Airlines Corporation Limited 2017 Annual Report (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 25 Other Non Current Assets 2017 2016 RMB million RMB million Deposits relating to aircraft held under operating leases 217 285 Deferred pilot recruitment costs 1,288 1,182 Rebate receivables on aircraft acquisitions 65 83 Rental prepayment 426 Prepayment for acquisition of property, plant and equipment 681 299 Other long term assets 676 694 2,927 2,969 26 Flight Equipment Spare Parts 2017 2016 RMB million RMB million Flight equipment spare parts 2,716 2,713 Less: provision for spare parts (531) (465) 2,185 2,248 Movements in the Group?s provision for impairment of flight equipment spare parts were as follows: 2017 2016 RMB million RMB million At 1 January 465 541 Accrual (note 10) 112 10 Amount written off in relation to disposal of spare parts (1) (86) Disposal of a subsidiary (45) At 31 December 531 465

171 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 27 Trade and Notes Receivables The credit terms given to customers are determined on an individual basis. 2017 2016 RMB million RMB million Trade receivables 2,124 2,630 Notes receivable 30 At 31 December 2,124 2,660 An ageing analysis of the trade and notes receivables as at the end of the reporting period, based on the invoice/billing date, was as follows: 2017 2016 RMB million RMB million Within 90 days 1,912 2,324 91 to 180 days 38 167 181 to 365 days 100 102 Over 365 days 162 182 2,212 2,775 Provision for impairment of trade receivables (88) (115) 2,124 2,660 Trade and notes receivables that were neither overdue nor impaired relate to a large number of independent sales agents for whom there was no recent history of default.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

27 Trade and Notes Receivables (continued)

As at 31 December 2017, trade and notes receivables of RMB131 million (2016: RMB267 million) were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The ageing analysis of these trade and notes receivables was as follows:

	2017 RMB million	2016 RMB million
Past due:		
Within 90 days	38	167
91 to 180 days	93	30
181 to 365 days	–	70
	131	267

Movements in the Group's provision for impairment of trade receivables were as follows:

	2017 RMB million	2016 RMB million
At 1 January	115	216
Impairment losses recognised (note 10)	6	8
Amount written off during the year as uncollectible	(13)	(100)
Impairment losses reversed (note 10)	(9)	(9)
Disposal of a subsidiary	(5)	–
Provision included in held for sale	(6)	–
At 31 December	88	115

Included in the above provision for impairment of trade receivables is a provision for individually impaired trade receivables of RMB46 million (2016: RMB66 million) with a carrying amount before provision of RMB46 million (2016: RMB66 million).

The remaining provision of RMB42 million relate to impaired trade receivables with a carrying amount before provision of RMB123 million as at 31 December 2017 which customers that were in financial difficulties or were in default in interest and/or principal payments and only a portion of the receivables is expected to be recovered.

The net impacts of recognition and reversal of provisions for impaired receivables have been included in "Impairment charges" in profit or loss (note 10). Amounts charged to the allowance account are generally written off when there is no expectation of recovering.

172 China Eastern Airlines Corporation Limited | 2017 Annual Report

173 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 28 Prepayments and Other Receivables 2017 2016 RMB million RMB million Value added tax recoverable 3,662 1,746 Value added tax refundable 1,387 615 Subsidy receivable 1,450 762 Prepaid corporate income tax 139 283 Advance to suppliers 218 2,327 Prepaid aircraft operating lease rentals 319 382 Dividend receivable 183 Rebate receivables on aircraft acquisitions 944 1,489 Rental deposits 200 233 Amounts due from related parties (note 47(c)(i)) 569 616 Deposits relating to aircraft held under operating leases 76 140 Others 365 838 9,512 9,431 Provision for impairment of other receivables (198) (200) 9,314 9,231 29 Restricted Bank Deposits and Short Term Bank Deposits 2017 2016 RMB million RMB million Bank deposits with original maturity over a year 3 Restricted bank deposits 51 40 51 43

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

30 Cash and Cash Equivalents

	2017 RMB million	2016 RMB million
Cash	2	3
Bank balances	4,603	1,692
	4,605	1,695

At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB3,239 million (2016: RMB814 million). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks and financial institutions with no recent history of default.

31 Trade and Bills Payables

An ageing analysis of the trade and bills payables as at the end of the reporting period, was as follows:

	2017 RMB million	2016 RMB million
Within 90 days	2,791	2,994
91 to 180 days	59	57
181 to 365 days	161	83
1 to 2 years	71	77
Over 2 years	102	165
	3,184	3,376

As at 31 December 2017, trade and bills payable balances included amounts due to related parties of RMB241 million (2016: RMB232 million) (note 47(c)(ii)).

As at 31 December 2017, bills payable amounted to RMB1,173 million (2016: RMB1,120 million).

174 China Eastern Airlines Corporation Limited | 2017 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

32 Other Payables and Accruals

	2017 RMB million	2016 RMB million
Salaries, wages and benefits	2,711	3,662
Take-off and landing charges	2,707	2,323
Fuel cost	1,369	1,774
Expenses related to aircraft overhaul conducted	1,760	1,253
Advance from customers	1,342	966
Duties and levies payable	1,483	1,507
Other accrued operating expenses	1,848	1,561
Deposits received from ticket sales agents	549	764
Current portion of other long-term liabilities (note 36)	1,038	635
Staff housing allowance	323	363
Amounts due to related parties (note 47(c)(ii))	2,111	2,534
Current portion of post-retirement benefit obligations (note 37(b))	168	173
Others	2,455	2,735
	19,864	20,250

33 Obligations Under Finance Leases

As at 31 December 2017, the Group had 235 aircraft (2016: 226 aircraft) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors' defined cost of the aircraft. The obligations under finance leases are principally denominated in US dollars.

The future minimum lease payments (including interest), and the present values of the minimum lease payments under finance leases were as follows:

	Minimum lease payments 2017 RMB million	Present values of minimum lease payments 2017 RMB million	Minimum lease payments 2016 RMB million	Present values of minimum lease payments 2016 RMB million
Within one year	11,651	9,241	8,123	6,447
In the second year	10,408	8,162	7,526	6,054
In the third to fifth years, inclusive	27,895	22,847	21,905	18,415
After the fifth year	30,196	26,618	33,277	30,125
Total	80,105	66,868	70,831	61,041
Less: amounts repayable within one year	(11,651)	(9,241)	(8,123)	(6,447)
Long-term portion	68,454	57,627	62,708	54,594

175

176 China Eastern Airlines Corporation Limited 2017 Annual Report (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 34 Borrowings 2017 2016 RMB million RMB million Non current Long term bank borrowings secured (note (a)) 4,816 7,169 unsecured 108 3,435 Guaranteed bonds (note (b)) 10,956 8,476 Unsecured bonds (note (b)) 8,831 8,810 24,711 27,890 Current Current portion of long term bank borrowings secured (note (a)) 1,028 1,724 unsecured 3,103 135 Short term bank borrowings unsecured 24,959 9,983 Short term debentures (note (c)) 10,000 17,000 39,090 28,842 Total borrowings 63,801 56,732 The borrowings are repayable as follows: Within one year 39,090 28,842 In the second year 6,527 4,833 In the third to fifth years, inclusive 8,797 13,281 After the fifth year 9,387 9,776 Total borrowings 63,801 56,732 Notes: (a) As at 31 December 2017, the secured bank borrowings of the Group were secured by the related aircraft and buildings with an aggregate carrying amount of RMB11,207 million (2016: RMB17,559 million) (note 18).

177 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 34 Borrowings (continued) Notes: (continued) (b) On 18 March 2013, the Company issued ten year guaranteed bonds with a principal amount of RMB4.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which are payable annually. The principal of the bonds will mature and be repayable on 18 March 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (note 47(d)). On 15 June 2016, the Company issued three year medium term bonds with a principal amount of RMB3 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.15% per annum, which are payable annually. The principal of the bonds will mature and become repayable on 15 June 2019. On 14 July 2016, the Company issued five year medium term bonds with a principal amount of RMB4 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.39% per annum, which are payable annually. The principal of the bonds will mature and become repayable on 14 July 2021. On 20 July 2016, the Company issued three year medium term bonds with a principal amount of RMB1.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.00% per annum, which are payable annually. The principal of the bonds will mature and become repayable on 20 July 2019. On 28 September 2016, the Company issued three year guaranteed notes with a principal amount of KRW120 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.05% per annum, which are payable semi annually. The principal of the bonds will mature and become repayable on 28 September 2019. Korean Development Bank has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds. On 28 September 2016, the Company issued three year notes with a principal amount of KRW55 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.85% per annum, which are payable semi annually. The principal of the bonds will mature and become repayable on 28 September 2019. On 24 October 2016, the Company issued ten year corporate bonds with a total principal amount of RMB3 billion, of which bonds of RMB1.5 billion bear interest at the rate of 3.03% per annum and the remaining bonds of RMB1.5 billion bear interest at the rate of 3.30% per annum. The interests are payable annually. The principal of the bonds will mature and become repayable on 24 October 2026. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (note 47(d)). On 16 November 2017, Eastern Air Overseas issued three year corporate bonds with a total principal amount of SGD500 million, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.80% per annum. The interests are payable semi annually. The principal of the bonds will mature and become repayable on 16 November 2020. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds. (c) On 21 August 2017, the Company issued short term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 4.16% per annum. On 22 August 2017, the Company issued short term debentures with a principal of RMB3 billion and maturity of 150 days. The debentures bear interest at the rate of 4.25% per annum. On 12 September 2017, the Company issued short term debentures with a principal of RMB2 billion and maturity of 179 days. The debentures bear interest at the rate of 4.25% per annum. On 26 September 2017, the Company issued short term debentures with a principal of RMB2 billion and maturity of 179 days. The debentures bear interest at the rate of 4.20% per annum.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

34 Borrowings (continued)

The terms of the long-term borrowings and bonds were summarised as follows:

	Interest rate and final maturities	2017 RMB million	2016 RMB million
Long-term bank borrowings			
RMB denominated	interest rates ranging from 3.10% to 3.48% with final maturities through 2021 (2016: 3.40% to 4.41%)	3,028	3,278
USD denominated	interest rates ranging from 6-month libor +0.55% to 6-month libor +2.85% with final maturities through 2025 (2016: 6-month libor +0.75% to 6-month libor +3.75%)	2,003	4,970
EUR denominated	interest rates at 3 months Euribor+0.5% with final maturities through 2026 (2016: 3 months Euribor+0.5%)	4,024	4,215
Guaranteed bonds			
RMB denominated	interest rates ranging from 3.03% to 5.05% with final maturities through 2026 (2016: 3.03% to 5.05%)	7,794	7,792
SGD denominated	interest rate at 2.80% with final maturities through 2020	2,435	–
KRW denominated	interest rate at 2.05% with final maturities through 2019 (2016: 2.05%)	727	684
Unsecured bonds			
RMB denominated	interest rates ranging from 3.00% to 3.39% with final maturities through 2021 (2016: from 3.00% to 3.39%)	8,500	8,500
KRW denominated	interest rate at 2.85% with final maturities through 2019 (2016: 2.85%)	331	310
		28,842	29,749

Short-term borrowings of the Group are repayable within one year. As at 31 December 2017, the interest rates relating to such borrowings ranged from 0.70% to 4.35% per annum (2016: 1.49% to 4.35% per annum).

178 China Eastern Airlines Corporation Limited | 2017 Annual Report

179 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 35 Provision for Return Condition Checks for Aircraft Under Operating Leases 2017 2016 RMB million RMB million At 1 January 3,670 3,503 Accrual 1,214 1,010 Utilisation (1,865) (843) At 31 December 3,019 3,670 Less: current portion (981) (1,175) Long term portion 2,038 2,495 In respect of aircraft and engines under operating leases, the Group has obligations to fulfil certain return conditions under the leases. The balance as at 31 December 2017 and 2016 represented the provision for the estimated cost of these return condition checks which is made on a straight line basis over the term of the leases. 36 Other Long Term Liabilities 2017 2016 RMB million RMB million Fair value of unredeemed points awarded under the Group?s frequent flyer programmes 2,030 1,750 Long term duties and levies payable relating to finance leases 1,411 1,608 Other long term payables 1,321 1,151 4,762 4,509 Less: current portion included in other payables and accruals (note 32) (1,038) (635) Long term portion 3,724 3,874 37 Post Retirement Benefit Obligations (a) Pension defined contribution The group companies participate in defined contribution retirement schemes organised by municipal governments of various provinces in which the group companies operate. Substantially all of the Group?s PRC employees are eligible to participate in these defined contribution retirement schemes. In addition, the group companies implemented an additional defined contribution retirement pension scheme for eligible employees since 2014.

180 China Eastern Airlines Corporation Limited 2017 Annual Report (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 37 Post Retirement Benefit Obligations (continued) (b) Post retirement benefits In addition to the above schemes, the Group provides eligible retirees with other post retirement benefits, including retirement subsidies, transportation allowance as well as other welfare. The expected cost of providing these postretirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and etc. The plan is exposed to interest rate risk and the risk of changes in the life expectancy for pensioners. The most recent actuarial valuation of the post retirement benefit obligations was carried out at 31 December 2017 with assistance from a third party consultant using the projected unit credit actuarial valuation method. The post retirement benefit obligations recognised in the consolidated statement of financial position are as follows: 2017 2016 RMB million RMB million Post retirement benefit obligations 2,670 3,063 Less: current portion (168) (173) Long term portion 2,502 2,890 The principal actuarial assumptions utilised as at the end of the reporting period are as follows: 2017 2016 Discount rates for post retirement benefits 4.10% 3.50% Mortality rate China Insurance China Insurance Life Mortality Life Mortality Table (2010 2013). Table (2010 2013). CL5 for Male and CL6 for Female CL5 for Male and CL6 for Female Annual increase rate of post retirement medical expenses 6.50% 6.50% Inflation rate of pension benefits 2.50% 2.50%

181 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 37 Post Retirement Benefit Obligations (continued) (b) Post retirement benefits (continued) A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below: Increase in rate Increase/ (decrease) in post retirement benefit obligations Decrease in rate Increase/ (decrease) in post retirement benefit obligations % RMB million % RMB million 2017 Discount rate for post retirement benefits 0.25 (73) 0.25 77 Annual increase rate of pension benefits 1.00 283 1.00 (240) Annual increase rate of medical expenses 1.00 40 1.00 (33) 2016 Discount rate for post retirement benefits 0.25 (95) 0.25 100 Annual increase rate of pension benefits 1.00 325 1.00 (275) Annual increase rate of medical expenses 1.00 46 1.00 (38) The sensitivity analyses above have been determined based on a method that extrapolates the impact on net post retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period. Expected contributions to be made in the future years out of the post retirement benefit obligations were as follows: 2017 2016 RMB million RMB million Within the next 12 months 168 173 Between 2 and 5 years 679 706 Between 5 and 10 years 851 894 Over 10 years 3,049 3,342 Total expected payments 4,747 5,115 The average duration of the post retirement benefit obligations at the end of 2017 was 13 years (2016: 13 years and a half).

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

37 Post-Retirement Benefit Obligations (continued)

(b) Post-retirement benefits (continued)

The movements in the post-retirement benefit obligations were as follows:

2017

		Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income						
	1 January 2017 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	Transferred out due to disposal of a subsidiary RMB million	31 December 2017 RMB million
Defined benefit obligations/ benefit liability	3,063	–	98	98	(220)	–	96	(124)	(200)	(167)	2,670

2016

		Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income					
	1 January 2016 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	31 December 2016 RMB million
Defined benefit obligations/ benefit liability	2,750	–	88	88	(80)	373	117	410	(185)	3,063

182 China Eastern Airlines Corporation Limited | 2017 Annual Report

183 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 38 Deferred Taxation Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position: 2017 2016 RMB million RMB million Deferred tax assets 122 79 Deferred tax liabilities (18) (86) Net deferred tax assets/(liabilities) 104 (7) Movements in the net deferred tax assets/(liabilities) were as follows: 2017 2016 RMB million RMB million At 1 January (7) 235 Credited/(charged) to profit or loss (note 14) 162 (146) Charged to other comprehensive income (51) (96) At 31 December 104 (7)

184 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 China Eastern Airlines Corporation Limited 2017 Annual Report Notes to the Financial Statements 38 Deferred Taxation (continued) The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following: 2017 2016 RMB million RMB million Deferred tax assets: Impairment provision for obsolete flight equipment spare parts 51 22 Impairment provision for receivables 64 70 Impairment provision for property, plant and equipment 104 11 Derivative financial instruments 82 15 Impairment provision for available for sale investments 25 25 Other payables and accruals 29 88 Aged payables 5 7 360 238 Deferred tax liabilities: Depreciation and amortisation (56) (85) Available for sale investments (162) (123) Derivative financial instruments (38) (37) (256) (245) 104 (7)

185 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 38 Deferred Taxation (continued) Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows: At the beginning of the year (Charged)/ credited to profit or loss (Charged)/ credited to other comprehensive income At the end of the year RMB million RMB million RMB million RMB million For the year ended 31 December 2017 Impairment provision for flight equipment spare parts 22 29 51 Impairment provision for receivables 70 (6) 64 Impairment provision for property, plant and equipment 11 93 104 Derivative financial instruments 15 78 (11) 82 Impairment provision for available for sale investments 25 25 Other payables and accruals 88 (59) 29 Aged payables 7 (2) 5 238 133 (11) 360 Depreciation and amortisation (85) 29 (56) Available for sale investments (123) (39) (162) Derivative financial instruments (37) (1) (38) (245) 29 (40) (256) Net deferred tax assets/(liabilities) (7) 162 (51) 104

186 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 China Eastern Airlines Corporation Limited 2017 Annual Report Notes to the Financial Statements 38 Deferred Taxation (continued) At the beginning of the year (Charged)/ credited to profit or loss (Charged)/ credited to other comprehensive income At the end of the year RMB million RMB million RMB million RMB million For the year ended 31 December 2016 Impairment provision for flight equipment spare parts 43 (21) 22 Impairment provision for receivables 80 (10) 70 Impairment provision for property, plant and equipment 26 (15) 11 Derivative financial instruments 25 (10) 15 Impairment provision for available for sale investments 25 25 Other payables and accruals 89 (1) 88 Tax losses 133 (133) Aged payables 7 7 421 (173) (10) 238 Depreciation and amortisation (136) 51 (85) Available for sale investments (39) (24) (60) (123) Derivative financial instruments (11) (26) (37) (186) 27 (86) (245) Net deferred tax assets/(liabilities) 235 (146) (96) (7)

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

38 Deferred Taxation (continued)

As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognised:

	2017		2016	
	Deferred taxation RMB million	Temporary differences RMB million	Deferred taxation RMB million	Temporary differences RMB million
Tax losses carried forward	42	167	409	1,637
Other deductible temporary differences	6	27	32	128
Total unrecognised deferred tax assets	48	194	441	1,765

In accordance with the PRC tax law, tax losses can be carried forward, for a period of five years, to offset against future taxable income. The Group's tax losses carried forward will expire between 2018 and 2022.

As at 31 December 2017, management carried out an assessment to determine whether future taxable profits will be available to utilise the tax losses and deductible temporary differences. As there are still uncertainties around the Group's future operating results, such as future fuel prices and market competition, management assessed that for certain subsidiaries there are significant uncertainties that future taxable profits will be available and the deferred tax assets arising from aforementioned tax losses and deductible temporary differences were not recognised.

39 Derivative Financial Instruments

	Assets		Liabilities	
	2017 RMB million	2016 RMB million	2017 RMB million	2016 RMB million
At 31 December				
Interest rate swaps (note (a))	151	137	14	47
Forward foreign exchange contracts (note (b))	–	11	311	11
Total	151	148	325	58
Less: current portion				
— Forward foreign exchange contracts	–	(11)	(324)	(11)
Non-current portion	151	137	1	47

Notes:

(a) Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (note 40). The interest rate swaps entered into by the Group for swapping floating interest rates, usually referenced to LIBOR, into fixed rates are accounted for as cash flow hedges. As at 31 December 2017, the notional amount of the outstanding interest rate swap agreements was approximately USD1,420 million (2016: USD1,636 million). These agreements will expire between 2018 and 2025.

187

188 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 China Eastern Airlines Corporation Limited 2017 Annual Report Notes to the Financial Statements 39 Derivative Financial Instruments (continued) (a) Interest rate swaps (continued) Realised and unrealised gains and losses arising from the valuation of these interest rate swaps have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows: 2017 2016 RMB million RMB million Realised losses (recorded in finance costs) (63) (122) Unrealised mark to market gains cash flow hedges (recognised in other comprehensive income) 47 166 fair value hedges (recognised in (loss)/gain on fair value changes of derivative financial instruments) 2 (16) 46 (b) Forward foreign exchange contracts The Group uses foreign exchange forward contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (note 3). The Group?s foreign exchange forward contracts for selling RMB and purchasing USD at fixed exchange rates are accounted for as fair value hedges. As at 31 December 2017, the notional amount of the outstanding currency forward contracts was approximately USD829 million (2016: USD440 million), which will expire in 2018. Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows: 2017 2016 RMB million RMB million Realised (losses)/gains (recorded in finance costs) (177) 5 Unrealised mark to market losses cash flow hedges (recognised in other comprehensive income) (16) fair value hedges (recognised in (loss)/gain on fair value changes of derivative financial instruments) (311) (488) (11)

189 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 40 Financial Assets and Financial Liabilities (a) Financial instruments by category Loans and receivables Derivatives used for hedging Available for sale Total RMB million RMB million RMB million RMB million 2017 Financial assets Available for sale investments 800 800 Derivative financial instruments 151 151 Trade and notes receivables 2,124 2,124 Prepayments and other receivables 3,913 3,913 Restricted bank deposits and short term bank deposits 51 51 Cash and cash equivalents 4,605 4,605 Other non current assets 293 293 Total 10,986 151 800 11,937 Derivatives used for hedging Loans and borrowings Total RMB million RMB million RMB million 2017 Financial liabilities Borrowings 63,801 63,801 Obligations under finance leases 66,868 66,868 Derivative financial instruments 325 325 Trade and bills payables 3,184 3,184 Other payables and accruals 12,964 12,964 Total 325 146,817 147,142

190 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 China Eastern Airlines Corporation Limited 2017 Annual Report Notes to the Financial Statements 40 Financial Assets and Financial Liabilities (continued) (a) Financial instruments by category (continued) Loans and receivables Derivatives used for hedging Available for sale Total RMB million RMB million RMB million RMB million 2016 Financial assets Available for sale investments 645 645 Derivative financial instruments 148 148 Trade and notes receivables 2,660 2,660 Prepayments and other receivables 2,937 2,937 Restricted bank deposits and short term bank deposits 43 43 Cash and cash equivalents 1,695 1,695 Other non current assets 285 285 Total 7,620 148 645 8,413 Derivatives used for hedging Loans and borrowings Total RMB million RMB million RMB million 2016 Financial liabilities Borrowings 56,732 56,732 Obligations under finance leases 61,041 61,041 Derivative financial instruments 58 58 Trade and bills payables 3,376 3,376 Other payables and accruals 12,942 12,942 Total 58 134,091 134,149

191 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 40 Financial Assets and Financial Liabilities (continued) (b) Financial risk factors The Group?s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk and liquidity risk. The Group?s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group?s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary. Risk management is carried out by a central treasury department (the ?Group Treasury?) under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group?s operating units. The overall risk management strategies, as well as written policies covering specific areas, such as foreign currency risk, interest rate risk, credit risk, use of derivative financial instruments and non derivative financial instruments were approved by the Board. Foreign currency risk The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group?s major liability item (mainly resulting from purchases of aircraft) is mainly priced and settled in foreign currencies, primarily USD. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB. The RMB is not freely convertible into other currencies, however, under Mainland China?s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business. In addition, fluctuations in foreign currency exchange rates will affect the Group?s future costs for purchases of aircraft, flight equipment and aviation fuel, and take off and landing charges in foreign airports. The Group entered into certain foreign exchange forward contracts to manage part of these foreign currency risks. As at 31 December 2017, the foreign exchange forward contracts at notional value were RMB5,415 million. Details of foreign currency forward contracts are disclosed in note 39(b) to the financial statements.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

40 Financial Assets and Financial Liabilities (continued)

(b) Financial risk factors (continued)

Foreign currency risk (continued)

The following tables detail the Group's exposure to major currency risk at the reporting dates:

	2017			
	USD	EUR	SGD	KRW
	RMB million	RMB million	RMB million	RMB million
Trade receivables	31	3	16	16
Cash and cash equivalents	961	74	28	—
Other receivables	1,065	—	1	131
Other non-current assets	206	—	—	—
Trade and other payables	(111)	—	(6)	—
Obligations under finance leases	(29,254)	—	(627)	—
Borrowings	(7,555)	(4,921)	(2,435)	(1,058)

	2016			
	USD	EUR	JPY	KRW
	RMB million	RMB million	RMB million	RMB million
Trade receivables	79	99	2	27
Cash and cash equivalents	702	39	15	—
Other receivables	1,636	—	8	125
Other non-current assets	267	—	—	—
Trade and other payables	(123)	—	(2)	(1)
Obligations under finance leases	(44,913)	—	(326)	—
Borrowings	(7,953)	(4,215)	—	(1,008)

The following tables indicate the approximate change in the Group's consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting dates:

	2017		2016	
	Effect on profit or loss	Effect on other comprehensive income	Effect on profit or loss	Effect on other comprehensive income
	RMB million	RMB million	RMB million	RMB million
If RMB (weakens)/strengthens against USD	(260)/260	41/(41)	(377)/377	23/(23)
If RMB (weakens)/strengthens against EUR	(36)/36	—	(31)/31	—
If RMB (weakens)/strengthens against JPY	(1)/1	—	(2)/2	—
If RMB (weakens)/strengthens against KRW	(7)/7	—	(6)/6	—

192 China Eastern Airlines Corporation Limited | 2017 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

40 Financial Assets and Financial Liabilities (continued)

(b) Financial risk factors (continued)

Interest rate risk

The Group's interest rate risk primarily arises from borrowings and obligations under finance leases. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings and finance leases issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the proportion of borrowings and finance leases issued at variable rates and fixed rates based on the market environment.

The Group's finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and finance leases issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in notes 34 and 39(a) to the financial statements.

The following tables detail the interest rate profiles of the Group's interest-bearing financial instruments at the reporting dates:

	2017 RMB million	2016 RMB million
Floating rate instruments		
Cash and cash equivalents	4,605	1,695
Restricted bank deposits and short-term bank deposits	51	43
Borrowings	(13,272)	(15,419)
Obligations under finance leases	(66,868)	(61,041)
Interest rate swap at notional amount	9,280	11,352

	2017 RMB million	2016 RMB million
Fixed rate instruments		
Borrowings	(50,529)	(41,313)

The following table indicates the approximate change in the Group's profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant:

	2017		2016	
	Effect on profit or loss RMB million	Effect on other comprehensive income RMB million	Effect on profit or loss RMB million	Effect on other comprehensive income RMB million
Floating rate instruments	(142)	17	(140)	21

193

194 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 China Eastern Airlines Corporation Limited 2017 Annual Report Notes to the Financial Statements 40 Financial Assets and Financial Liabilities (continued) (b) Financial risk factors (continued) Fuel price risk The Group?s results of operations may be significantly affected by fluctuations in fuel prices which is a major expense component for the Group. Aircraft fuel accounted for approximately 25% of the Group?s operating expenses (2016: 21%). As at 31 December 2017, the Group had no open crude oil option contracts. For the year ended 31 December 2017, if fuel price had been 5% higher/lower with all other variables held constant, the Group?s fuel cost would have been RMB1,257 million higher/lower (2016: RMB981 million higher/lower). Credit risk The Group?s credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents. A significant portion of the Group?s air tickets is sold by sales agents participating in the Billing and Settlements Plan (?BSP?), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB717 million as at 31 December 2017 (2016: approximately RMB922 million). The credit risk exposure to BSP agents and the remaining trade and notes receivables are maintained by the Group on an on going basis and the allowance for impairment of doubtful debts is within management?s expectations. The Group?s cash management policy is to deposit cash and cash equivalents mainly in state owned banks and other reputable banks and finance institutions. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (note 47(c)(iii)). Management does not expect any loss to arise from nonperformance by these banks and the financial institution. Transactions in relation to derivative financial instruments are only carried out with reputable banks and financial institutions. The Group has policies that limit the amount of credit exposure to any bank and financial institution. Management does not expect any losses from non performance by these banks and financial institutions.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

40 Financial Assets and Financial Liabilities (continued)

(b) Financial risk factors (continued)

Liquidity risk

The Group's primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The table below analyses the Group's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year RMB million	1 and 2 years RMB million	2 and 5 years RMB million	Over 5 years RMB million	Total RMB million
At 31 December 2017					
Borrowings	41,060	7,325	10,161	10,014	68,560
Derivative financial instruments	324	—	1	—	325
Obligations under finance leases	11,651	10,408	27,895	30,196	80,150
Trade, bills and other payables	16,148	—	—	—	16,148
Total	69,183	17,733	38,057	40,210	165,183

	Less than 1 year RMB million	1 and 2 years RMB million	2 and 5 years RMB million	Over 5 years RMB million	Total RMB million
At 31 December 2016					
Borrowings	30,262	5,670	14,961	10,813	61,706
Derivative financial instruments	11	33	8	6	58
Obligations under finance leases	8,123	7,526	21,905	33,277	70,831
Trade, bills and other payables	16,318	—	—	—	16,318
Total	54,714	13,229	36,874	44,096	148,913

195

196 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 China Eastern Airlines Corporation Limited 2017 Annual Report Notes to the Financial Statements 40 Financial Assets and Financial Liabilities (continued) (c) Capital risk management The primary objectives of the Group?s capital management are to safeguard the Group?s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders? value. The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2017 and 31 December 2016. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios at 31 December 2017 and 2016 were as follows: 2017 2016 RMB million RMB million Total liabilities 170,949 159,958 Total assets 229,727 212,324 Debt ratio 0.74 0.75 (d) Fair value estimation of financial assets and liabilities Financial instruments not measured at fair value The carrying amounts and fair values of the Group?s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows: 2017 2016 Carrying amounts Fair values Carrying amounts Fair values RMB million RMB million RMB million RMB million Financial assets Deposits relating to aircraft held under operating leases included in other non current assets 217 193 285 258 Financial liabilities Long term borrowings 24,711 23,812 27,890 28,075 Obligations under finance leases 57,627 57,352 54,594 50,408 Total 82,338 81,164 82,484 78,483

197 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 40 Financial Assets and Financial Liabilities (continued) (d) Fair value estimation of financial assets and liabilities (continued) Financial instruments not measured at fair value (continued) Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short term bank deposits, trade and notes receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short term bank borrowings and short term guaranteed bonds approximate to their carrying amounts largely due to the short term maturities of these instruments. The fair values of the deposits relating to aircraft held under operating leases included in other non current assets, long term borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. Financial instruments measured at fair value The Group enters into derivative financial instruments, including forward currency contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 31 December 2017, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

198 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 China Eastern Airlines Corporation Limited 2017 Annual Report Notes to the Financial Statements 40 Financial Assets and Financial Liabilities (continued) (d) Fair value estimation of financial assets and liabilities (continued) Fair value hierarchy The following tables illustrate the fair value measurement hierarchy of the Group?s financial instruments: Assets and liabilities measured at fair value: As at 31 December 2017 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Assets Derivative financial instruments Interest rate swaps (note 39(a)) 151 151 Available for sale financial Assets (note 24) 693 693 Total 693 151 844 Liabilities Derivative financial instruments Forward foreign exchange contracts (note 39(b)) 311 311 Interest rate swaps (note 39(a)) 14 14 Total 325 325

199 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 40 Financial Assets and Financial Liabilities (continued) (d) Fair value estimation of financial assets and liabilities (continued) Fair value hierarchy (continued) As at 31 December 2016 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Assets Derivative financial instruments Forward foreign exchange contracts (note 39(b)) 11 11 Interest rate swaps (note 39(a)) 137 137 Available for sale financial Assets (note 24) 538 538 Total 538 148 686 Liabilities Derivative financial instruments Forward foreign exchange contracts (note 39(b)) 11 11 Interest rate swaps (note 39(a)) 47 47 Total 58 58 The fair value of financial instruments traded in active markets was based on quoted market prices at the reporting dates. Available for sale investments are listed A share and listed H share stock investments. The fair values of derivative financial instruments are determined by using valuation techniques. These valuation techniques use applicable models and maximise the use of observable market data where it is available and also use quoted market prices or dealer quotes for reference.

200 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 China Eastern Airlines Corporation Limited 2017 Annual Report Notes to the Financial Statements 40 Financial Assets and Financial Liabilities (continued) (d) Fair value estimation of financial assets and liabilities (continued) Fair value hierarchy (continued) Assets and liabilities for which fair values are disclosed: As at 31 December 2017 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Assets Deposits relating to aircraft held under operating leases included in other long term assets 193 193 Liabilities Long term borrowings 2,678 21,134 23,812 Obligations under finance leases 57,352 57,352 Total 2,678 78,486 81,164 As at 31 December 2016 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Assets Deposits relating to aircraft held under operating leases included in other long term assets 258 258 Liabilities Long term borrowings 28,075 28,075 Obligations under finance leases 50,408 50,408 Total 78,483 78,483

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

41 Share Capital

	2017 RMB million	2016 RMB million
Registered, issued and fully paid of RMB1.00 each		
A shares listed on The Shanghai Stock Exchange ("A Shares")		
—Tradable shares held by Shanghai Licheng Information Technology Consulting Co., Ltd. with trading moratorium	–	466
—Tradable shares held by China National Aviation Fuel Holding Company with trading moratorium	–	466
—Tradable shares held by China COSCO Shipping Corporation Limited with trading moratorium	–	233
—Tradable shares held by Caitong Fund Management Co., Ltd. with trading moratorium	–	162
—Tradable shares without trading moratorium	9,808	8,481
	9,808	9,808
H shares listed on The Stock Exchange of Hong Kong Limited ("H Shares")	4,659	4,659
	14,467	14,467

Pursuant to articles 49 and 50 of the Company's articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

A summary of movements in the Company's share capital is as follows:

	Number of shares in issue
At 1 January 2017	14,467
Issue of shares	–
At 31 December 2017	14,467

201

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

42 Reserves

	Share premium RMB million	Capital reserve (note (a)) RMB million	Hedging reserve RMB million	Statutory reserve (note (b)) RMB million	Other reserves RMB million	Retained profits RMB million	Total RMB million
At 1 January 2016	22,327	(778)	(51)	184	(2,579)	5,168	24,271
Unrealised gains on cash flow hedges (note 39)	–	–	107	–	–	–	107
Fair value movements in available-for-sale investments	–	–	–	–	36	–	36
Fair value changes of available-for-sale investments held by an associate	–	–	–	–	(1)	–	(1)
Actuarial gains on post-retirement benefit obligations	–	–	–	–	(403)	–	(403)
Transfer from retained profits	–	–	–	144	–	(144)	–
Issue of shares	7,213	–	–	–	–	–	7,213
Profit for the year	–	–	–	–	–	4,498	4,498
Interim 2016 dividend (note 48)	–	–	–	–	–	(738)	(738)
At 31 December 2016	29,540	(778)	56	328	(2,947)	8,784	34,983
At 1 January 2017	29,540	(778)	56	328	(2,947)	8,784	34,983
Unrealised gains on cash flow hedges (note 39)	–	–	35	–	–	–	35
Fair value movements in available-for-sale investments	–	–	–	–	110	–	110
Fair value changes of available-for-sale investments held by an associate	–	–	–	–	10	–	10
Actuarial gains on post-retirement benefit obligations	–	–	–	–	122	–	122
Transfer from retained profits	–	–	–	212	–	(212)	–
Profit for the year	–	–	–	–	–	6,342	6,342
Final 2016 dividend	–	–	–	–	–	(709)	(709)
At 31 December 2017	29,540	(778)	91	540	(2,705)	14,205	40,893

Notes:

(a) Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of a group restructuring carried out in June 1996 for the purpose of the Company's listing.

(b) Reserve funds

According to the PRC Company Law, the Company is required to transfer a portion of the profits to the statutory reserve. The transfer to this reserve must be made before distribution of dividends to shareholders and when there are retained profits at the end of the financial year.

202 China Eastern Airlines Corporation Limited | 2017 Annual Report

203 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 43 Disposal of a Subsidiary On 29 November 2016, the Company entered into a share purchase agreement with Eastern Airlines Industry Investment Co., Ltd., a wholly owned subsidiary of CEA Holding, to transfer its 100% equity interest in Eastern Air Logistics Co., Ltd., a wholly owned subsidiary of the Company (the ?Transfer?). As of 8 February 2017, the Transfer has been completed. 8 Feb 2017 RMB million Net assets disposed of: Intangible assets (note 17) 14 Property, plant and equipment (note 18) 2,019 Lease prepayments 305 Other non current assets 429 Deferred tax assets 4 Flight equipment spare parts 59 Trade receivables 1,097 Prepayments and other receivables 670 Cash and cash equivalents 536 Restricted bank deposits 1 Sales in advance of carriage (124) Trade payables (1,915) Other payables and accruals (1,090) Income tax payable (26) Obligations under finance leases (409) Borrowings (262) Provision for return condition checks for aircraft under operating leases (511) Other long term liabilities (47) Post retirement benefit obligations (158) Non controlling interests 87 Net assets 679 Gain on disposal of a subsidiary 1,754 Satisfied by: Cash 2,433 An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows: 8 Feb 2017 RMB million Cash consideration 2,433 Cash and bank balances disposed of (536) Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary 1,897

204 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 China Eastern Airlines Corporation Limited 2017 Annual Report Notes to the Financial Statements 44 Partly Owned Subsidiaries with Material Non Controlling Interests Details of the Group?s subsidiaries that have material non controlling interests are set out below: 2017 2016 Percentage of equity interest held by non controlling interests: CEA Jiangsu 37.44% 37.44% CEA Yunnan 9.64% 9.64% CEA Wuhan 40.00% 40.00% China Cargo 17.00% 2017 RMB million 2016 RMB million Profit for the year allocated to non controlling interests: CEA Jiangsu 216 191 CEA Yunnan 67 75 CEA Wuhan 178 173 China Cargo 3 29 Dividends paid to non controlling interests of CEA Jiangsu 37 56 Dividends paid to non controlling interests of CEA Wuhan 22 Accumulated balances of non controlling interests at the reporting dates: CEA Jiangsu 1,416 1,236 CEA Yunnan 641 574 CEA Wuhan 1,393 1,249 China Cargo (105)

205 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 44 Partly Owned Subsidiaries With Material Non Controlling Interests (continued) The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter company eliminations: 2017 CEA Jiangsu RMB million CEA Yunnan RMB million CEA Wuhan RMB million China Cargo RMB million Revenue 8,257 8,939 4,289 507 Total expenses 7,680 8,244 3,843 462 Profit for the year 577 695 446 45 Total comprehensive income for the year 580 695 461 45 Current assets 1,124 1,230 79 Non current assets 9,313 16,171 7,047 Current liabilities 2,260 4,471 1,576 Non current liabilities 4,395 6,282 2,067 Net cash flows from operating activities 1,491 1,230 846 Net cash flows used in investing activities (588) (274) (156) Net cash flows used in financing activities (894) (948) (682) Effect of foreign exchange rate changes, net Net increase in cash and cash equivalents 9 8 8

206 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 China Eastern Airlines Corporation Limited 2017 Annual Report Notes to the Financial Statements 44 Partly Owned Subsidiaries With Material Non Controlling Interests (continued) 2016 CEA Jiangsu RMB million CEA Yunnan RMB million CEA Wuhan RMB million China Cargo RMB million Revenue 7,298 9,054 3,706 3,770 Total expenses 6,787 8,280 3,273 3,598 Profit for the year 511 774 433 172 Total comprehensive income for the year 503 774 438 157 Current assets 1,260 990 79 1,595 Non current assets 8,163 16,153 6,108 1,525 Current liabilities 1,971 3,056 1,216 2,834 Non current liabilities 4,149 8,134 1,849 889 Net cash flows from/(used in) operating activities 1,937 3,178 (196) 279 Net cash flows (used in)/from investing activities (675) (1,098) 428 11 Net cash flows used in financing activities (1,301) (2,096) (241) (11) Effect of foreign exchange rate changes, net (1) Net (decrease)/increase in cash and cash equivalents (39) (16) (9) 278

207 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 45 Notes to the Consolidated Statement of Cash Flows (a) Cash generated from operations 2017 RMB million 2016 RMB million Profit before income tax 8,610 6,497 Adjustments for: Depreciation of property, plant and equipment and amortisation of other non current assets 13,769 12,345 Amortisation of intangible assets 143 129 Depreciation of investment properties 12 11 Amortisation of lease prepayments 45 63 Gain on disposal of property, plant and equipment (13) (74) Gain on disposal of lease prepayments (5) (3) Gain on disposal of an investment in a subsidiary (1,754) Gain on disposal of an investment in an associate (12) (12) Gain on disposal of available for sale investments (4) (95) Dividend income from available for sale investments (33) (28) Share of results of associates (202) (148) Share of results of joint ventures (49) (39) Net foreign exchange (gain)/loss (2,378) 3,246 Loss/(gain) on fair value changes of derivative financial instruments 311 (2) Impairment charges 491 29 Interest income (111) (96) Interest expense 3,184 2,641 Operating profit before working capital changes 22,004 24,464 Changes in working capital Flight equipment spare parts (109) (202) Trade and notes receivables (500) 208 Prepayments and other receivables (753) (839) Restricted bank deposits and short term bank deposits (8) (8) Sales in advance of carriage (569) 1,836 Trade and bills payables 1,725 (336) Other payables and accruals 340 1,424 Staff housing allowances 62 (57) Other long term liabilities (728) (883) Post retirement benefit obligations (217) 321 Provision for return condition checks for aircraft under operating leases (139) 167 Operating lease deposits 59 Cash generated from operations 21,108 26,154

208 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 China Eastern Airlines Corporation Limited 2017 Annual Report Notes to the Financial Statements 45 Notes to the Consolidated Statement of Cash Flows (continued) (b) Major non cash transactions 2017 RMB million 2016 RMB million Finance lease obligations incurred for acquisition of aircraft 6,865 8,838 (c) Changes in liabilities arising from financing activities Bank and other loans RMB million Obligations under finance leases RMB million At 1 January 2017 56,732 61,041 Changes from financing cash flow 7,450 (10,587) Reclassified as part of the disposal group (262) (409) Foreign exchange movement (119) (2,362) New finance leases 19,185 At 31 December 2017 63,801 66,868 46 Commitments (a) Capital commitments The Group had the following capital commitments: 2017 RMB million 2016 RMB million Contracted for: Aircraft, engines and flight equipment (note) 87,030 123,019 Other property, plant and equipment 7,572 9,550 Investments 208 140 94,810 132,709 Note: Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts, were expected to be paid as follows:

209 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 46 Commitments (continued) (a) Capital commitments (continued) 2017 RMB million 2016 RMB million Within one year 28,322 28,384 In the second year 27,516 32,306 In the third year 19,273 28,983 In the fourth year 7,829 18,334 Over four years 4,090 15,012 87,030 123,019 The above capital commitments represent the future outflow of cash or other resources. (b) Operating lease commitments As at the reporting date, the Group had commitments to pay future minimum lease rentals under operating leases as follows: 2017 RMB million 2016 RMB million Aircraft, engines and flight equipment Within one year 3,048 3,814 In the second year 2,559 3,124 In the third to fifth years, inclusive 7,112 7,616 After the fifth year 7,528 7,605 20,247 22,159 Land and buildings Within one year 332 362 In the second year 164 225 In the third to fifth years, inclusive 156 411 After the fifth year 37 732 689 1,730 20,936 23,889

210 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 China Eastern Airlines Corporation Limited 2017 Annual Report Notes to the Financial Statements 47 Related Party Transactions The Group is controlled by CEA Holding, which directly owns 35.06% of the Company?s shares as at 31 December 2017 (2016: 35.06%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Ltd., two wholly owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 18.15% and 3.16% respectively as at 31 December 2017 (2016: 18.15% and 3.16%). The Company is a state owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 ?Related Party Disclosures?, governmentrelated entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government related entities and their subsidiaries (?Other State owned Enterprises?), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members. For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed. (a) Nature of related parties that do not control or controlled by the Group: Name of related party Relationship with the Group Eastern Air Finance Company Associate of the Company Eastern Aviation Import & Export Co., Ltd. and its subsidiaries (?Eastern Import & Export?) Associate of the Company Shanghai P&W Associate of the Company Eastern Advertising Associate of the Company Collins Aviation Associate of the Company CAE Melbourne Joint venture of the Company Wheels & Brakes Joint venture of the Company Technologies Aerospace Joint venture of the Company China Kaiya Joint venture of the Company Shanghai Hute Joint venture of the Company CEA Development Co., Limited and its subsidiaries (?CEA Development?) Controlled by the same parent company China Eastern Air Catering Investment Co., Limited and its subsidiaries (?Eastern Air Catering?) Controlled by the same parent company CES International Financial Leasing Corporation Limited and its subsidiaries (?CES Lease Company?) Controlled by the same parent company Shanghai Eastern Airlines Investment Co., Ltd. (?Eastern Investment?) Controlled by the same parent company Shanghai Eastern Airlines Logistics Co., Ltd. and its subsidiaries (?Eastern Logistics?) (Note) Controlled by the same parent company Eastern Airlines Industry Investment Company Limited (?Eastern Airlines Industry Investment?) Controlled by the same parent company TravelSky Technology Limited (?TravelSky?) A director and vice president of the Company is a director of Travelsky China Aviation Supplies Holding Company and its A director and vice president of the Company subsidiaries (?CASC?) is a director of CASC Air France KLM Group (?AFK?) A director and vice president of the Company is a director of AFK Note: Eastern Logistics has become a related party of the Group as it was acquired by Eastern Airlines Industry Investment at of 8 February 2017 and ceased to be a subsidiary of the Company.

211 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 47 Related Party Transactions (continued) (b) Related party transactions Pricing policy and process Income or receipts/ (expense or payments) Nature of transaction decision Related party 2017 RMB million 2016 RMB million Interest income on deposits Eastern Air Finance (iv) 29 23 Company Interest expense on loans Eastern Air Finance (iv) (2) (10) Company CEA Holding (iv) (1) (1) Handling charges for purchase of Eastern Import & Export (ii) (145) (105) aircraft, flight, equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines* Repairs and maintenance expense Wheels & Brakes (ii) (152) (176) for aircraft and engines Technologies Aerospace (ii) (276) (252) Shanghai P&W (ii) (2,538) (2,049) Shanghai Hute (ii) (60) (84) Supply of cabin cleaning services Eastern Advertising (ii) (22) (21) Advertising expense* Eastern Advertising (ii) (23) (36) Media royalty fee Eastern Advertising (iii) 15 17 Supply of logistics services Eastern Import & Export (ii) (87) (72) Supply of system services China Kaiya (ii) (44) (79) Supply of food and beverages* Eastern Air Catering (i) (1,254) (1,054) CEA Development (i) (72) (51) Eastern Import & Export (i) (58) (50) Cargo handling income Eastern Import & Export (iii) 15 Automobile maintenance service, CEA Development (ii) (68) (86) aircraft maintenance, providing transportation automobile and other products* Equipment maintenance fee Collins Aviation (ii) (62) (30) CEA Development (ii) (53) (11) Property management and CEA Development (ii) (75) (59) green maintenance expenses Supply of hotel accommodation CEA Development (ii) (104) (91) service Land and building rental* CEA Holding (ii) (54) (54)

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

47 Related Party Transactions (continued)

(b) Related party transactions (continued)

Nature of transaction decision	Related party	Pricing policy and process	Income or receipts/ (expense or payments) 2017 RMB million	2016 RMB million
Cargo terminal business support services*	Eastern Logistics	(ii)&(vi)	(281)	–
Bellyhold space management*	Eastern Logistics	(ii)&(vi)	(117)	–
Transfer of the pilots	Eastern Logistics	(ii)&(vi)	(7)	–
Freight logistics support services*	Eastern Logistics	(ii)&(vi)	100	–
Bellyhold container Management	Eastern Logistics	(ii)&(vi)	(9)	–
Payments on finance leases*	CES Lease Company	(ii)	(1,997)	(2,721)
Payments on operating leases*	CES Lease Company	(ii)	(25)	–
Disposal of a subsidiary	Eastern Airlines Industry Investment	(v)	2,433	–
Civil aviation information network services**	TravelSky	(ii)	(551)	(590)
Flight training fee	CAE Melbourne	(ii)	(138)	(68)
Flight equipment spare parts maintenance**	CASC	(ii)	(98)	–
Payments on aviation transportation cooperation and support services**	AFK	(ii)	(399)	–
Aviation transportation cooperation and support services**	AFK	(ii)	622	–

(i) The Group's pricing policies on products purchased from related parties are mutually agreed between the contract parties.

(ii) The Group's pricing policies on services provided by related parties are mutually agreed between the contract parties.

(iii) The Group's pricing policies on services provided to related parties are mutually agreed between the contract parties.

(iv) The Group's pricing policies on related party interest rates are mutually agreed between the contract parties by reference to the benchmark interest rates.

(v) The Group's pricing policies on transfer of equity or disposal of investments are mutually agreed based on the valuation prices.

(vi) The Group's related party transactions with Eastern logistics only includes the transactions made after the disposal (Note 43).

212 China Eastern Airlines Corporation Limited | 2017 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

47 Related Party Transactions (continued)

(b) Related party transactions (continued)

* These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

** This related party transaction constitutes a continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

During the years ended 31 December 2017 and 2016, the Group's significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

(c) Balances with related parties

(i) Amounts due from related parties

	2017 RMB million	2016 RMB million
Trade receivables		
Eastern Logistics	**194**	—
Eastern Air Catering	**1**	—
	195	—

	2017 RMB million	2016 RMB million
Prepayments and other receivables		
Eastern Import & Export	**379**	536
Technologies Aerospace	**10**	16
Eastern Air Catering	**135**	57
Eastern Advertising	**29**	—
CEA development	**2**	2
CEA Holding	**9**	—
TravelSky	**5**	—
Others	**—**	5
	569	616

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

213

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

47 Related Party Transactions (continued)

(c) Balances with related parties (continued)

(ii) Amounts due to related parties

	2017 RMB million	2016 RMB million
Trade and bills payables		
Eastern Import & Export	51	85
Eastern Air Catering	31	37
Technologies Aerospace	105	45
CEA development	25	19
Collins Aviation	1	2
CEA Holding	4	3
CASC	9	18
Shanghai Hute	14	19
Others	1	4
	241	232

	2017 RMB million	2016 RMB million
Other payables and accruals		
Eastern Import & Export	2	240
Shanghai P&W	578	324
Eastern Air Catering	10	166
CEA Holding	302	303
Shanghai Hute	11	20
Technologies Aerospace	1	29
Wheels & Brakes	16	26
CEA Development	50	72
TravelSky	551	963
Eastern Advertising	2	18
CAE Melbourne	316	368
Eastern Investment	269	—
Others	3	5
	2,111	2,534

214 China Eastern Airlines Corporation Limited | 2017 Annual Report

215 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 47 Related Party Transactions (continued) (c) Balances with related parties (continued) (ii) Amounts due to related parties (continued) 2017 RMB million 2016 RMB million Obligations under finance leases CES Lease Company 11,934 5,521 Except for the amounts due to CES Lease Company, which are related to the aircraft under finance leases, all other amounts due to related parties are interest free and payable within normal credit terms given by trade creditors. (iii) Short term deposits and borrowings with associates and CEA Holding Average interest rate 2017 2016 2017 RMB million 2016 RMB million Short term deposits (included in cash and cash equivalents) Eastern Air Finance Company 0.35% 0.35% 4,053 1,296 Long term borrowings (included in borrowings) CEA Holding 3.48% 3.48% 28 28 (d) Guarantees by the holding company As at 31 December 2017, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2016: RMB7.8 billion) (note 34(b)). (e) Key management compensation The compensation paid or payable to key management for employee services mainly comprising of salaries and other short term employee benefits was analysed as follows: 2017 RMB million 2016 RMB million Directors and supervisors 3 2 Senior management 6 4 9 6

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2017

48 Dividends

	2017 RMB million	2016 RMB million
Interim – Nil (2016: RMB5.1 cents) per ordinary share	–	738
Proposed Final – RMB5.1 cents (2016: RMB4.9 cents) per ordinary share	740	709
	740	1,447

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

49 Events after the Reporting Period

On 29 March 2018, the Board considered and approved the 2017 annual profit distribution proposal. It was recommended by the Board that the 2017 annual distribution be approximately RMB740.3 million in cash. Based on the total share capital of 14,467,585,682 shares of the Company, the cash distribution per share would be RMB0.051 (before tax) in cash which will be distributed to holders of A shares of the Company in RMB and to holders of H shares of the Company in HKD.

On 2 February 2018, the application for the listing of bonds denominated in Japanese Yen of the Company was approved by Tokyo Stock Exchange. On 19 March 2018, the Company issued three series of JPY-denominated credit enhanced bonds with total principal of JPY50.0 billion and maturities through 2021. The first series of JPY-denominated credit enhanced bonds bears interest at the rate of 0.33% per annum and the other two series bear interest at the rate of 0.64% per annum.

On 19 January 2018, with an aim to carry out the work of changing aircraft leasing from overseas operating lease to domestic operating lease for not more than 67 aircraft, the Board agreed the Company to invest and establish not more than 67 special purpose vehicles in Dongjiang Free Trade Port Zone of Tianjin with the aggregate guarantee amount not exceeding RMB9.8 billion. The guarantee was considered and approved at the general meeting of the Company held on 8 February 2018.

216 China Eastern Airlines Corporation Limited | 2017 Annual Report

217 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 50 Statement of Financial Position of the Company Information about the statement of financial position of the Company at the end of the reporting period is as follows: 31 December 31 December 2017 2016 RMB million RMB million Non current assets Intangible assets 11,580 11,598 Property, plant and equipment 109,399 98,515 Investment properties 27 31 Lease prepayments 1,048 1,078 Advanced payments on acquisition of aircraft 24,751 23,357 Investments in subsidiaries 12,553 14,216 Investments in associates 1,023 1,009 Investments in joint ventures 339 323 Available for sale investments 713 570 Other non current assets 2,256 2,123 Deferred tax assets 45 Derivative financial instruments 151 137 163,885 152,957 Current assets Flight equipment spare parts 38 38 Trade and notes receivables 2,813 6,305 Prepayments and other receivables 19,495 17,263 Derivative financial instruments 11 Restricted bank deposits and short term bank deposits 32 26 Cash and cash equivalents 3,882 976 26,260 24,619 Current liabilities Sales in advance of carriage 6,869 7,294 Trade and bills payables 5,605 7,438 Other payables and accruals 21,894 22,993 Current portion of obligations under finance leases 6,836 4,002 Current portion of borrowings 38,040 27,407 Income tax payable 155 Current portion of provision for return condition checks for aircraft under operating leases 865 547 Derivative financial instruments 324 11 80,588 69,692 Net current liabilities (54,328) (45,073) Total assets less current liabilities 109,557 107,884

218 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 China Eastern Airlines Corporation Limited 2017 Annual Report Notes to the Financial Statements 31 December 31 December 2017 2016 RMB million RMB million Non current liabilities Obligations under finance leases 38,233 36,203 Borrowings 21,691 23,033 Provision for return condition checks for aircraft under operating leases 496 741 Other long term liabilities 2,097 2,075 Post retirement benefit obligations 1,979 2,148 Deferred tax liabilities 95 Derivative financial instruments 1 47 64,497 64,342 Net assets 45,060 43,542 Equity Capital and reserves Share capital 14,467 14,467 Reserves (note) 30,593 29,075 Total equity 45,060 43,542 50 Statement of Financial Position of the Company (continued) Information about the statement of financial position of the Company at the end of the reporting period is as follows: (continued)

219 (Prepared in accordance with International Financial Reporting Standards) 31 December 2017 Notes to the Financial Statements 50 Statement of Financial Position of the Company (continued) Information about the statement of financial position of the Company at the end of the reporting period is as follows: (continued) Note: A summary of the Company?s reserves is as follows: Share premium Capital reserve Hedging reserve Statutory reserve Other reserves Retained profits Total RMB million RMB million RMB million RMB million RMB million RMB million RMB million At 1 January 2016 22,853 (720) (51) 184 (2,043) 1,164 21,387 Unrealised gains on cash flow hedges (note 39) 107 107 Fair value movements in available for sale investments 31 31 Fair value changes of available for sale investments held by an associate (1) (1) Actuarial gains on post retirement benefit obligations (345) (345) Issue of shares 7,213 7,213 Transfer from retained profits 144 (144) Profit for the year 1,421 1,421 Interim 2016 dividend (738) (738) At 31 December 2016 30,066 (720) 56 328 (2,358) 1,703 29,075 Unrealised gains on cash flow hedges (note 39) 35 35 Fair value movements in available for sale investments 104 104 Actuarial gains on post retirement benefit obligations 82 82 Transfer from retained profits 212 (212) Profit for the year 2,006 2,006 Final 2016 dividend (709) (709) At 31 December 2017 30,066 (720) 91 540 (2,172) 2,788 30,593

220 Supplementary Financial Information China Eastern Airlines Corporation Limited 2017 Annual Report The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards. Significant Differences Between ifrss and PRC Accounting Standards The Group?s accounting policies adopted in the financial statements prepared by management in accordance with IFRSs, differ in certain aspects from those adopted in the financial statements prepared by management in accordance with the PRC Accounting Standards. The aforesaid differences which have a significant effect on the consolidated profit attributable to equity holders of the Company and consolidated net assets attributable to equity holders of the Company are summarised as follows: 2017 2016 RMB million RMB million Consolidated profit attributable to equity holders of the Company As stated in accordance with PRC Accounting Standards 6,352 4,508 Impact of IFRSs and other adjustments: Difference in depreciation charges for aircraft and engines due to different depreciation lives (b) (10) (10) As stated in accordance with IFRSs 6,342 4,498 2017 2016 RMB million RMB million Consolidated net assets attributable to equity holders of the Company As stated in accordance with the PRC Accounting Standards 53,106 47,186 Impact of IFRSs and other adjustments: Intangible assets (goodwill) (a) 2,242 2,242 Difference in depreciation charges for aircraft and engines due to different depreciation lives (b) 21 31 Non controlling interests (c) (6) (6) Others (3) (3) As stated in accordance with IFRSs 55,360 49,450 (a) The recognition and measurement of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired are different under IFRSs and the PRC Accounting Standards, which result in a difference in the intangibles/goodwill recognised arising from the acquisition. (b) Under the PRC Accounting Standards, on or before 30 June 2001, depreciation of aircraft was calculated to write off their cost on a straight line basis over their expected useful lives of 10 to 15 years to their residual value of 3%. With effect from 1 July 2001, depreciation of aircraft under the PRC Accounting Standards is calculated to write off their cost on a straight line basis over their expected useful lives of 15 to 20 years to their residual value of 5% of costs, the change was applied prospectively which resulted in the difference in the carrying amounts under IFRSs and the PRC Accounting Standards. These differences will be reduced progressively in the coming years, and will be fully eliminated when the related assets are fully depreciated or disposed of. (c) This difference results from the influence of the above items on non controlling interests.

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